 As filed with the Securities and Exchange Commission on October 23, 2001

                                                      Registration No. 333-60838

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------

                              AMENDMENT NO. 3

                                       To
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                                  -----------

                         MAGMA DESIGN AUTOMATION, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                              7372                            77-0454924
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification No.)

                                 2 Results Way
                          Cupertino, California 95014
                                 (408) 864-2000
   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                  -----------

                                RAJEEV MADHAVAN
                            Chief Executive Officer
                         MAGMA DESIGN AUTOMATION, INC.
                                 2 Results Way
                          Cupertino, California 95014
                                 (408) 864-2000
 (Name, address, including zip code and telephone number, including area code, of agent for service of process)

                                  -----------

                                   Copies to:

            Jorge del Calvo, Esq.                         Mark A. Bertelsen, Esq.
        Allison Leopold Tilley, Esq.                        Jose F. Macias, Esq.
            Davina K. Kaile, Esq.                             Betsey Sue, Esq.
           Pillsbury Winthrop LLP                     Wilson Sonsini Goodrich & Rosati
             2550 Hanover Street                          Professional Corporation
             Palo Alto, CA 94304                             650 Page Mill Road
                                                        Palo Alto, California 94304

                                  -----------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

                                  -----------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement numbers of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities and it is not soliciting an offer to buy these       +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 23, 2001


                                4,000,000 Shares

                                 (Company logo)

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be $11.00 per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "LAVA."

  The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 7.

                                                          Underwriting
                                              Price to    Discounts and  Proceeds to
                                               Public      Commissions      Magma
                                            ------------- ------------- -------------
Per Share..................................      $             $             $
Total......................................     $            $             $

  Delivery of the shares of common stock will be made on or about       .

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                      Robertson Stephens

                                             SG Cowen

                  The date of this prospectus is            .

Inside Front

The MAGMA logo appears in the center on the top of the page.


Text: Our software products enable the rapid design and implementation of complex integrated circuits.

Diagram with light bulb on top followed by an arrow pointing down to a box.
The box contains the words MAGMA, Blast Fusion, Blast Chip, Blast Noise and Integrated Circuit Layout.
Next to this box is an arrow pointing down containing the words Accelerate IC Design. Inside the box below the words, there is a picture of a chip layout design. Below the box is an arrow pointing down to a picture of a chip with the words Integrated Circuit next to it on the right hand side.

Four arrows follow with one each pointing to a picture of a satellite dish with a set-top box, a printer, a mobile phone and a network box.

                                 ------------

                               TABLE OF CONTENTS



                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Special Note About Forward-Looking Statements............................  20
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Dilution.................................................................  23
Selected Consolidated Financial Data.....................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  37
Management...............................................................  49


                                                                            Page
                                                                            ----
Related Party Transactions.................................................  61
Principal Stockholders.....................................................  63
Description of Capital Stock...............................................  66
Rescission Offer...........................................................  69
Shares Eligible for Future Sale............................................  70
Underwriting...............................................................  72
Notice to Canadian Residents...............................................  75
Legal Matters..............................................................  76
Experts....................................................................  76
Change of Accountants......................................................  76
Where You Can Find More Information........................................  76
Index to Consolidated Financial Statements................................. F-1


                                 ------------

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.




                     Dealer Prospectus Delivery Obligation

  Until             , 2001 (25 days after the commencement of this offering),
all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

  This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including our financial statements and related notes, before making an investment decision.

                         Magma Design Automation, Inc.

  We provide design and implementation software that enables chip designers to reduce the time it takes to design and produce complex integrated circuits used in the communications, computing, consumer electronics, networking and semiconductor industries. Our Blast Fusion and Blast Chip products utilize a new methodology for deep submicron chip design that combines traditionally separate logic design and physical design processes into an integrated flow. Our objective is to be the leading provider of chip design and implementation solutions for deep submicron integrated circuits. We have licensed our flagship product, Blast Fusion, to major semiconductor manufacturers and electronic products companies such as Fujitsu, Infineon, Texas Instruments and Vitesse, each of which accounted for at least 10% of our total revenue in fiscal 2001.

  The global electronics industry is characterized by short product life cycles. As a result, it is critical to reduce the time it takes to design and produce an integrated circuit. Each successive generation of electronic products is designed to incorporate additional functions, to provide higher performance, and to be smaller and more power efficient. These requirements have accelerated the trend toward the design of more complex integrated circuits with smaller feature sizes that often contain tens of millions of transistors. An increasing number of new integrated circuits are being designed with feature sizes of .18 micron and below, referred to as deep submicron. According to Integrated Circuit Engineering Corporation, a market research firm, the worldwide market for application-specific integrated circuits, or ASICs, which includes system-on-chip, is projected to grow from approximately $35 billion in 2000 to approximately $56 billion in 2005. International Business Strategies, a market research firm, estimates that the percentage of chip designs implemented worldwide, at or below .18 micron, will grow from approximately 16% of all chips designed in 2000 to over 87% in 2005.

  The movement to deep submicron processes has caused semiconductor manufacturers and electronic products companies to seek alternatives to older generation electronic design automation software in order to shorten chip design time and handle larger, more complex designs. As feature sizes continue to shrink, engineers increasingly have to iterate between the two steps of the traditional design process. During the first step, referred to as front-end design, the logic design of the chip is specified using either a programming language or a schematic design. During the second step, referred to as back-end design, the engineers translate the logic design of the chip into the physical design that will be used to manufacture the chip. This step specifies the precise locations and sizes of transistors and wires that will comprise the chip. When designing deep submicron integrated chips using this traditional process, engineers increasingly have to iterate between the front-end and back-end as circuit-timing assumptions made in the front-end prove to be inaccurate in the back-end. Each timing closure iteration may take a week or more to complete and can significantly lengthen the time it takes to design and produce an integrated circuit at the deep submicron level. This inefficiency is driving the need for an integrated front-end and back-end chip design flow that enables the rapid and cost-effective design of deep submicron integrated circuits.

  We provide integrated design and implementation software that enables chip designers to accelerate chip design and production, improve chip performance, increase design capacity and address other design challenges of complex deep submicron chips. Our proprietary FixedTiming methodology and our single data model architecture serve as the technical foundation for our Blast Fusion and Blast Chip products.

  Our products provide the following benefits to our customers:

  . Accelerated Chip Design and Production. Our Blast Fusion and Blast Chip products are designed to reduce the time it takes to design and produce deep submicron integrated circuits by reducing timing closure iterations between the front-end and back-end.

  . Improved Chip Performance. Blast Fusion and Blast Chip are designed to enable the design of chips with greater speed, smaller area and lower power consumption than chips designed with traditional electronic design automation software.


  . Increased Design Efficiency. Our software can accelerate the design process by handling larger design blocks than traditional software and is designed to increase efficiency by eliminating the numerous data translations required between the various tools in traditional systems.


  . Enhanced Quality. Our Blast Noise product is designed to automatically detect and correct noise problems during the back-end process, enhancing quality by identifying problems before chip fabrication.


  Magma was founded in April 1997 and is incorporated in Delaware. Our headquarters are located at 2 Results Way, Cupertino, California 95014 and our telephone number at that address is (408) 864-2000.

  Blast Chip, Blast Fusion, Blast Noise, Blast Plan, CircuitScope, FixedTiming, GateScope, Magma, Moscape and SuperCell are our trademarks. This prospectus also includes trade names, trademarks and service marks of other companies and organizations.

                                  The Offering


 Common stock offered................................ 4,000,000 shares

 Common stock to be outstanding after this offering.. 28,496,382 shares

 Use of proceeds..................................... For general corporate purposes, including working capital. See "Use of Proceeds."

 Proposed Nasdaq National Market symbol.............. LAVA


  Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding on September 30, 2001. The number of shares of common stock to be outstanding after the offering also assumes:


  . no exercise of the underwriters' over-allotment option;

  . the exercise of warrants to purchase 201,001 shares of our redeemable convertible preferred stock that will expire if not exercised before this offering is completed;


  . conversion of each outstanding share of redeemable convertible preferred stock into one share of common stock, except each share of series D and series E-4 preferred stock will be converted into 1.15 shares of common stock; and

  . conversion of all outstanding subordinated convertible promissory notes and interest accrued as of September 30, 2001 into 3,437,405 shares of common stock, assuming an initial public offering price of $11.00 per share, a conversion price of $7.37 per share and the completion of this offering prior to November 30, 2001.


  The number of shares of common stock to be outstanding after the offering excludes:

  . 4,644,920 shares issuable upon exercise of options outstanding at September 30, 2001 at a weighted average exercise price of $7.59 per share;


  . 56,238 shares issuable upon exercise of warrants that can be exercised after the offering is completed at a weighted average exercise price of $6.78 per share; and

  . 785,800 additional shares available for future issuance under our stock plans.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)


                                                               Six Months Ended
                               Year Ended March 31,              September 30,
                         ------------------------------------  ------------------
                          1998     1999      2000      2001      2000      2001
                         -------  -------  --------  --------  --------  --------
                                                                  (unaudited)
Consolidated Statements
of Operations Data:
Total revenue........... $   --   $   226  $  1,450  $ 11,842  $  3,012  $ 16,237
Cost of revenue.........     --        61     1,209     5,848     2,402     3,672
Total operating
 expenses...............   2,002    9,516    33,822    53,045    27,165    24,854
Operating loss..........  (2,002)  (9,351)  (33,581)  (47,051)  (26,555)  (12,289)
Net loss................  (1,980)  (9,277)  (33,050)  (46,029)  (26,094)  (12,771)
Pro forma net loss per
 share--basic and
 diluted................ $ (0.73) $ (1.25) $  (2.62) $  (2.61) $  (1.59) $  (0.61)
Pro forma weighted
 average shares--basic
 and diluted............   2,703    7,422    12,606    17,646    16,435    20,948


  See note 2 of notes to consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data. The interest expense resulting from the contingent beneficial conversion feature on the subordinated convertible promissory notes issued in July and August 2001 as well as the amortization of the balance as of September 30, 2001 of debt discount and issuance costs related to the subordinated convertible promissory notes have been excluded from the pro forma net loss per share. See note 7 to the consolidated financial statements.


  The consolidated financial data reflects our merger with Moscape, Inc., which closed on August 9, 2000 and which was accounted for as a pooling-of-interests. This means that for accounting and financial reporting purposes, we treat the two companies as if they had always been combined.


                                                     September 30, 2001
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              --------  ----------- -----------
                                                        (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents.................... $ 26,924    $29,565     $68,185
Total assets.................................   46,554     48,995      87,615
Working capital..............................   15,747     18,388      57,008
Deferred revenue.............................   11,397     11,397      11,397
Notes payable to bank........................    1,010      1,010       1,010
Subordinated convertible promissory notes....   23,574        --          --
Redeemable convertible preferred stock.......   88,966        --          --
Total stockholders' equity (deficit).........  (87,769)    27,212      65,832


  The consolidated balance sheet data as of September 30, 2001 is shown:


  . on an actual basis;

  . on a pro forma basis to reflect the assumed exercise of outstanding warrants to purchase redeemable convertible preferred stock that will expire if not exercised before this offering is completed and the assumed conversion of all of our outstanding redeemable convertible preferred stock and subordinated convertible promissory notes and accrued interest into common stock when this offering is completed and the amortization of the balance as of September 30, 2001 of debt discount and issuance costs related to the subordinated convertible promissory notes and the recognition of interest expense related to a beneficial conversion feature of the subordinated convertible promissory notes;



  . on the same pro forma basis as adjusted to reflect the sale of 4,000,000 shares of common stock in this offering at an assumed initial pubic offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

  Before investing in our common stock, you should be aware that various risks are involved, including those described below. If any of the following risks occur, our business, financial condition and results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Before making a decision to buy our common stock, you should carefully consider the risks described below as well as the other information in this prospectus, including our financial statements and the related notes.

Risks Related to our Business

We have a history of losses and an accumulated deficit of approximately $104.4 million as of September 30, 2001. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.


  We have incurred net losses of approximately $104.4 million as of September 30, 2001. We expect to continue to incur substantial net losses in the foreseeable future. If we do not become profitable within the time frame expected by securities analysts or investors, the market price of our common stock will likely decline. If we continue to incur net losses, we may not be able to maintain or increase our number of employees or our investment in capital equipment, sales, marketing, and research and development programs. We do not know when or if we will become profitable. If we do achieve profitability, we may not sustain or increase profitability in the future. As a result, we may not be able to continue to operate.


Our limited operating history makes it difficult to evaluate our business and prospects.

  We were incorporated in April 1997 and introduced our first principal software product, Blast Fusion, in April 1999. Our business model is still emerging, and the revenue and income potential of our business and market are unproven. We have a limited history of generating revenue from our software products. As a result of our short operating history, we have limited financial data that you can use to evaluate our business. Our software products represent a new approach to the challenges presented in the electronic design automation market, which to date has been dominated by established companies with longer operating histories. Key markets within the electronic design automation industry may fail to adopt our proprietary technologies and software products, or we may not be able to establish distribution channels. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties often encountered by companies in their early stages of development.

Our lengthy sales cycle is unpredictable and can range from three to six months or more. This lengthy and unpredictable sales cycle makes it difficult for us to forecast revenue and increases the variability of quarterly fluctuations, which could cause our stock price to decline.

  Customers for electronic design automation software typically commit significant resources to evaluate available software. The complexity of our products requires us to spend substantial time and effort to assist potential customers in evaluating our software tools and in benchmarking our tools against those of our competitors. Also, because our products require a significant investment in time and cost by our customers, we must target those individuals within the customer's organization who are able to make these decisions on behalf of their companies. These individuals tend to be senior management in an organization, typically at the vice president level. We may face difficulty identifying and establishing contact with such individuals. Even after initial acceptance, the negotiation and documentation processes can be lengthy. Our sales cycle typically ranges between three and six months or more. Any delay in completing sales in a particular quarter could cause our operating results to be below expectations.

We have relied and expect to continue to rely on a limited number of customers for a significant portion of our revenue, and our revenue could decline due to the delay of customer orders or the failure of existing customers to renew licenses.

  Our business and financial condition depends on a limited number of customers. Four customers accounted for approximately 49% of our revenue in fiscal 2001, with each of the four customers accounting for at least 10% of our total revenue in fiscal 2001. For the six months ended September 30, 2001, two customers accounted for approximately 24% of our revenue, with each of these customers accounting for over 10% of our total revenue for that period.


  We expect that we will continue to depend upon a relatively small number of customers for a substantial portion of our revenue for the foreseeable future. If we fail to successfully sell our products and services to one or more customers in any particular period, or a large customer purchases less of our products or services, defers orders, or fails to renew its relationship with us, our business and operating results would be harmed.

  We license our software products to our customers and provide technical support. Most of our customers license our software under a three year licensing agreement. All of our licensing agreements automatically expire at the end of the term unless the customer renews the license with us. As many of our licensing agreements are still within their initial term, we cannot predict what the renewal rate may be. If our customers do not renew their licenses, we may not be able to maintain our current revenue or may not generate additional revenue. Some of our licensing agreements allow those customers to terminate an agreement prior to its expiration under limited circumstances, for example, if our products do not meet specified performance requirements or goals. We expect a significant amount of our revenue to be generated from these licensing agreements. If these agreements are terminated prior to expiration or we are unable to collect under these agreements, our revenue may decline.


Because many of our current competitors have pre-existing relationships with our current and potential customers, we might not be able to achieve sufficient market penetration to achieve or sustain profitability.

  Many of our competitors, including Avant!, Cadence and Synopsys, have established relationships with our current and potential customers and can devote substantial resources aimed at preventing us from establishing or enhancing our customer relationships. These existing relationships can also make it difficult to obtain additional customers due to the substantial investment that these potential customers have already made in their current design flows. If we are unable to gain additional market share due to these pre-existing relationships with our potential customers, our operating results could be harmed.

Our quarterly results are difficult to predict, and if we do not meet quarterly financial expectations, our stock price could decline.

  Our quarterly revenue and operating results are difficult to predict and may fluctuate from quarter to quarter. It is likely that our operating results in some quarters will be below market expectations. If this happens, the market price of our common stock is likely to decline. Fluctuations in our future quarterly operating results may be caused by many factors, including:

  . size and timing of customer orders;

  . the structure and mix of our product license agreements;

  . our ability to recognize revenue in a given quarter;

  . the mix of time-based licenses bundled with maintenance, unbundled time-based license agreements and perpetual license agreements;


  . the mix of our license and services revenue agreements;


  . our ability to gain new customers and retain existing customers;

  . changes in our pricing policies or those of our competitors;

  . changes in the level of our operating expenses to support any future growth;




  . the timing of product releases or upgrades by us or our competitors; and


  . changes in the interpretation of the authoritative literature under which we recognize revenue.


  For example, if our competitors change their pricing policies, we may be forced to reduce our pricing or modify our pricing structure in response. This in turn could cause our quarterly results to differ from those originally anticipated. Also, we base our operating expense levels in part on our expectations of future revenue levels. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter. We also devote substantial resources to obtaining new customers. If we fail to obtain a particular customer order when anticipated, it would harm our operating results for that quarter.

  Although to date we have focused primarily on bundled time-based license agreements, we began to enter into perpetual and unbundled time-based license agreements during the quarter ended September 30, 2001. Revenue under these agreements is recognized using the residual method, which typically results in recognition of a larger amount of revenue in the quarter in which the license is granted as compared to our standard time-based licenses. Our quarterly results will likely fluctuate as a result of the mix of license agreements. We recognize revenue from our bundled time-based licenses ratably over the term of the agreement, which is typically three years, once the license has been signed and the product delivered. If an arrangement involves extended payment terms, revenue is recognized to the extent of the lesser of the portion of the fee presently due and payable or the ratable portion of the entire fee.


Our operating results will be significantly harmed if chip designers do not adopt Blast Fusion.

  To date, Blast Fusion has accounted for a significant majority of our revenue since inception. We believe that revenue from Blast Fusion and related products will account for most of our revenue for the foreseeable future. If integrated circuit designers do not adopt Blast Fusion, our operating results would be significantly harmed. We must continue market penetration of Blast Fusion to achieve our growth strategy.

  Our products are not applicable to all design processes. For example, our products are not applicable to functions such as logic simulation, formal verification or full-feature custom layout editing. Although some of our customers use front-end products, most of our customers license Blast Fusion to do the physical design step of designing an integrated circuit.

Defects in our products could result in a decrease of customers and revenue, unexpected expenses and loss of competitive market share.

  Our products depend on complex software, both internally developed and licensed from third parties. Also, our customers may use our products with other companies' products which also contain complex software. If the software we provide to customers does not meet performance requirements, our customer relationships may suffer. Complex software often contains errors. Any failure or poor performance of our software or the third party software with which it is integrated could result in:

  . delayed market acceptance of our software products;

  . delays in product shipments;

  . unexpected expenses and diversion of resources to identify the source of errors or to correct errors;

  . damage to our reputation;

  . delayed or lost revenue; and

  . product liability claims.

  Our product functions are often critical to our customers, especially because of the resources our customers expend on the design and fabrication of integrated circuits. Our current licensing agreements contain provisions to provide for a limited warranty, which provides the customer with a right of refund for the license fees if we are unable to correct errors reported during the warranty period. If our contractual limitations are unenforceable in a particular jurisdiction or if we are exposed to product liability claims that are not covered by insurance, a successful claim could harm our business. We currently do not carry product liability insurance. Also, a limited number of our contracts include specified ongoing performance criteria. We expect a significant amount of our revenue to be generated from these licensing agreements. If our products fail to meet these criteria, it may lead to termination of these agreements and loss of future revenue.


Difficulties in developing and achieving market acceptance of new products and delays in planned release dates of our software products and upgrades may harm our business.

  If we fail to develop additional products, our business and operating results could suffer. We may not have the financial resources necessary to fund future innovations. Also, any revenue that we receive from enhancements or new generations of our proprietary software products may be less than the costs of development. If we cannot successfully develop and market new products, or if we fail to do so in a timely manner, our reputation and ability to grow our business would suffer.

A significant portion of our business is conducted internationally. This international concentration could expose us to risks inherent to doing business internationally that could harm our business. We also intend to expand our international operations. If our revenue from this expansion does not exceed the expenses associated with this expansion, our business and operating results could suffer.

  We generated 29.7% of our total revenue from sales outside North America for the six months ended September 30, 2001. While all of our international sales to date have been denominated in U.S. dollars, our international operating expenses have been denominated in foreign currencies. As a result, a decrease in the value of the U.S. dollar relative to the foreign currencies could increase the relative costs of our overseas operations, which could reduce our operating margins.


  The expansion of our international operations includes the maintenance of sales offices in dispersed locations in Europe, the Middle East and the Asia/Pacific region. If our revenue from international operations does not exceed the expense of establishing and maintaining our international operations, our business could suffer. Additional risks we face in conducting business internationally include:

  . difficulties and costs of staffing and managing international operations across different geographic areas;

  . changes in currency exchange rates and controls;

  . unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations;


  . the possible lack of financial and political stability in foreign countries that prevent overseas sales growth; and


  . the effects of the terrorist attacks in the United States and any related conflicts or similar events worldwide.


Future changes in accounting standards, specifically changes affecting revenue recognition, could cause adverse unexpected revenue fluctuations.

  Future changes in accounting standards, specifically those affecting software revenue recognition, could require us to change our methods of revenue recognition. These changes could result in deferral of revenue recognized in current periods to subsequent periods or accelerated recognition of deferred revenue to current periods, each of which could cause shortfalls in meeting the expectations of investors and securities analysts. Our stock price could decline as a result of any shortfall.

Our future success will depend on our ability to keep pace with the rapidly evolving technology standards of the semiconductor industry. If we are unable to keep pace with rapidly changing technology standards, our products could be rendered obsolete, which would cause our operating results to decline.

  The semiconductor industry has made significant technological advances. In particular, recent advances in deep submicron technology have required electronic design automation companies to continuously develop new products and enhance existing products. The evolving nature of our industry could render our existing products and services obsolete. Our success will depend, in part, on our ability to:

  . enhance our existing products and services;

  . develop and introduce new products and services on a timely and cost-effective basis that will keep pace with technologic developments and evolving industry standards; and

  . address the increasingly sophisticated needs of our customers.

  If we are unable, for technical, legal, financial or other reasons, to respond in a timely manner to changing market conditions or customer requirements, our business and operating results could be seriously harmed.

We may not be able to hire the number of engineering personnel required by our customers, which would harm our ability to achieve our growth strategy. Also, because competition for qualified personnel is intense in our industry, we may not be able to recruit necessary personnel, which could impact the development or sales of our products.

  We have experienced, and may continue to experience, difficulty in hiring and retaining highly skilled engineers with appropriate qualifications to support our growth strategy. Our success depends on our ability to identify, hire, train and retain qualified engineering personnel with experience in integrated circuit design. Specifically, we need to attract and retain field application engineers to work with our direct sales force to technically qualify new sales opportunities and perform design work to demonstrate our products' capabilities to customers during the benchmark evaluation process. Competition for qualified engineers is intense, particularly in the Silicon Valley where our headquarters are located. If we lose the services of a significant number of our engineers or we cannot hire additional engineers, we will be unable to increase our sales or implement or maintain our growth strategy.

  Our success will also depend on our ability to attract and retain senior management, sales, marketing and other key personnel. Because of the intense competition for such personnel, it is possible that we will fail to retain our key technical and managerial personnel. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, our growth may be limited due to our lack of capacity to develop and market our products. This could harm the market's perception of our business and our ability to achieve our business goals.

Our success is highly dependent on the technical, sales, marketing and managerial contributions of key individuals, and we may be unable to recruit and retain these personnel.

  Rajeev Madhavan, our chief executive officer, Roy E. Jewell, our president and chief operating officer, and Hamid Savoj, our vice president--product development, as well as our technical, sales and marketing personnel, are critical to our business. We do not have long-term employment agreements with our key employees, and we do not maintain any key person life insurance policies. If we lose the services of any of these key executives, our product development processes and sales efforts could be slowed. We may also incur increased operating expenses and be required to divert the attention of other senior executives to search for their replacements. Both our president and chief operating officer and our vice president--sales recently joined us and may need to spend a significant amount of time learning our business model and management system while performing their regular duties. The integration of our new executives or any new personnel could disrupt our ongoing operations.

If we fail to maintain competitive stock option packages for our employees, or if our stock declines materially for a protracted period of time, we might have difficulty retaining our employees and our business may be harmed.

  In today's competitive technology industry, employment decisions of highly skilled personnel are influenced by stock option packages, which offer incentives above traditional compensation only where there is a consistent, long-term upward trend over time of a company's stock price. If our stock price declines due to market conditions, investors' perceptions of the technology industry or managerial or performance problems we have, our stock option incentives may lose value to key employees, and we may lose these employees or be forced to grant additional options to retain them. This in turn could result in:

  . immediate and substantial dilution to investors resulting from the grant of additional options necessary to retain employees; and

  . potential compensation charges against the company which could negatively impact our operating results.

Our growth places a significant strain on our management systems and resources, and if we fail to manage this growth, our business will be harmed.

  The growth that we have experienced has placed a significant strain on our management, administrative and financial resources. We have also significantly expanded our operations in the United States and internationally, and we plan to continue to expand the geographic scope of our operations. To manage our growth, we must implement and improve additional and existing administrative, financial and operations systems, procedures and controls. Our failure to manage growth could delay execution of our business plan or disrupt our operations. We believe we have sufficient office space to meet our current needs. However, if we need additional space, it may be difficult and expensive to find a satisfactory corporate location in the very competitive Silicon Valley office leasing market.

We may have difficulty retaining employees due to recent changes in our sales commission plan and the recent reduction in our work force.

  We have recently changed our sales commission plan from employees typically earning the entire sales commission when the customer signs the license agreement to employees earning a portion of the sales commission when the customer signs the license agreement and the remainder as payments are received from the customer. In addition, we recently reduced our workforce. Our new sales commission structure and workforce reduction may cause us to lose key employees and technical personnel. Any such loss would harm our business and operating results.

We intend to further penetrate the customer-owned tooling market. If we cannot successfully penetrate this market or manage the costs associated with penetrating this market, our operating results may suffer.

  We intend to broaden the focus of our sales efforts to include customer-owned tooling companies, which are companies that both design the logic and implement the physical design of an integrated circuit. Once the chip is designed, the customer-owned tooling company contracts with a foundry that will manufacture the chip based on a mask owned and provided to the foundry by the company. Customer-owned tooling companies tend to be smaller companies than our initial customers and may require fewer licenses from us. We have limited experience with these types of customers. We may be unable to successfully target these customers, or if we are successful, the costs associated with obtaining these customers may increase our operating expenses. If we cannot successfully penetrate the customer-owned tooling market or successfully manage the costs associated with obtaining customers in this market, our business and operating results may suffer.

We have incurred high customer engagement and support costs, and the failure to manage these costs could harm our operating results.

  Because of the complexity of our products, we typically incur substantial costs when engaging a new customer. We also incur high field application engineering support costs to assist customers in their evaluations of our products. In the past, we have also provided substantial sales commission incentives to encourage and reward our sales employees for obtaining customer license agreements. If we fail to manage our customer engagement and support costs or the costs associated with our commission incentives, our operating results could suffer.

  We typically pay sales commissions when the customer signs the license agreement, while revenue from the license agreement is recognized ratably over the term of the license or as payments become due and payable. We expect sales and marketing expense to increase as we intensify our sales efforts. Our sales and marketing activities may not yield increased revenue and, even if they do, any increased revenue may not offset the expenses we incur.

Our gross margin may decrease if we incur higher than expected costs associated with providing design and support services.

  Our gross margin depends in part on the costs we incur in providing design and support services. For example, increased demand by our customers for design and support services may negatively impact our gross margins because of the increased costs of providing design services and costs associated with attracting and retaining the requisite engineering resources to provide these services. Our gross margin may decrease if we are unable to manage support costs associated with new license agreements or the mix of license and services revenue we generate. Also, it is difficult to predict the cost and schedule of the support required under our license or design agreements because of the technical nature of the work to be performed under those contracts. We may enter into contracts that prove to be technically unfeasible or may result in losses because the cost of resources to complete the agreement exceeds the contract price. Failure by us to perform under the terms of our agreements may cause us to lose customers and revenue.

We have discontinued our CircuitScope product line and we are no longer actively marketing our GateScope software as a separate product. Although we are integrating GateScope into our Blast Fusion flow, we expect revenue from these products, formerly offered by Moscape as standalone products, to decline.

  In August 2000, we merged with Moscape, Inc., a provider of analysis and verification software products to secure Moscape's signal integrity technology and its development engineering team. The merger with Moscape could cause our customers to be uncertain about the direction of our product development efforts and our ability to support the products previously offered by Moscape prior to the acquisition. In January 2001, we discontinued the development and marketing of Moscape's CircuitScope product line, which accounted for the majority of Moscape's revenue, because the product line did not fit with the requirements of our current or target customers. The discontinuation of CircuitScope will cause our revenue and operating results from Moscape to decline. We have also discontinued the marketing and licensing of GateScope as a separate product. Instead, we are focusing our development efforts on integrating the GateScope technology into our Blast Fusion architecture. Historical revenue from our Moscape products cannot be relied upon as an indication of future revenue from these products as we expect revenue from these products to decline.


We may have difficulty assimilating technology, personnel and operations from any future acquisitions, and these difficulties may disrupt our business and divert management's attention.

  The Moscape merger is our only merger to date, and we have discontinued the development, marketing and licensing of Moscape's CircuitScope product line and have also discontinued the marketing and licensing of GateScope as a separate product. Although we currently have no specific plans, agreements or commitments for any future acquisitions, we may pursue other acquisitions that we believe may complement our business. The integration of the separate operations of our company and an acquisition partner could divert management's attention from the day-to-day operations of the combined company. Also, we may not be able to retain key management, technical and sales personnel after an acquisition. We may not realize all of the anticipated benefits of future acquisitions.

Our products incorporate software licensed from third parties, and if we lose or are unable to maintain any of these software licenses, our product shipments could be delayed or reduced.

  We use software such as front-end language processing, license keying software and schematic viewing software which we license from third parties. We have also licensed the rights to some technologies from various universities, including the Technical University of Eindhoven, Delft University and the University of California at Berkeley. These third-party software licenses may not continue to be available on commercially reasonable terms, or at all. If we cannot maintain existing third party technology licenses or enter into licenses for other existing or future technologies needed for our products, we could be required to cease or delay product shipments while we seek to develop alternative technologies.

If chip designers and manufacturers do not integrate our software into existing design flows, or if other software companies do not cooperate in working with us to interface our products with their design flows, demand for our products may decrease.

  To successfully implement our business strategy, we must provide products that can interface with the software of other electronic design automation software companies. Our competitors may not support our or our customers' efforts to integrate our products into their existing design flows. We must develop cooperative relationships with competitors so that they will work with us to integrate our software into a customers' design flow. Currently, our software is designed to interface with the existing software of Avant!, Cadence, Synopsys and others. If we are unable to convince customers to adopt our software products over those of competitors offering a broader set of products, or if we are unable to convince other semiconductor companies to work with us to interface our software with theirs to meet the demands of chip designers and manufacturers, our business and operating results will suffer.

We may not obtain sufficient patent protection, which could harm our competitive position and increase our expenses.

  Our success and ability to compete depends to a significant degree upon the protection of our software and other proprietary technology. Currently, two of our patent applications have been allowed and we have 13 patent applications pending in the United States, including two provisional patent applications. These legal protections afford only limited protection for our technology, and the rights that may be granted under any future patents that may be issued may not provide competitive advantages to us. Patent protection in foreign countries may be limited or unavailable where we need this protection. It is possible that:


  . our pending patent applications may not be issued;

  . competitors may independently develop similar technologies or design around our patents;

  . patents issued to us may not be broad enough to protect our proprietary rights; and

  . any issued patent could be successfully challenged.

We rely on trademark, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and if these rights are not sufficiently protected, it could harm our ability to compete and generate revenue.

  We also rely on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Our ability to compete and grow our business could suffer if these rights are not adequately protected. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to agreements which impose certain restrictions on the licensee's ability to utilize the software. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. Our proprietary rights may not be adequately protected because:

  . laws and contractual restrictions may not prevent misappropriation of our technologies or deter others from developing similar technologies; and

  . policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

  Also, the laws of other countries in which we market our products may offer little or no protection of our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for it, which would harm our competitive position and market share.

We may face intellectual property infringement or other claims against us or our customers that could be costly to defend and result in our loss of significant rights.

  Many of our contracts contain provisions indemnifying our customers from third party intellectual property infringement claims. Other parties may assert intellectual property infringement claims against us or our customers, and our products may infringe the intellectual property rights of third parties. If we become involved in litigation, we could lose our proprietary rights and incur substantial unexpected operating costs. Intellectual property litigation is expensive and time-consuming and could divert management's attention from our business. If there is a successful claim of infringement, we may be required to develop non-infringing technology or enter into royalty or license agreements which may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Our products may infringe third-party patents that may relate to our products. Also, we may be unaware of filed patent applications that relate to our software products.

  We may also become involved in litigation unrelated to intellectual property infringement claims. For example, in August 2001, a complaint was filed against us alleging breach of contract, among other things. A more detailed description of this litigation appears under the heading "Legal Proceedings" on page 47. We may not be successful in defending this or other claims. Regardless of the outcome, litigation can result in substantial expense and could divert the efforts of our management and technical personnel.


We rely on a continuous power supply to conduct our operations, and California's energy crisis could disrupt our operations and increase our expenses.


  California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for the State of California fall below 1.5%, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout the state. If blackouts interrupt our power supply or the power supply of any of our customers or third party service providers, we, our customers or these third parties may be temporarily unable to operate. Any interruption in our ability to continue operations could delay the development or interfere with the sales of our products. Future interruptions could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations. Any interruption in the ability of our customers or third parties to continue operations could also harm our business. We do not carry sufficient business interruption insurance to compensate us for losses that may occur, and any losses or damages we incur could harm our business.

  Furthermore, the deregulation of the energy industry instituted in 1996 by the California government and shortages in wholesale electricity supplies have caused power prices to increase. If wholesale prices continue to increase, our operating expenses will likely increase, as our headquarters and most of our employees are based in California.

Risks Related to our Industry

We compete against companies that hold a large share of the electronic design automation market. If we cannot compete successfully, we will be unable to gain market share.

  We currently compete with companies that hold dominant shares in the electronic design automation market, such as Avant!, Cadence and Synopsys. Avant!, Cadence and Synopsys are continuing to broaden their product lines to provide an integrated design flow. Each of these companies has a longer operating history and significantly greater financial, technical and marketing resources, as well as greater name recognition and larger installed customer bases than we do. Our competitors are better able to offer aggressive discounts on their products, a practice that they often employ. Our competitors offer a more comprehensive range of products than we do and they are often able to respond more quickly or price more effectively to take advantage of new opportunities or customer requirements. Competitive pressures may prevent us from obtaining market share, require us to reduce the price of products and services or cause us to lose existing customers, which could harm our business. Our competitors have a significant market presence in North America. To successfully execute our business strategy, we must increase our sales in North America. If we fail to do so in a timely manner or at all, we may not be able to gain market share and our business and operating results could suffer.


  Also, a variety of small companies continue to emerge, developing and introducing new products. Any of these companies could become a significant competitor in the future. We also compete with the internal chip design automation development groups of our existing and potential customers. Therefore, these customers may not require, or may be reluctant to purchase, products offered by independent vendors.

  Our competitors may announce new products or technologies that have the potential to replace our existing or new product offerings. The introduction of these new products by competitors may cause potential customers to defer purchases of our products. If we fail to compete successfully, we will not gain market share and our business will fail.

If the industries into which we sell our products experience recession or other cyclical effects impacting our customers' research and development budgets, our operating results could be negatively impacted.

  Demand for our products is driven by new integrated circuit design projects. The demand from semiconductor and system companies is uncertain and difficult to predict. Slower growth in the semiconductor and systems industries, a reduced number of design starts, reduction of electronic design automation budgets or continued consolidation among our customers would harm our business and financial condition.

  The primary customers for our products are companies in the communications, computing, consumer electronics, networking and semiconductor industries. Any significant downturn in our customers' markets, in particular, or in general economic conditions which result in the cutback of research and development budgets or the delay of software purchases would likely result in a reduction in demand for our products and services and could harm our business. For example, the United States economy, including the semiconductor industry, is currently experiencing a slowdown, which may negatively impact our business and operating results. Some analysts have predicted that recent terrorist attacks in the United States will cause a further decline in the United States economy. If the economy continues to decline as a result of the recent economic, political and social turmoil, existing customers may delay their implementation of our software products and prospective customers may decide not to adopt our software products, either of which could negatively impact our business and operating results.

  In addition, the markets for semiconductor products are cyclical. In recent years, some Asian countries have experienced significant economic difficulties, including devaluation and instability, business failures and a depressed business environment. These difficulties triggered a significant downturn in the semiconductor market, resulting in reduced budgets for chip design tools which, in turn, negatively impacted us. In addition, the electronics industry has historically been subject to seasonal and cyclical fluctuations in demand for its products, and this trend may continue in the future. These industry downturns have been, and may continue to be, characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices.


Risks Related to this Offering

Our stock price may be volatile and you may not be able to sell your shares at or above the offering price.

  Before this offering, our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. You may not be able to sell your shares at or above the offering price. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially because of:

  . actual or anticipated fluctuations in our operating results;

  . changes in or our failure to meet market expectations;

  . conditions and trends in the Internet and other technology industries;
    and

  . fluctuations in stock market price and volume, which are particularly common among securities of software, semiconductor and other technology companies.

After this offering, our directors, executive officers and principal stockholders will own 46.7% of our common stock and this concentration of ownership may allow them to elect most of our directors and could delay or prevent a change in control of Magma.


  After this offering, our directors, executive officers and stockholders who currently own over 5% of our common stock will collectively beneficially own approximately 46.7% of our outstanding common stock. These stockholders, if they vote together, will be able to significantly influence all matters requiring stockholder approval. For example, they may be able to elect most of our directors, delay or prevent a transaction in which stockholders might receive a premium over the market price for their shares or prevent changes in control or management.


Most of our outstanding shares of common stock may be sold in the market shortly after this offering, which may cause our stock price to decline.

  Sales of a substantial number of shares of common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering or after the expiration of lockup and holding periods could cause the market price of our common stock to decline. All the shares sold in this offering will be freely tradable. Approximately 24,322,238 shares of common stock outstanding after this offering are under lock-up agreements with Credit Suisse First Boston that prohibit the sale of the shares for 180 days after the date of this prospectus. Any or all of these shares may be released before expiration of the 180-day lockup period at the discretion of Credit Suisse First Boston Corporation. The sale of some of these shares may be restricted by volume limitations.

Our stock price may decline significantly because of stock market fluctuations that affect the prices of technology stocks. A decline in our stock price could result in securities class action litigation against us, that could divert management's attention and harm our business.

  The stock market has experienced significant price and volume fluctuations that have adversely affected the market prices of common stock of technology companies. These broad market fluctuations may reduce the market price of our common stock. In the past, securities class action litigation has often been brought against a company after periods of volatility in the market price of securities. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could harm our ability to execute our business plan.

We may need additional capital and if funds are not available on acceptable terms, we may not be able to hire and retain employees, fund our expansion or compete effectively.

  We believe that our existing capital resources, including the anticipated proceeds of this offering, will enable us to maintain our operations for at least the next 12 months. However, if our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to hire, train or retain employees, to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products, or respond to competitive pressures would be significantly limited.

Our management has significant flexibility in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. If our management does not use the proceeds in a manner that increases our operating results or market value, our business could suffer.

  We intend generally to use the net proceeds from this offering for general corporate purposes, including working capital. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. Therefore, our management will have significant flexibility in applying the net proceeds of this offering. The net proceeds could be applied in ways that do not increase our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product and service offerings.

Purchasers of our common stock will suffer immediate dilution in the pro forma net tangible book value per share.

  The initial public offering price is substantially higher than the book value per share of our common stock. Purchasers of our common stock in this offering will experience immediate dilution of $8.69 in the pro forma net tangible book value per share of common stock, based on an assumed initial public offering price of $11.00 per share.


Our certificate of incorporation, bylaws and Delaware corporate law contain antitakeover provisions which could delay or prevent a change in control even if the change in control would be beneficial to our stockholders.

  Delaware law, as well as our certificate of incorporation and bylaws, contain antitakeover provisions that could delay or prevent a change in control of our company, even if it were beneficial to the stockholders to do so. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

  . authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval to increase the number of outstanding shares and deter or prevent a takeover attempt;

  . prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  . establish a classified board of directors requiring that not all members of the board be elected at one time;

  . prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

  . limit the ability of stockholders to call special meetings of stockholders; and

  . establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

  In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in control of our company. Specifically, Section 203 prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for three years after the date the stockholder became an interested stockholder unless specific conditions are met. Also, our stock option plans include change in control provisions that allow us to grant options or stock purchase rights that will become vested immediately upon a change in control of us.

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements. These statements relate to our, and in some cases our customers', future plans, objectives, expectations, intentions and financial performance. In some cases, you can identify forward-looking statements because they use terms such as anticipates, believes, continue, could, estimates, expects, intends, may, plans, potential, predicts, should or will or the negative of those terms or other comparable words. These statements involve risks and uncertainties that may cause industry trends or our actual results, activities or achievements to be materially different from those expressed or implied by these statements. These factors include those listed under Risk Factors, Business, Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections in this prospectus.

  Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or changes in our expectations. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

                                USE OF PROCEEDS

  We estimate that we will receive net proceeds of approximately $38.6 million from the sale of 4,000,000 shares of our common stock. If the underwriters' exercise their over-allotment option in full, we estimate that we will receive total net proceeds of approximately $44.7 million. These net proceed amounts are based on an expected initial public offering price of $11.00 per share less the estimated underwriting discounts, commissions and estimated offering expenses payable by us.


  The principal purposes of this offering are to increase our working capital, create a public market for our common stock and facilitate our future access to the public capital markets. We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital. We have not yet determined the expected expenditures and thus cannot determine the exact amounts to be used for each specified purpose. However, we generally anticipate spending between $22.0 million and $26.0 million on sales and marketing in the current fiscal year and between $3.0 million and $4.0 million on capital expenditures for the purposes of increasing our market share in the design and implementation software market. In addition to using the proceeds from this offering, we currently intend to fund our future expenses from our existing cash balances and cash generated from our operations. The actual amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business.

  We may also use a portion of the net proceeds to acquire additional businesses, services, products and technologies, that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any acquisition or joint venture. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering.

  Pending the uses described above, we will invest the net proceeds of this offering in short term interest bearing, investment-grade securities. We believe that our available cash and net proceeds of this offering will be sufficient to meet our capital requirements for at least the next 12 months.

                                DIVIDEND POLICY

  We have never declared or paid dividends on our capital stock and do not anticipate paying any dividends. We expect to retain our earnings, if any, for the development of our business.

                                 CAPITALIZATION

  The following table shows our capitalization as of September 30, 2001:


  . on an actual basis;

  . on a pro forma basis assuming:

   . the exercise of outstanding warrants to purchase a total of 201,001 shares of redeemable convertible preferred stock that will expire if not exercised before this offering is completed;


   . the conversion of all outstanding shares of redeemable convertible preferred stock into common stock and changes to our authorized capital stock when this offering is completed;


   . the conversion of all outstanding subordinated convertible promissory notes and interest accrued as of September 30, 2001 into 3,437,405 shares of common stock, assuming an initial public offering price of $11.00 per share, a conversion price of $7.37 per share and the completion of this offering prior to November 30, 2001;


   . the amortization of the $1,960,000 balance as of September 30, 2001 of debt discount and issuance costs related to the subordinated convertible promissory notes; and


   . the recognition of $11,837,000 interest expense related to a beneficial conversion feature of the subordinated convertible promissory notes; and


  . on the same pro forma basis as adjusted to include the sale of 4,000,000 shares of common stock by us at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.


                                                   September 30, 2001
                                             ---------------------------------
                                                                    Pro Forma
                                              Actual    Pro Forma  As Adjusted
                                             ---------  ---------  -----------
                                                     (in thousands)
Notes payable to bank, excluding current
 portion.................................... $       3  $       3   $       3
                                             ---------  ---------   ---------
Subordinated convertible promissory notes...    23,574        --          --
                                             ---------  ---------   ---------
Redeemable convertible preferred stock,
 $0.0005 par value per share,
 17,143,000 shares authorized, 9,182,269
 shares issued and outstanding, actual;
 5,000,000 shares authorized, $0.0001 par
 value per share, no shares issued and
 outstanding, pro forma and pro forma as
 adjusted...................................    88,966        --          --
                                             ---------  ---------   ---------
Stockholders' equity:
  Common stock, $0.0005 par value per share,
   53,571,500 shares authorized, 11,088,462
   shares issued and outstanding, actual;
   150,000,000 shares authorized, $0.0001
   par value per share, 24,496,382 shares
   issued and outstanding, pro forma;
   28,496,382 shares issued and outstanding,
   pro forma as adjusted....................         6          2           3
Additional paid-in capital..................    26,280    155,062     193,681
Deferred stock-based compensation...........    (9,541)    (9,541)     (9,541)
Notes receivable from stockholders..........      (117)      (117)       (117)
Accumulated deficit.........................  (104,397)  (118,194)   (118,194)
                                             ---------  ---------   ---------
  Total stockholders' equity (deficit)......   (87,769)    27,212      65,832
                                             ---------  ---------   ---------
    Total capitalization.................... $  24,774  $  27,215   $  65,835
                                             =========  =========   =========

This table excludes:

  . 56,238 shares of common stock issuable upon exercise of warrants that can be exercised after this offering is completed at a weighted average exercise price of $6.78 per share;

  . 4,644,920 shares of common stock issuable upon exercise of options outstanding at September 30, 2001 at a weighted average exercise price of $7.59 per share; and


  . 785,800 additional shares of common stock available for future issuance under our stock plans.

                                    DILUTION

  The pro forma net tangible book value of our common stock on September 30, 2001 was approximately $27.2 million, or approximately $1.11 per share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the exercise of outstanding warrants to purchase preferred stock that will expire if not exercised before this offering is completed and the conversion of all outstanding preferred stock and outstanding subordinated convertible promissory notes and related interest as of September 30, 2001 when this offering is completed. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards.


  After giving effect to our sale of 4,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at September 30, 2001 would have been approximately $65.8 million or $2.31 per share. This represents an immediate increase in pro forma net tangible book value of $1.20 per share to the existing stockholders and an immediate dilution of $8.69 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:



   Assumed initial public offering price per share...............        $11.00
     Pro forma net tangible book value per share at September 30,
      2001.......................................................  $1.11
     Increase per share attributable to new investors............   1.20
                                                                   -----
   Pro forma net tangible book value per share after this
    offering.....................................................          2.31
                                                                         ------
   Pro forma dilution per share to new investors.................        $ 8.69
                                                                         ======


  The following table summarizes, on a pro forma basis, as of September 30, 2001, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering. We used the assumed initial public offering price of $11.00 per share, and we have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.



                                                                         Average
                                  Shares Purchased  Total Consideration   Price
                                 ------------------ --------------------   Per
                                   Number   Percent    Amount    Percent  Share
                                 ---------- ------- ------------ ------- -------
   Existing stockholders........ 24,496,382   86.0% $121,486,000   73.4% $ 4.96
   New investors................  4,000,000   14.0    44,000,000   26.6   11.00
                                 ----------  -----  ------------  -----
     Total...................... 28,496,382  100.0% $165,486,000  100.0%
                                 ==========  =====  ============  =====


  This discussion and table assume no exercise of any stock options outstanding as of September 30, 2001 or warrants that can be exercised after the offering is completed. The exercise of options outstanding under our stock option plans, or the exercise of any warrants, having an exercise price less than the offering price would increase dilution to new investors.


  If the underwriters exercise the over-allotment in full, the following will occur:

  . the number of shares of common stock held by existing stockholders will decrease to approximately 84.2% of the total number of shares of our outstanding common stock; and


  . the number of shares held by new investors will increase to 4,600,000, or approximately 15.8% of the total number of shares of our common stock outstanding after this offering is completed.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data below includes the accounts of Magma and its wholly owned and majority-owned subsidiaries. In August 2000, Magma merged with Moscape in a transaction which has been accounted for as a pooling-of-interests business combination. Before the combination, Moscape's fiscal year ended December 31. In recording the pooling-of-interests combination, Moscape's financial statements for the years ended December 31, 1997, 1998, and 1999 were combined with Magma's financial statements for the years ended March 31, 1998, 1999 and 2000, respectively. The operating results of Moscape for the three months ended March 31, 2000 are excluded from the consolidated statements of operations for the years ended March 31, 2000 and 2001. An adjustment has been made to stockholders' deficit as of August 9, 2000 to reflect the results of operations of Moscape for the three months ended March 31, 2000.

  The selected consolidated financial data should be read with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The following statement of operations data for the years ended March 31, 1999, 2000 and 2001 and balance sheet data as of March 31, 2000 and 2001, are derived from our audited consolidated financial statements included elsewhere in the prospectus which have been audited by KPMG LLP, our independent auditors, whose report thereon, is based partially on the report of other auditors. The balance sheet data as of March 31, 1998 and 1999 and the statement of operations data for the year ended March 31, 1998, have been derived from our audited financial statements not included in this prospectus. The statement of operations data for the six months ended September 30, 2000 and 2001 and the balance sheet data as of September 30, 2001, are derived from our unaudited consolidated financial statements included elsewhere in the prospectus and include all adjustments necessary for a fair presentation on the same basis as the annual financial statements. Historical results for the six months ended September 30, 2001 are not necessarily indicative of the results to be expected for the full fiscal year.

                                                                Six Months Ended
                               Years Ended March 31,              September 30,
                         -------------------------------------  ------------------
                           1998     1999      2000      2001      2000      2001
                         --------  -------  --------  --------  --------  --------
                                (in thousands, except per share data)
Consolidated Statements
 of Operations Data:
Revenue:
  Licenses.............. $    --   $   190  $  1,257  $ 11,270  $  2,856  $ 13,574
  Services..............      --        36       193       572       156     2,663
                         --------  -------  --------  --------  --------  --------
    Total revenue.......      --       226     1,450    11,842     3,012    16,237

Cost of revenue*........      --        61     1,209     5,848     2,402     3,672
                         --------  -------  --------  --------  --------  --------
Gross profit............      --       165       241     5,994       610    12,565
                         --------  -------  --------  --------  --------  --------
Operating expenses:
  Research and
   development*.........    1,254    6,246    12,020    21,698    10,136     9,467
  Sales and marketing*..      136    1,805    17,494    22,769    11,818    11,467
  General and
   administrative*......      612    1,465     4,308     8,578     5,211     3,920
                         --------  -------  --------  --------  --------  --------
    Total operating
     expenses...........    2,002    9,516    33,822    53,045    27,165    24,854
                         --------  -------  --------  --------  --------  --------
Operating loss..........   (2,002)  (9,351)  (33,581)  (47,051)  (26,555)  (12,289)
                         --------  -------  --------  --------  --------  --------
Interest income
 (expense):
  Income................       33      126       772     1,392       711       220
  Expense...............      (11)     (52)     (172)     (232)     (114)     (612)
                         --------  -------  --------  --------  --------  --------
    Interest income
     (expense), net.....       22       74       600     1,160       597      (392)
                         --------  -------  --------  --------  --------  --------
Net loss before income
 taxes..................   (1,980)  (9,277)  (32,981)  (45,891)  (25,958)  (12,681)
Income taxes............      --       --        (69)     (138)     (136)      (90)
                         --------  -------  --------  --------  --------  --------
Net loss................ $ (1,980) $(9,277) $(33,050) $(46,029) $(26,094) $(12,771)
                         ========  =======  ========  ========  ========  ========
Net loss per share--
 basic and diluted...... $(513.33) $ (7.13) $ (10.91) $  (5.95) $  (4.50) $  (1.23)
                         ========  =======  ========  ========  ========  ========
Weighted average
 shares--basic and
 diluted................        4    1,301     3,029     7,733     5,797    10,380
                         ========  =======  ========  ========  ========  ========
*Amortization of stock-
 based compensation
 included in expense
 component:
  Cost of revenue....... $    --   $   --   $     21  $     86  $     35  $     15
  Research and
   development..........      --     1,304     1,102     1,098       575       530
  Sales and marketing...      --       279       941     1,203       705       545
  General and
   administrative.......      --       380       675     1,357       834     1,215
                         --------  -------  --------  --------  --------  --------
    Total............... $    --   $ 1,963  $  2,739  $  3,744  $  2,149  $  2,305
                         ========  =======  ========  ========  ========  ========




                                        March 31,
                            ------------------------------------  September 30,
                             1998     1999      2000      2001        2001
                            -------  -------  --------  --------  -------------
                                            (in thousands)
Consolidated Balance Sheet
 Data:
Cash and cash
 equivalents..............  $ 1,482  $12,770  $ 30,409  $ 14,713    $ 26,924
Total assets..............    1,632   15,088    37,189    29,289      46,554
Working capital...........      993   11,420    20,842       627      15,747
Notes payable to bank.....      --     1,096     1,557     1,686       1,010
Subordinated convertible
 promissory notes.........      --       --        --        --       23,574
Other non-current
 liabilities..............      --       --      2,573       533         142
Redeemable convertible
 preferred stock..........    2,955   21,155    62,252    88,570      88,966
Total stockholders'
 deficit..................   (1,896)  (8,782)  (38,566)  (78,894)    (87,769)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of some events may differ materially from those expressed in these forward-looking statements because of several factors, including, but not limited to, those set forth in the section entitled "Risk Factors" appearing elsewhere in this prospectus.

Overview

  We provide design and implementation software that enables chip designers to reduce the time it takes to design and produce complex deep submicron integrated circuits. We were incorporated in Delaware in April 1997 and until the quarter ended December 31, 1999, we were primarily engaged in development stage activities, including developing our technology and products, recruiting personnel and raising capital. In April 1999, we shipped the first version of our initial product, Blast Fusion. In May 2000, we began shipping Blast Chip, which extends the capabilities of Blast Fusion by adding RTL synthesis.

  In August 2000, we completed our merger with Moscape, Inc., a provider of analysis and verification software products. In connection with the merger, we issued 1,049,544 shares of our common stock, 581,606 shares of our redeemable convertible preferred stock, options to purchase 278,201 shares of our common stock and warrants to purchase 20,739 shares of our redeemable convertible preferred stock, in exchange for all the outstanding shares of, and options and warrants to purchase, common stock and preferred stock of Moscape. Moscape first shipped its CircuitScope product in June 1998 and its GateScope product in March 2000. In January 2001, we discontinued the development, marketing and licensing of CircuitScope. We have also discontinued the marketing and licensing of GateScope as a separate product. Instead, we are focusing our development efforts on integrating the GateScope technology into our Blast Fusion architecture. We do not expect future license revenue from these products, although we will continue to support existing customers through the end of their current maintenance terms. The financial data in this section reflects our merger with Moscape, which was accounted for as a pooling-of-interests.


  In July and August 2001, we issued a total of approximately $25.0 million in principal amount of subordinated convertible promissory notes and related warrants. The outstanding subordinated convertible promissory notes and interest accrued as of September 30, 2001 will convert into 3,437,405 shares of common stock, assuming an initial public offering price of $11.00 per share, a conversion price of $7.37 per share and the completion of this offering prior to November 30, 2001. For a more detailed description of our subordinated convertible promissory notes, see "Description of Capital Stock--Subordinated Convertible Promissory Notes."


Sources of Revenue

  We generate revenue from two sources: software licenses and services. We derive software license revenue from our design and implementation software products, which include Blast Fusion and Blast Chip. We have generated revenue from our analysis and verification software products, CircuitScope and GateScope, but we have discontinued the development, marketing and licensing of CircuitScope and are not actively marketing GateScope at the present time. We are focusing our efforts on integrating the GateScope technology into our Blast Fusion architecture.

  We derive services revenue primarily from:



  . consulting and training for our design and implementation software products; and


  . maintenance revenue from our analysis and verification software products.

Revenue Recognition

  We recognize revenue in accordance with Statement of Position, or SOP, 97-2, as modified by SOP 98-9. SOP 97-2, as modified, generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, maintenance, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If evidence of fair value does not exist for all elements of a license agreement and maintenance is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the license fee is recognized as revenue.

 License revenue

  We derive license revenue primarily from our design and implementation software and, to a much lesser extent, from our analysis and verification products. Through June 30, 2001, we licensed our design and implementation software products only under time-based licenses. Beginning in the quarter ended September 30, 2001, we also began licensing these products under perpetual licenses as we expanded our customer base to include smaller companies and companies requiring fewer licenses. We license our analysis and verification software products primarily under perpetual licenses.


  License revenue is recognized after the execution of a license agreement and the delivery of the product to the customer, provided that there are no uncertainties surrounding the product acceptance, fees are fixed and determinable, collectibility is probable and there are no remaining obligations other than maintenance. For licenses where vendor specific objective evidence for maintenance exists, license revenue is recognized up front using the residual method. As a result, license revenue is recognized in the quarter in which the license agreement is executed assuming all other revenue recognition criteria are met. For licenses where vendor specific objective evidence for maintenance does not exist, license revenue is recognized ratably over the maintenance term.


  Prior to June 30, 2001, we bundled maintenance into our time-based license agreements for our design and implementation software products for the entire license term, and as such vendor specific objective evidence of fair value did not exist for each element of the arrangement. Therefore, where the only undelivered element is maintenance, we recognize revenue ratably over the contract term. If an arrangement involves extended payment terms, we recognize revenue to the extent of the lesser of the portion of the fee presently due and payable or the ratable portion of the entire fee.


  During the quarter ended September 30, 2001, we began to unbundle maintenance from some of our time-based licenses by including maintenance for only the first year of the license term. Thereafter, maintenance on these agreements can be renewed by the customer at the rate stated in the agreement. For these licenses, the renewal rate is vendor specific objective evidence of the fair value of maintenance; therefore, where the only undelivered element is maintenance, we recognize license revenue using the residual method. If an arrangement involves extended payment terms, revenue recognized using the residual method is limited to amounts due and payable.


  License revenue from our perpetual licenses is also recognized using the residual method. Revenue is recognized after the execution of a license agreement and the delivery of the product to the customer, provided there are no uncertainties surrounding the product's acceptance, the fee is fixed and determinable, collectibility is probable and we have no remaining obligations other than maintenance.


 Services revenue

  We derive services revenue primarily from consulting and training for our design and implementation software products and to a lesser extent from maintenance of our analysis and verification software products. In the future, we expect to also derive services revenue from maintenance provided under our new unbundled time-based and perpetual license agreements for our design and implementation products. Our standard perpetual license agreement and our new unbundled license agreements include maintenance, generally for a one-year period. Services revenue from maintenance arrangements is recognized on a straight-line basis over the maintenance term. After the initial maintenance term, maintenance can be renewed annually at the renewal rate specified in the agreement.


  We have vendor specific objective evidence of fair value for consulting and training services. Therefore, when consulting and training is sold, revenue is recognized when these services are delivered.


International Operations

  We license our software products primarily through our worldwide direct sales force. We currently have offices in Belgium, Germany, Israel, the United Kingdom, Japan, Korea and Taiwan. Revenue from licenses outside of North America accounted for approximately 30% of our total revenue for the six months ended September 30, 2001.


Amortization of Stock-Based Compensation

  Stock-based compensation expense consists of the amortization of deferred stock-based compensation resulting from the grant of stock options at exercise prices less than the fair value of the underlying common stock on the grant date for officers and employees and the fair value of the stock options granted to consultants. There was no deferred stock-based compensation recorded in fiscal 1998. Amortization of stock-based compensation was $2.0 million in fiscal 1999, $2.7 million in fiscal 2000, $3.7 million in fiscal 2001 and $2.3 million for the six months ended September 30, 2001. As of March 31, 2001 and September 30, 2001 we had recorded cumulative deferred stock-based compensation of approximately $16.3 million and $20.4 million from the grant of stock options to officers, employees and consultants. These costs are being expensed on an accelerated basis allowable under generally accepted accounting principles over the vesting periods of the applicable stock options. The options generally vest over four years, with 25% vesting after one year and then ratably over the remaining 36 months. The unamortized balance at September 30, 2001 and the additional amount of stock-based compensation from future grants will be amortized over the remaining vesting period of the options. As of September 30, 2001, deferred stock-based compensation was $9.5 million, of which we expect to amortize $3.9 million for the remainder of fiscal 2002, $4.1 million in fiscal 2003, $1.1 million in fiscal 2004, $300,000 in fiscal 2005 and $100,000 in fiscal 2006. The amortization amounts are included in, and allocated among, the various expense categories based on the primary activity of the individuals who received the option grants.


Losses since Inception and Limited Operating History

  We have incurred significant costs to develop our technology and products and to recruit and train personnel for our engineering, sales, marketing, professional services and administration departments. As a result, we have incurred significant losses since inception and had an accumulated deficit of $104.4 million as of September 30, 2001. Because we intend to continue to invest heavily in research and development and sales and marketing, we expect to continue to incur operating losses for the foreseeable future.


  We had 201 full-time employees as of September 30, 2001. To manage our growth, we must invest in and implement scalable operational systems, procedures and controls.


  Our limited operating history makes the prediction of future operating results difficult. We believe that period-to-period comparisons of operating results should not be relied upon as predictive of future performance. The prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early stage of development, particularly companies in rapidly evolving markets. We may not be successful in addressing these risks and difficulties.

Risk of Business Interruptions

  California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for the State of California fall below 1.5%, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout the state. If blackouts interrupt our power supply or the power supply of any of our customers or third parties service providers, we, our customers or these third parties may be temporarily unable to operate. Future interruptions could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations. Any interruption in our ability to continue operations could delay the development or interfere with the sales of our products. We do not carry sufficient business interruption insurance to compensate us for losses that may occur, and any losses or damages we incur could harm our business.


  Furthermore, the deregulation of the energy industry instituted in 1996 by the California government and shortages in wholesale electricity supplies have caused power prices to increase. If wholesale prices continue to increase, our operating expenses will likely increase, as our headquarters and most of our employees are based in California.

Results of Operations

Six Months Ended September 30, 2000 and 2001


Revenue

  Revenue increased from $3.0 million for the six months ended September 30, 2000 to $16.2 million for the six months ended September 30, 2001. Of the $16.2 million of revenue recognized during the six months ended September 30, 2001, approximately $12.1 million of the revenue was derived from license agreements which were executed prior to April 1, 2001. While we have focused primarily on ratable time-based license agreements to date, we also began to enter into perpetual licenses and unbundled time-based license agreements in the quarter ended September 30, 2001. For the six months ended September 30, 2001, revenue from our perpetual and our unbundled time-based license agreements accounted for approximately 12% of our total revenue. Although we plan to enter into both unbundled and ratable time-based license agreements and perpetual license agreements in the future, we expect to derive the majority of our revenue in the foreseeable future from ratable time-based license agreements.


 License revenue

  License revenue increased from $2.9 million for the six months ended September 30, 2000 to $13.6 million for the six months ended September 30, 2001. This increase was primarily due to an increase in license revenue from our design and implementation software products, specifically Blast Fusion and to a lesser extent from the introduction of Blast Chip. In addition, beginning in the quarter ended September 30, 2001, we began to recognize revenue under perpetual and unbundled time-based license agreements using the residual method under which revenue is recognized more rapidly. Because we discontinued the development, marketing and licensing of CircuitScope in January 2001 and have discontinued the marketing and licensing of GateScope as a separate product, we expect revenue from our analysis and verification products to decline significantly.



 Services revenue

  Services revenue increased from $156,000 for the six months ended September 30, 2000 to $2.7 million for the six months ended September 30, 2001. This increase was primarily due to consulting services provided to licensees of our design and implementation software products. Although we intend to continue to offer these consulting services, we do not expect revenue from these services to grow significantly.

Cost of Revenue

  Cost of revenue consists primarily of cost of license revenue and, to a lesser extent, cost of consulting services for our design and implementation software products. Cost of revenue consists primarily of salary and related costs for engineers associated with technical services, including quality assurance, and cost of engineers associated with post-contract customer support and consulting services. To date, the cost of service revenue for analysis and verification products has been insignificant. Cost of revenue increased from $2.4 million for the six months ended September 30, 2000 to $3.7 million for the six months ended September 30, 2001. This increase was primarily due to costs associated with support of our expanding customer base. Cost of revenue includes amortization of stock-based compensation of $35,000 for the six months ended September 30, 2000 and $15,000 for the six months ended September 30, 2001.


Operating Expenses

 Research and development

  Research and development expense consists primarily of salaries, bonuses and benefits of engineering personnel, depreciation of engineering equipment, and outside engineering services from contractors and consultants. Research and development expense decreased from $10.1 million for the six months ended September 30, 2000 to $9.5 million for the six months ended September 30, 2001. This decrease was primarily due to a $1.1 million reduction in outside service expense offset by increases in costs related to engineering personnel. Research and development expense includes amortization of stock-based compensation of $575,000 for the six months ended September 30, 2000 and $530,000 for the six months ended September 30, 2001. Development costs incurred in the research and development of new technology and enhancements to existing technology are expensed as incurred until technological feasibility in the form of a working model has been established. To date, capitalized costs for our software development have not been material. We expect research and development expense to remain relatively constant.


 Sales and marketing

  Sales and marketing expense consists primarily of salaries, bonuses, benefits and related costs of sales and marketing personnel, sales commissions, tradeshows and other marketing activities. Sales and marketing expense decreased from $11.8 million for the six months ended September 30, 2000 to $11.5 million for the six months ended September 30, 2001. This decrease was primarily due to a decrease of approximately $150,000 in industry tradeshow related expenses and $1.6 million in distribution commission expense which includes a $725,000 credit associated with the termination of a distribution agreement. This decrease in expense was offset by an increase of $1.5 million in commission expense for our direct sales personnel resulting from increased sales activity in the six months ended September 30, 2001 as compared to the six months ended September 30, 2000. Sales and marketing expense includes amortization of stock-based compensation of $705,000 for the six months ended September 30, 2000 and $545,000 for the six months ended September 30, 2001. We expect sales and marketing expense to increase in absolute dollars.


 General and administrative

  General and administrative expense consists primarily of salaries, bonuses, benefits and related costs of finance and administrative personnel and outside service expenses including legal, accounting and recruiting. General and administrative expense decreased from $5.2 million for the six months ended September 30, 2000, to $3.9 million for the six months ended September 30, 2001. This decrease was due primarily to a reduction in outside service expenses for legal, accounting and recruiting. General and administrative expense includes amortization of stock-based compensation of $834,000 for the six months ended September 30, 2000 and $1.2 million for the six months ended September 30, 2001. We expect general and administrative expense to increase in absolute dollars to support the anticipated growth of our business and our operations as a public company.

Interest Income (Expense), Net

  Interest income (expense), net was $597,000 for the six months ended September 30, 2000 and $(392,000) for the six months ended September 30, 2001. Interest income decreased from $711,000 for the six months ended September 30, 2000 to $220,000 for the six months ended September 30, 2001. This decrease was due to the lower availability of cash to invest during the six months ended September 30, 2001. Interest expense increased from $114,000 for the six months ended September 30, 2000 to $612,000 for the six months ended September 30, 2001. Interest expense of $612,000 includes $526,000 in interest expense related to the issuance of approximately $25.0 million in principal amount of subordinated convertible promissory notes in July 2001 and August 2001, of which $195,000 relates to amortization of related debt discount and issuance cost.


Income Taxes

  We have incurred net losses since inception for federal and state tax purposes and have not recognized any tax benefit. We are in a net deferred tax asset position, which has been fully reserved. We will continue to provide a valuation allowance for our net deferred tax assets until it becomes more likely than not that the net deferred tax assets will be realized.

Fiscal Years Ended March 31, 1999, 2000 and 2001

Revenue

  Revenue increased from $226,000 in fiscal 1999 to $1.5 million in fiscal 2000 and $11.8 million in fiscal 2001.

 License revenue

  License revenue increased from $190,000 in fiscal 1999 to $1.3 million in fiscal 2000 and $11.3 million in fiscal 2001. The increase from fiscal 1999 to fiscal 2000 was due to the recognition of $850,000 in license revenue from the initial sales of our Blast Fusion software product and a $217,000 increase in license revenue from our CircuitScope product. The increase from fiscal 2000 to fiscal 2001 was primarily due to an increase in sales of our Blast Fusion software product. Because we discontinued the development, marketing and licensing of CircuitScope in January 2001 and have discontinued the marketing and licensing of GateScope as a separate product, we expect revenue from our analysis and verification products to decline significantly.

 Services revenue

  Services revenue increased from $36,000 in fiscal 1999 to $193,000 in fiscal 2000 and $572,000 in fiscal 2001. The increase from fiscal 1999 to fiscal 2000 was primarily due to technical consulting services provided to licensees of our Blast Fusion product. The increase from fiscal 2000 to fiscal 2001 was primarily due to maintenance provided for our analysis and verification product customers and consulting services provided to our design and implementation product customers.

Cost of Revenue

  Cost of revenue increased from $61,000 in fiscal 1999 to $1.2 million in fiscal 2000 and $5.8 million in fiscal 2001. The increase from fiscal 1999 to fiscal 2000 was primarily due to our initial startup expenses, consisting mostly of salaries, to service our initial license revenue. The increase from fiscal 2000 to fiscal 2001 was primarily due to costs associated with support of our expanding customer base. Cost of revenue includes amortization of stock-based compensation of $21,000 for fiscal 2000 and $86,000 for fiscal 2001.

Operating Expenses

 Research and development

  Research and development expense increased from $6.2 million in fiscal 1999 to $12.0 million in fiscal 2000 and $21.7 million in fiscal 2001. Research and development expense includes amortization of stock-based compensation of $1.3 million in fiscal 1999 and $1.1 million in each of fiscal 2000 and fiscal 2001. The increase from fiscal 1999 to fiscal 2000 and from fiscal 2000 to fiscal 2001 was primarily due to an increase in engineering personnel and outside engineering expense.

 Sales and marketing

  Sales and marketing expense increased from $1.8 million in fiscal 1999 to $17.5 million in fiscal 2000 and $22.8 million in fiscal 2001. Sales and marketing expense includes amortization of stock-based compensation of $279,000 in fiscal 1999, $941,000 in fiscal 2000 and $1.2 million in fiscal 2001. The increase from fiscal 1999 to fiscal 2000 was primarily due to an increase in sales and marketing personnel, new sales offices in North America, Europe, Israel and Asia and sales commissions. Also, in fiscal 2000, we launched a marketing program to promote the new products and introduced a sales commission plan to reward sales employees for obtaining the initial customer license agreements. The increase from fiscal 2000 to fiscal 2001 was primarily due to costs associated with an increase in sales and marketing personnel.

 General and administrative

  General and administrative expense increased from $1.5 million in fiscal 1999 to $4.3 million in fiscal 2000 and $8.6 million in fiscal 2001. General and administrative expense includes amortization of stock-based compensation of $380,000 in fiscal 1999, $675,000 in fiscal 2000 and $1.4 million in fiscal 2001. The increase from fiscal 1999 to fiscal 2000 and from fiscal 2000 to fiscal 2001 was primarily due to an increase in personnel and outside service expenses for legal, recruiting and accounting.

Interest Income, Net

  Interest income, net was $74,000 in fiscal 1999, $600,000 in fiscal 2000 and $1.2 million in fiscal 2001. Interest income increased from $126,000 in fiscal 1999 to $772,000 in fiscal 2000 and $1.4 million in fiscal 2001. This increase was due to the investment of funds raised in private placement financings and other sources. The increase in interest income from fiscal 1999 to fiscal 2000 was partially offset by an increase in interest expense from our increased use of our line of credit to fund our growth.

Income Taxes

  We have incurred net losses since inception for federal and state tax purposes and have not recognized any tax benefit. As of March 31, 2001, we had approximately $65.6 million of federal and $45.0 million of state net operating loss carry-forwards to offset future taxable income. The federal net operating loss carry-forwards expire on various dates through 2021, if not used. The state net operating loss carry-forwards expire on various dates through 2011, if not used. Utilization of net operating losses and credits is subject to a substantial annual limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Quarterly Results of Operations

  The following table sets forth our consolidated statement of operations data for the six quarters ended September 30, 2001. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read with the consolidated financial statements and related notes included elsewhere in this prospectus. We believe that our quarterly revenue, particularly the mix of revenue components, and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period.



                                            Three Months Ended
                         --------------------------------------------------------------
                         June 30,  Sept. 30,  Dec. 31,  March 31,  June 30,  Sept.  30,
                           2000      2000       2000      2001       2001       2001
                         --------  ---------  --------  ---------  --------  ----------
                                              (in thousands)
Revenue:
  Licenses.............. $    964  $  1,892   $  3,565  $  4,849   $ 5,369    $ 8,205
  Services..............       76        80        195       221     1,237      1,426
                         --------  --------   --------  --------   -------    -------
    Total revenue.......    1,040     1,972      3,760     5,070     6,606      9,631

Cost of revenue*........      977     1,425      1,296     2,150     1,789      1,883
                         --------  --------   --------  --------   -------    -------
Gross profit............       63       547      2,464     2,920     4,817      7,748
                         --------  --------   --------  --------   -------    -------
Operating expenses:
  Research and
   development*.........    4,249     5,887      5,384     6,178     4,869      4,598
  Selling and
   marketing*...........    5,900     5,918      5,179     5,772     5,609      5,858
  General and
   administrative*......    2,211     3,000      1,966     1,401     2,115      1,805
                         --------  --------   --------  --------   -------    -------
    Total operating
     expenses...........   12,360    14,805     12,529    13,351    12,593     12,261
                         --------  --------   --------  --------   -------    -------
Operating loss..........  (12,297)  (14,258)   (10,065)  (10,431)   (7,776)    (4,513)
                         --------  --------   --------  --------   -------    -------
Interest income
 (expense), net.........      283       314        398       165        (1)      (391)
                         --------  --------   --------  --------   -------    -------
Net loss before income
 taxes..................  (12,014)  (13,944)    (9,667)  (10,266)   (7,777)    (4,904)
Income taxes............     (103)      (33)       (58)       56       (20)       (70)
                         --------  --------   --------  --------   -------    -------
  Net loss.............. $(12,117) $(13,977)  $ (9,725) $(10,210)  $(7,797)   $(4,974)
                         ========  ========   ========  ========   =======    =======
*Amortization of stock-
 based compensation:
  Cost of revenue....... $     16  $     19   $     25  $     26   $    10    $     5
  Research and
   development..........      258       317        186       337       240        290
  Selling and
   marketing............      295       410        (79)      577       261        284
  General and
   administrative.......      177       657        316       207       588        627
                         --------  --------   --------  --------   -------    -------
                         $    746  $  1,403   $    448  $  1,147   $ 1,099    $ 1,206
                         ========  ========   ========  ========   =======    =======


  License revenue increased sequentially in each of the six quarters ended September 30, 2001, primarily as a result of an overall increase in customer orders for our design and implementation software products over this period. A significant portion of our license revenue from our design and implementation software products is recognized using a ratable time-based licensing model. The increase in license revenue in the quarter ended September 30, 2001 includes revenue recognized using the residual method, under which revenue is recognized more rapidly.


  Services revenue consisted primarily of maintenance services provided to licensees of our analysis and verification software products for the four quarters ended March 31, 2001. The significant increase in services revenue in the quarters ended June 30, 2001 and September 30, 2001 was primarily due to a substantial increase in consulting services provided to certain design and implementation software customers. We provide these consulting services to a small number of customers and accordingly, the timing and performance of such services may fluctuate significantly on a quarterly basis.


  Cost of revenue has increased gradually on a quarterly basis as we hired additional personnel to support the increase in customer orders for our design and implementation software products.

  Research and development expense increased over the three consecutive quarters ended March 31, 2001, primarily as a result of the use of outside consultants and contractors that were used to test and evaluate the new upgraded pre-production versions of our design and implementation software. We do not expect to use consultants and contractors to this extent in the future.

  Sales and marketing expense fluctuated slightly on a quarterly basis during the six quarters ended September 30, 2001, primarily due to changes in the amount of sales commission expense from new customer orders, which vary in volume from quarter to quarter and with costs related to industry trade shows.


  General and administrative expense fluctuated on a quarterly basis during the six quarters ended September 30, 2001. The increase in general and administrative expense in the quarter ended September 30, 2000 was primarily due to an increase in the use of outside legal and accounting services due to the merger with Moscape. Fluctuations in stock-based compensation expenses resulting from certain variable stock options granted to consultants has also impacted quarterly expenses.


Liquidity and Capital Resources

 Financing Activities

  Since our incorporation in April 1997, we have financed our operations primarily through the private placement of our redeemable convertible preferred stock, and to a much lesser extent through equipment loan agreements. As of September 30, 2001, we had $26.9 million in cash and cash equivalents. Net cash provided by financing activities was $20.0 million in fiscal 1999, $42.2 million in fiscal 2000 and $29.5 million in fiscal 2001. For the six months ended September 30, 2001, financing activities provided $23.8 million of cash primarily from the issuance of approximately $25.0 million in principal amount of subordinated convertible promissory notes and related warrants.


  We have borrowed a total of $3.7 million under equipment loan agreements through September 30, 2001. These equipment loan agreements have varying payment terms extending up to 36 months. As of September 30, 2001, there was $1.0 million outstanding under these facilities. $481,000 of this amount bears interest at the bank's prime interest rate plus 0.5% (6.5% at September 30, 2001), the remaining $529,000 bears a fixed interest rate of 9.93%. The indebtedness to bank is secured by the assets purchased from the loan proceeds and our current and future intellectual property.


 Operating Activities

  Net cash used in operating activities was $6.5 million in fiscal 1999, $19.4 million in fiscal 2000, $37.6 million in fiscal 2001 and $10.0 million for the six months ended September 30, 2001. Cash used in operating activities was primarily due to net losses as well as changes in accounts receivable, deferred revenue, accrued expenses and accounts payable. Effective April 1, 2001, we changed our sales commission plan from employees typically earning the entire sales commission when the customer signs the license agreement to employees earning a portion of the sales commission when the customer signs the license agreement and the remainder as payments are received from the customer. We do not expect the changes in our commission plan to significantly affect our cash flows in fiscal 2002 because changes in cash payments to employees will be phased in through fiscal 2003.


 Investing Activities

  Net cash used in investing activities was $2.1 million in fiscal 1999, $5.2 million in fiscal 2000, $6.9 million in fiscal 2001 and $1.6 million for the six months ended September 30, 2001. Cash used in investing activities was primarily for purchase of property and equipment.

 Commitments

  As of September 30, 2001, our principal commitments consisted of obligations outstanding under notes payable and capital and operating leases. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. As of September 30, 2001, future operating lease commitments for our office facilities were approximately $4.2 million through 2006.


 Working Capital and Capital Expenditure Requirements

  We believe that the net proceeds from the sale of common stock in this offering and our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

  If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities. The sale of additional equity or convertible debt securities would result in more dilution to our stockholders. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

Qualitative and Quantitative Disclosures about Market Risk

 Interest Rate Risk

  Our exposure to market risks for changes in interest rates relates primarily to our investment portfolio. As of September 30, 2001, our cash and investment portfolio consisted of money market funds and other high-grade investments with maturities of less than 75 days and did not include fixed-income securities. Due to the short-term nature of our investment portfolio, an immediate 10% increase in interest rates would not have a material effect on the fair market value of our portfolio. Since we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.


 Foreign Currency Exchange Risk

  We transact some portions of our business in various foreign currencies. Accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. This exposure is primarily related to operating expenses in the United Kingdom and Japan denominated in the respective local currency. As of September 30, 2001, we had no hedging contracts outstanding. We do not currently use financial instruments to hedge operating expenses in the United Kingdom or Japan denominated in the respective local currency. We assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.


Recently Issued Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Accounting for changes in the values of those derivatives depends on the intended use of the derivatives and whether they qualify for hedge accounting. SFAS 133, as amended by SFAS 137 and SFAS 138, was adopted as of April 1, 2001. The adoption of SFAS 133 did not affect our consolidated financial statements.

  In December 1999, the Securities and Exchange Commission published Staff Accounting Bulletin No. 101, or SAB 101, Revenue Recognition in Financial Statements. SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements and provides interpretations regarding the application of generally accepted accounting principles to revenue recognition where there is an absence of authoritative literature addressing a specific arrangement or a specific industry. The guidance set forth by SAB 101 has been adopted for all periods presented.

  In July 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocatable to an assembled workforce may not be accounted for separately. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimatable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. We adopted SFAS 141 upon issuance and SFAS 142 effective April 1, 2001. The adoption of SFAS 141 and 142 did not affect our consolidated financial statements.

  In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS 121, it retains many of the fundamental provisions of SFAS 121. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30"), for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We believe the adoption of SFAS 144 will not have a significant effect on our consolidated financial statements.

                                    BUSINESS

Overview

  We provide design and implementation software that enables chip designers to reduce the time it takes to design and produce complex integrated circuits used in the communications, computing, consumer electronics, networking and semiconductor industries. Our Blast Fusion and Blast Chip products utilize a new methodology for complex, deep submicron chip design that combines traditionally separate logic design and physical design processes into an integrated flow. Our integrated flow significantly reduces timing closure iterations, allowing our customers to accelerate the time it takes to design and produce deep submicron integrated circuits. We have licensed our flagship product, Blast Fusion, to customers such as Fujitsu, Infineon, Texas Instruments and Vitesse, each of which accounted for at least 10% of our total revenue in fiscal 2001.

Industry Background

  The communications, computing, consumer electronics, networking and semiconductor industries have experienced rapid growth, driven by the increasing demand for faster, more compact and more power efficient electronic products with a broader range of functions. These products include high-speed networking and communications products, mobile phones, Internet devices and personal computers. Competition and innovation continue to shorten the life cycle of electronic products, making the time it takes to design and produce an integrated circuit crucial to a product's success. Electronics manufacturers are under enormous pressure to get these products to market quickly, and to meet critical market and profit windows.

  Each generation of electronic products is designed to incorporate additional functions, to provide higher performance and to be smaller and more power-efficient. To achieve these goals, manufacturers must increasingly rely on more complex integrated circuits with smaller feature sizes. A chip's feature size relates to the size of the circuit components in the device, and is measured in microns. As feature sizes decrease, the number of transistors that can be implemented on a single integrated circuit increases, offering the ability to integrate additional functionality. Market pressure has significantly accelerated the trend to deep submicron design where feature sizes are .18 micron or less. To place this in context, the period at the end of this sentence is approximately 400 microns in diameter. Deep submicron processes enable the production of complex chips containing millions of gates. This has enabled system-on-chip devices that integrate multiple functions onto a single chip, and offer significant performance, cost and power advantages over systems that require multiple integrated circuits to perform the same task. According to Integrated Circuit Engineering Corporation, the worldwide market for ASICs, which includes system-on-chip, is projected to grow from approximately
$35 billion in 2000 to approximately $56 billion in 2005. International Business Strategies estimates that the percentage of chip designs implemented worldwide, at or below .18 micron, will grow from approximately 16% of all chips designed in 2000 to over 87% of all chips designed in 2005.

 Evolution of the Electronic Design Automation Market

  The trend toward deep submicron and system-on-chip designs has driven demand for improved electronic design automation software that enables the efficient design and implementation of these complex chips. Limitations in traditional electronic design automation technology could slow the adoption of deep submicron processes due to the difficulty in implementing designs at these small feature sizes. Historically, electronic design automation companies developed software for use by separate engineering groups to address either the front-end chip design or back-end chip implementation processes. The following diagram illustrates the traditional integrated circuit flow from front-end design through back-end implementation.

  [Diagram illustrating the traditional integrated circuit flow from front-end design through back-end implementation]

  In the front-end process, the chip design is conceptualized and written as a register transfer level computer program, or RTL file, that describes the required functionality of the chip. For large chips, the design is often divided into a number of individual blocks, each with its own associated RTL file. This is often done because of capacity limitations in existing electronic design automation tools. The designer also develops constraints for the design that are used to describe the desired timing performance of the chip. Finally, a target library is specified that contains detailed information about the basic functional building blocks, or logic gates, that will be used in the design. This library is typically provided by the semiconductor vendor or a third party library vendor. The next step is to run the RTL files through synthesis software that generates a netlist. The netlist describes the circuit in terms of logic gates selected from the target library and connected such that the functionality specified in the RTL files is realized. The synthesis software also performs optimizations to attempt to meet the timing constraints specified by the designer.

  A critical objective of chip design is to minimize total circuit delay, which is comprised of gate delay and wire delay. Front-end software was initially developed when the gate delay, or the time it takes for an electrical signal to travel through a logic gate, was the most significant component of total circuit delay. Wire delay, or the time it takes for a signal to travel through a wire connecting two or more gates, was negligible and designers could use simple estimates and still meet targeted circuit speeds.

  In the back-end process, physical design software is used to transform the netlist generated by the front-end process into a physical layout of the chip. The resulting physical layout is usually output in a binary file format, commonly referred to as GDSII, that is used to generate the photomasks used to manufacture the integrated circuit. The two primary functions provided by traditional physical design software are placement and routing. Placement determines the optimal physical location for the logic gates on the integrated circuit. After placement is completed, routing connects the logic gates with wires to achieve the desired circuit functionality. After the layout is completed, the final step in the back-end process is to run timing analysis to verify that the chip will run at the desired circuit speed. If circuit speeds are slower than the speeds reported by the synthesis software, the design must often be iterated back through the synthesis step in an attempt to improve the timing. Since each timing closure iteration cycle can take one or more weeks, successive iterations of the design process can significantly lengthen the time it takes to design and produce new chips.

 Deep Submicron Challenges

  The trend to deep submicron technology has rendered traditionally separate front-end and back-end electronic design automation processes less effective for rapid, cost-effective and reliable chip designs. As integrated circuits have increased in complexity and feature sizes have dropped, the problems faced by chip designers have changed. Wire delay now accounts for the majority of total circuit delay and has become the most significant factor in circuit performance for deep submicron technologies. Front-end estimates of wire delay may vary considerably from actual wire delays measured in the final layout. As a result, the front-end timing might meet the design requirements, but the final layout timing at the completion of the back-end process may be unacceptable, requiring time-consuming iterations back through the front-end process.

  Deep submicron process technologies bring additional complexities to the design and implementation process that can cause chip failures. These include signal integrity problems such as electrical interference from wires in close proximity, commonly referred to as crosstalk or noise, that can affect both circuit performance and functionality. Using existing design flows and software, designers must contend with analyzing and fixing these problems manually after the layout is completed. These adjustments often change the chip timing and further contribute to the timing closure problem.

  These deep submicron challenges make it difficult to efficiently design chips using separate front-end and back-end processes. Semiconductor manufacturers and electronic products companies are currently seeking alternatives to older generation electronic design automation software in order to shorten design time, improve circuit speed, and handle larger chip designs. As a result, a significant opportunity exists for a new electronic design automation approach to chip design that can enable the design of more complex deep submicron integrated circuits, improve performance, and significantly reduce the time it takes to design and produce next generation electronic products.

Our Solution

  We provide design and implementation software that enables chip designers to address the challenges of deep submicron design and meet critical chip design and production schedules. Our products, Blast Fusion and Blast Chip, represent a new methodology for the design of complex multi-million gate chips by integrating traditionally separate front-end and back-end design processes into an integrated flow. Our integrated solution significantly reduces timing closure iterations, which can enable our customers to reduce the time it takes to design and produce deep submicron integrated circuits.

  Our FixedTiming methodology and single data model architecture serve as the technical foundation of our Blast Fusion and Blast Chip products. Our FixedTiming methodology enables us to optimize for timing performance throughout the flow, predict circuit speed before detailed physical design and deliver final timing that approximates the predicted circuit speed. Our single data model architecture is designed to manage the logical and physical data for the chip design, to allow us to shorten the design cycle and increase the efficiency of the design process. In addition to our design and implementation products, our Blast Noise product analyzes and corrects integrated circuit designs for noise problems that may impact chip performance.


  Our software provides the following key benefits to our customers:

  Accelerated Chip Design and Production. Blast Fusion and Blast Chip are designed to reduce the timing closure iterations caused by separate front-end and back-end processes. Our proprietary FixedTiming methodology is designed to provide more accurate timing predictability earlier in the design flow and automatically manages timing during physical layout. This timing closure capability allows us to reduce timing closure iterations and shorten the design cycle, enabling deep submicron chip designers to create complex, high performance integrated circuits in a shorter period of time.


  Improved Chip Performance. Our products enable the design of chips with greater speed, smaller area and lower power consumption than chips designed with traditional electronic design automation software. Blast Fusion and Blast Chip are designed to perform physical layout optimization throughout the flow to maximize chip performance.

  Increased Design Efficiency. Our unique single data model architecture enables our software to process integrated circuit designs of up to two million gates at a time. This large capacity enables complex designs to be partitioned into fewer blocks than is required by traditional systems, allowing our customers to simplify the design process. In addition, we believe our single data model architecture increases design efficiency by eliminating the numerous data translations typically required between the various tools in traditional systems.


  Enhanced Quality. Our Blast Noise product enables the automatic detection and correction of potential signal integrity problems during the physical design process. Blast Noise enhances quality by identifying and correcting problems before chip fabrication that could otherwise result in low yields or chip failures.

Our Strategy

  Our objective is to be the leading provider of chip design and implementation solutions for deep submicron integrated circuits. Key elements of our strategy to achieve this objective include:

  Establish our solution as the industry standard. Our products represent a new methodology for chip design and implementation that combines traditionally separate front-end and back-end design processes into an integrated flow. We intend to continue to promote market adoption of our Blast Fusion and Blast Chip products as an industry standard. We have invested, and intend to continue to invest, significant resources to provide quality support services to our customers to enable the rapid adoption of our new methodology for chip design and implementation. We believe the ability of our products to reduce the time it takes to design and produce new integrated circuits and improve chip performance, as well as our high levels of customer service, will enable us to increase our market share and generate acceptance of our solution as the industry standard for deep submicron chip design and implementation.

  Leverage and enhance customer relationships. We believe that the strong customer relationships we have established since our inception are critical to our long-term success. Our largest customers for fiscal 2001 were Fujitsu, Infineon, Texas Instruments and Vitesse, each of which accounted for at least 10% of our total revenue in fiscal 2001. We intend to leverage these customer relationships and continue to develop new relationships to create strong industry references that will help us penetrate a broader customer base.

  Extend technology leadership. We have invested significant research and development resources to develop our software. We plan to extend our proprietary technology to address the changing needs of deep submicron chip design and implementation. We intend to continue to focus on deep submicron signal integrity problems and system-on-chip design, which we believe will present significant challenges in the future. In addition, we intend to continue to enhance our existing products by improving run times, capacity and ease of use. We believe this ongoing investment in technology will enable our customers to meet the increasing challenges and complexities of deep submicron design.

  Expand market coverage. Our initial product, Blast Fusion, was targeted at the ASIC market. ASIC suppliers typically receive a netlist from their customers and perform back-end physical layout and chip fabrication. We recently broadened our focus to address the customer-owned tooling market and have achieved initial success in penetrating this market segment. These customers would benefit from electronic design automation software that provides an integrated chip design flow from RTL to final chip layout. We intend to expand our market coverage by continuing to pursue both of these markets.

Products

  Blast Fusion is our flagship product that provides significant advantages over traditional back-end design software. Our Blast Chip product broadens the capabilities of Blast Fusion by adding front-end RTL synthesis capability. We also offer Blast Noise, our product that detects and corrects noise and other electrical problems in deep submicron chips, as a separate product to be used with Blast Chip and Blast Fusion. We recently announced our newest product, Blast Plan, which is currently being shipped.


  Similar to the conventional design flow, our design flow starts by reading in technology libraries and constraint files. The following diagram illustrates our integrated design flow and where our products fit within this design flow.

[Diagram showing Magma's integrated design flow and how its products fit within this flow.]

  Blast Fusion, first shipped in April 1999, is our physical design software that shortens the time it takes to design and produce deep submicron integrated circuits. The Blast Fusion flow starts by reading in the netlist, target library and design constraints. The netlist is optimized for circuit performance taking into account placement information that specifies the location of the gates in the chip layout. At the conclusion of this step, Blast Fusion generates a report that predicts the final timing performance that is achievable in the completed chip layout. In the final step, detailed physical design, Blast Fusion generates the final chip layout by performing the routing of wires that are needed to connect the gates into the desired circuit configuration and meet the timing performance requirements.

  Blast Fusion is intended for use by chip design teams and other groups whose responsibility it is to take a design from netlist to completed chip layout. In the conventional ASIC design flow, front-end designers use synthesis software to translate and optimize their RTL files into a netlist that is then handed-off to the ASIC or semiconductor vendor or separate layout design group for physical design using Blast Fusion.

  Blast Chip, first shipped in May 2000, extends the capabilities of Blast Fusion by adding RTL synthesis to the flow. At the beginning of the design flow, Blast Chip reads and synthesizes the RTL files that describe the desired functionality of the design. After this step, the design flow is identical to the Blast Fusion flow. Blast Chip is intended for use by system design teams, chip design teams and other groups whose responsibility it is to take a design from concept to completed chip layout.

  Blast Noise, first shipped in September 2000, is our noise detection and correction product. Interference, or noise from wires in close proximity to each other, can decrease chip performance or cause chip failure, particularly at .18 micron and below. Blast Noise works with Blast Fusion and Blast Chip to actively detect potential noise problems and correct them during the physical design process.

  Blast Plan, first shipped in September 2001, delivers hierarchical design planning capabilities for use in implementing complex integrated circuit and system-on-chip designs. In a hierarchical design methodology, a chip design is partitioned into blocks that are designed and implemented individually and then later assembled to create the entire chip. Blast Plan works with Blast Fusion and Blast Chip to streamline the hierarchical planning and design of large chips and system-on-chips within a single environment.


Services

  We provide consulting, training and chip design services to help our customers more rapidly adopt our technology. Design services include assisting our customers on complex chip design challenges and providing services ranging from the design and implementation of specific blocks to complete chip designs, including the delivery of the final chip layout, ready for release to manufacturing. We also provide post-contract support, or maintenance, for our products.

Technology

  Our FixedTiming methodology and single data model architecture are the technical foundation of our Blast Fusion and Blast Chip Products.

 FixedTiming Methodology

  Our proprietary FixedTiming methodology allows us to reduce the timing closure iterations that are often required between the front-end and back-end processes in conventional integrated circuit design flows. These timing closure iterations are caused by the fact that the final circuit timing cannot be accurately calculated until the physical layout is completed. In deep submicron integrated circuits, timing performance is primarily determined by the physical layout of the wiring that connects the logic gates to achieve the desired circuit functionality. Timing that is estimated during the front-end process is often not realized in the final layout and the design team must iterate between the front-end and back-end processes modifying the design in an attempt to reach the desired timing performance. Since each timing closure iteration can add one or more weeks to the design cycle, the time it takes to design and produce an integrated circuit can be severely impacted.

  Our FixedTiming methodology is designed to predict circuit speeds prior to detailed physical design. We then use a series of design refinements during physical design to achieve a final timing that is very close to the predicted circuit speed. This approach reduces the need for timing closure iterations that exist in conventional flows and can significantly reduce the time it takes to design and produce deep submicron integrated circuits.


  There are several differences between the conventional approach to integrated circuit design and our FixedTiming methodology. In the conventional flow, synthesis is used to transform a computer program description of the desired circuit functionality into a circuit-level description, or netlist, that is comprised of gates from a semiconductor manufacturer's library. A gate is a basic building block that performs a specific logic function. Gates are typically available in different sizes, or drive strengths in the library. Larger gates are required to drive large loads, which are caused by long wires, or wires that are connected to the inputs of many other gates. Smaller gates are used to drive smaller loads. For a given wire, the larger the size of the gate, the shorter the signal delay through the gate and the wire that it is driving. The job of the synthesis tool is to produce a netlist that delivers the desired circuit functionality and meets the required circuit timing. The synthesis tool produces this netlist without knowing what the final layout will look like. Since the synthesis tool must determine which size gates to choose from the library, it must either rely on statistical estimates of the wire loads or perform a coarse placement of the gates to build estimates of what the wiring might look like. In both of these cases, the estimates often do not correlate well with the actual loads presented by the wires in the final layout.

  Following synthesis, the gates specified in the netlist are placed in the layout. If the actual load on a given gate is larger than the load that was estimated during synthesis, the delay will be longer than was predicted by synthesis. If the particular gate and load are critical to the performance of the integrated circuit, this will limit the operating speed of the integrated circuit and force the design team into timing closure iterations. Typically, there are many of these critical paths on a complex integrated circuit that must be addressed.

  Our FixedTiming methodology recognizes that wire loads cannot be accurately estimated prior to layout. Because of this, we do not choose gate sizes during the synthesis process. Instead we rely on the use of placeholder gates, called SuperCells, that we create automatically by analyzing the vendor's library. Each SuperCell is just like a gate from the library, but we assume that its size is completely flexible. Therefore only one SuperCell is required for each logic function in the library, rather than the collection of gates of different sizes that are required in the conventional approach.

  Before beginning physical layout, we apply our optimization technology to determine and set the delays that each gate and its load must have in order to meet the desired circuit speed. During placement, we use the SuperCells instead of the actual gates in the library. As the design progresses and we gain more information about the location and length of the wires, we continuously adjust the size of each SuperCell to keep the circuit delay as constant as possible. We increase the size of a SuperCell as the load on it increases and decrease it in size as the load decreases. As a result, we develop an overall circuit that is well-balanced electrically, since each gate is sized optimally for the wire load that it is driving. This often results in layouts that are more compact and use less power than layouts derived using the conventional approach. Once we have determined the final placement for each gate, we replace each SuperCell in the layout with the closest matching size gate in the semiconductor vendor's library. Using this approach, we are able to reduce the timing closure iterations that often occur in conventional integrated circuit design approaches.

[Diagram showing the conventional integrated circuit design approach and a diagram showing Magma's fixed timing approach.]

  In addition to helping us reduce timing closure iterations, we believe SuperCells enable faster and higher capacity synthesis. In conventional synthesis, the tool optimizes the circuit using library cells. Because a given logical function may be represented in the library by a collection of different gate sizes, the synthesis tool must try every permutation of gate size during optimization. If the circuit is large, the number of permutations becomes very large, which negatively impacts run times and memory usage and puts a practical limit on capacity. Since the SuperCell concept has only one gate per logical function, the optimization search space can be much smaller. As a result, run times are significantly improved and the capacity of the system is much larger. Running on a standard engineering workstation, our system has a capacity of up to two million gates, an order of magnitude improvement over existing systems.

 Single Data Model Architecture

  Our single data model architecture is a key enabler for our FixedTiming methodology as well as our ability to deliver automated signal integrity detection and correction. We believe we are the only electronic design automation vendor that offers a complete integrated circuit design implementation flow based on a single data model. The single data model contains all of the logical and physical information about the design and is resident in core memory during execution. The various functional elements of our software such as the implementation engines for synthesis, placement and routing, and our analysis software for timing, delay extraction and signal integrity all operate directly on this data model. Because the data model is concurrently available to all of the engines and analysis software, it makes it possible to analyze the design and make rapid tradeoff decisions during the physical design process. During optimization and placement, for example, our system continuously adjusts the sizes of SuperCells in the design as more accurate information about the layout is obtained from the data model. Additionally, our implementation software can instantly access our analysis software, and continuously check for signal integrity problems during layout and take steps to avoid them. Existing approaches force the designer to perform signal integrity analysis after the layout is completed.

Problems that are found then must be manually corrected, which may also affect timing closure and cause further iterations.

  Conventional electronic design automation flows are typically based on a collection of software programs that each have their own associated data models. Data sharing and communications between software tools are accomplished either through file interfaces or through the establishment of a common database. If a common database is used, then each tool communicates with the database through a programming interface. For example, a software tool that is requested to send information to the common database must extract the data from its own data model, translate it into a form usable by the common database and then call on the programming interface to write the information to the database. Similarly, the software tool that requested the data must obtain the information from the common database through the programming interface, translate it into the format of its local data model and re-build the data model before the data can be used. The multiple data model approach has several limitations. It results in inefficient use of memory because the design data is replicated in various forms in memory. There are also capacity limitations due to the inefficient use of memory. In addition, there are performance limitations because the process of sharing data among software tools requires the use of a programming interface and the rebuilding of the data models each time that data is exchanged.

  Our single data model is designed to overcome these limitations. Memory is used more efficiently and capacity is higher and performance is faster than in conventional systems because there is only one copy of the design data in memory. This eliminates the need for cumbersome data translations or reading and writing of data through a programming interface.

Customers

  We license our software products to customers in the communications, computing, consumer electronics, networking and semiconductor markets. The following is a list of our customers who, since our first product was shipped in 1999, have signed agreements for more than $3.0 million in orders for our design and implementation software products.

      3D Labs                            NEC
      Broadcom                           Sun Microsystems
      Fujitsu                            Texas Instruments
      Infineon                           Toshiba

                                         Vitesse
      Internet Machines

      Matsushita

  Fujitsu, Infineon, Texas Instruments and Vitesse each accounted for at least 10% of our total revenue in fiscal 2001 and together accounted for 49% of our total revenue in fiscal 2001.

Sales and Marketing

  We license our products primarily through a direct sales force focused primarily on the industry leaders in the communications, computing, consumer electronics, networking and semiconductor industries. We have North American sales offices in California, Massachusetts, North Carolina and Texas. Internationally, we have European offices in Belgium, Germany and the United Kingdom, an office in Israel and Asian offices in Japan, Korea and Taiwan. Our direct sales effort is supplemented by independent sales representatives and distributors in Korea and Taiwan. Our direct sales force is supported by a larger group of field application engineers that work closely with the customers' technical chip design professionals.

  As of September 30, 2001, we had 95 employees in our marketing, sales, and technical sales support organizations. We intend to continue to expand our sales and field application engineering personnel on a worldwide basis.

Competition

  The electronic design automation industry is highly competitive and characterized by technological change, evolving standards, and price erosion. Major competitive factors in the market we address include technical innovation, product features and performance, level of integration, reliability, price, total system cost, reduction in design cycle time, customer support and reputation.

  We currently compete with companies that hold dominant shares in the electronic design automation market, such as Avant!, Cadence, and Synopsys. In particular, Avant!, Cadence and Synopsys are continuing to broaden their product lines to provide an integrated design flow. Each of these companies has a longer operating history and significantly greater financial, technical and marketing resources, as well as greater name recognition and larger installed customer bases than we do. These companies also have established relationships with our current and potential customers and can devote substantial resources aimed at preventing us from establishing or enhancing our customer relationships. Our competitors are better able to offer aggressive discounts on their products, a practice that they often employ. Competitive pressures may prevent us from obtaining market share or require us to reduce the price of products and services, which could harm our business.

  Also, a variety of small companies continue to emerge, developing and introducing new products. Any of these companies could become a significant competitor in the future. We also compete with the internal chip design automation development groups of our existing and potential customers. Therefore, these customers may not require, or may be reluctant to purchase, products offered by independent vendors.

Research and Development

  We devote a substantial portion of our resources to developing new products and enhancing our existing products, conducting product testing and quality assurance testing, improving our core technology and strengthening our technological expertise in the electronic design automation market. We began developing our technology and products in 1997. In 1999, we shipped our first product.

  As of September 30, 2001, our research and development group consisted of 81 employees. We have engineering centers in California, Texas and The Netherlands. Our engineers are focused in the areas of product development, advanced research, product engineering and design services. Our product development group develops our common core technology and is responsible for ensuring that each product fits into this common architecture. Our advanced research group works independently from our product development group to assess and develop new technologies to meet the evolving needs of integrated circuit design automation. Our product engineering group is primarily focused on product releases and customization. Our design services group is specifically focused on, and assists in completing, customer designs for commercial applications.


  Our research and development expenditures for fiscal 1998, 1999, 2000 and 2001 and the six months ended September 30, 2001 were $1.3 million, $6.2 million, $12.0 million, $21.7 million and $9.5 million.


Intellectual Property

  We currently have two patents allowed and 13 patent applications pending in the United States, including two provisional patent applications, and we may seek additional patents in the future. The term of patent protection is 20 years from the earliest effective filing date of the patent application. The first patent allowed was filed in April 1999 and will expire in April 2019, and the second patent allowed will be in effect until April 2018. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we may receive will be challenged or invalidated.


  It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. In addition, our competitors may independently develop technology similar to ours. We will continue to assess appropriate occasions for seeking patent and other intellectual property protections for those aspects of our technology that we believe constitute innovations providing significant competitive advantages.

  Our success depends in part upon our rights in proprietary software technology, some of which we have patent applications pending. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patents, and we enter into confidentiality agreements with those of our employees and consultants involved in product development. We routinely require our employees, customers and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products, technology or business plans. We require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property.

  Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. Many of our contracts contain provisions indemnifying our customers from third party intellectual property infringement claims. In addition, other parties may assert infringement claims against us. Although we have not received notice of any alleged infringement, our products may infringe issued patents that may relate to our products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. This litigation could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure to develop non-infringing technology or license the proprietary rights on a timely basis would harm our business.

Employees

  As of September 30, 2001, we had 201 full-time employees, including 81 in research and development, 95 in sales and marketing and 25 in general and administrative. None of our employees are covered by collective bargaining agreements. We believe our relations with our employees are good.


Legal Proceedings

  On August 16, 2001, Prolific, Inc., or Prolific, filed a lawsuit against us in the Superior Court of the State of California, County of Santa Clara. The complaint alleges breach of contract, fraud and deceit, unfair business practices and intentional interference with prospective economic advantage arising out of an OEM distribution agreement entered into between Prolific and us on or about May 30, 2000. Prolific seeks $3.15 million in damages as well as other damages from any gains, profits and advantages lost and punitive damages. We intend to vigorously defend ourselves against the allegations made in the complaint. We may be subject to various claims and legal actions arising in the ordinary course of business.


Facilities

  Our corporate headquarters are located in Cupertino, California, where we occupy approximately 42,000 square feet under a lease expiring in December 2003. We expect our current facilities to be adequate for at least the next 12 months. However, if we need additional space, adequate space may not be available on commercially reasonable terms or at all.

Corporate History

  From our incorporation in April 1997 through 1999, we were primarily engaged in development stage activities, such as developing our technology and products, recruiting personnel and raising capital. In early 1999, we shipped the first version of our initial product, Blast Fusion. In May 2000, we began shipping Blast Chip, which extends the capabilities of Blast Fusion by adding RTL synthesis.

  In August 2000, we completed our merger with Moscape, Inc. In connection with the merger, we issued 1,049,544 shares of our common stock, 581,606 shares of our redeemable convertible preferred stock, options to purchase 278,201 shares of our common stock and warrants to purchase 20,739 shares of our redeemable convertible preferred stock, in exchange for all the outstanding shares of, and options and warrants to purchase, common stock and preferred stock of Moscape.

  Moscape developed technologies and products used for the analysis and correction of electrical and signal integrity problems in deep submicron integrated circuits. We merged with Moscape to secure signal integrity technology and Moscape's development engineering team. The terms of the merger required us to acquire all of Moscape. Moscape had two product lines, the CircuitScope product line and the GateScope product line. We attempted to integrate and sell Moscape's two product lines into our business, but we discontinued the development, marketing and licensing of Moscape's CircuitScope product line in January 2001 because it did not fit with the requirements of our current and target customers. We have also discontinued the marketing and licensing of GateScope as a separate product. Instead, we are focusing on integrating the GateScope technology into our Blast Fusion architecture. We do not expect future license revenue from these products, although we will continue to support existing customers through the end of their current maintenance terms.

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

                                   MANAGEMENT

Executive Officers and Directors

  The names of our executive officers and directors, and their ages as of September 30, 2001, are as follows:



Name                     Age Position
----                     --- --------
Rajeev Madhavan.........  35 Chief Executive Officer and Chairman of the Board
Roy E. Jewell...........  46 President and Chief Operating Officer and Director
Robert Sheffield........  52 Vice President--Finance and Chief Financial Officer
Nitin Deo...............  41 Vice President--Business Development
Milan G. Lazich.........  40 Vice President--Corporate Marketing
Seiji Miwa..............  65 Chairman and President, Magma Design Automation, K.K. Japan
Kenneth Roberts.........  42 Vice President and General Manager of European Operations
Hamid Savoj.............  41 Vice President--Product Development
Mehrdad Shahabi.........  44 Vice President--Japan & Asia Pacific Operation
Robert Smith............  48 Vice President--Product Marketing
Kevin Steptoe...........  44 Vice President--Product Engineering
Craig M. Wentzel........  47 Vice President--Sales
Andreas Bechtolsheim....  46 Director
Rajesh Parekh...........  48 Director
Mark W. Perry...........  58 Director
S. Atiq Raza............  52 Director


  Rajeev Madhavan, one of our founders, has served as our Chief Executive Officer and Chairman of our board of directors since our inception in April 1997. Mr. Madhavan served as our President from our inception until May 2001. Prior to co-founding Magma, from July 1994 until February 1997, Mr. Madhavan co-founded and served as the President and Chief Executive Officer of Ambit Design Systems, Inc., an electronic design automation software company, later acquired by Cadence Design Systems, Inc., an electronic design automation software company. From May 1993 to June 1994, Mr. Madhavan co-founded and served as Director of Engineering of LogicVision, Inc., an electronic design automation software company. Mr. Madhavan received a bachelor's degree in electronics and communication from KREC, Surathkal, India and a masters' degree in electrical engineering from Queen's University, Ontario, Canada.

  Roy E. Jewell has served as our President since May 2001 and as one of our directors since July 2001. Mr. Jewell has served as our Chief Operating Officer since March 2001. From March 1999 to March 2001, Mr. Jewell served initially as the Chief Executive Officer and later as a consultant at a company he co-founded, Clarisay, Inc., a supplier of surface acoustic wave filters. From January 1998 to March 1999, Mr. Jewell was a member of the CEO Staff at Avant! Corporation, a provider of software products for integrated circuit designs. From July 1992 to January 1998, Mr. Jewell was the President and Chief Executive Officer of Technology Modeling Associates, Inc. or TMA, subsequently acquired by Avant! Corporation. Prior to that time, Mr. Jewell served in various marketing positions at TMA, and prior to joining TMA in 1988, he served in various technical and management positions at Texas Instruments, a semiconductor company. Mr. Jewell received bachelor's and masters' degrees in physics from the University of South Florida and a masters' degree in management and administration science from the University of Texas in Dallas.

  Robert Sheffield has served as our Vice President--Finance and Chief Financial Officer since September 1999. From July 1998 to September 1999, Mr. Sheffield was the Vice President of Finance and Chief Financial Officer of Faroudja, Inc., a designer and manufacturer of high-end video processors. From March 1996 to June 1998, Mr. Sheffield was the Vice President of Finance and Chief Financial Officer of Asante Technologies, Inc., a local area networking products company. From July 1995 to February 1996, Mr. Sheffield was a consultant for several companies in the video game industry. From August 1988 to July 1995, Mr. Sheffield served in various executive positions at Time Warner/Atari Games (Time Warner

Interactive), a video arcade and consumer video entertainment software company, including six years as Vice President of Finance and Chief Financial Officer. Mr. Sheffield received a bachelor's degree from California State University, Northridge and a masters' degree in business administration from the University of Utah.

  Nitin Deo has served as our Vice President--Business Development since September 2001. From August 2000 to September 2001, Mr. Deo served as our Vice President--Japan Operations. From April 1999 to August 2000, Mr. Deo served as Vice President of Marketing at Moscape. From July 1998 to April 1999, Mr. Deo held the position of Vice President--Marketing of Mayasoft Corporation, a Web-based enterprise software company, which was acquired by Epiphany Corp. From June 1994 to July 1998, Mr. Deo held various senior marketing and business development positions at Synopsys, Inc., an electronic design automation company. Mr. Deo holds a master's degree in electrical engineering from Virginia Polytechnic Institute and State University and an M.B.A. from San Jose State University.


  Milan G. Lazich has served as our Vice President--Corporate Marketing since August 2001. From January 2000 to July 2001, Mr. Lazich consulted for several companies on marketing and business strategy. From January 1998 to December 1999, Mr. Lazich was a marketing manager for Avant! Corporation, a provider of software products for integrated circuit design. From March 1996 to January 1998, Mr. Lazich was Director of Marketing with Technology Modeling Associates, Inc., or TMA, subsequently acquired by Avant! Corporation, and served in other marketing positions for TMA from June 1989 to March 1996. Mr. Lazich received a bachelor's degree in economics from the University of California, Los Angeles and a masters' degree in business administration from Santa Clara University.

  Seiji Miwa has served as Chairman and President, Magma Design Automation, K.K. Japan, our majority-owned Japanese subsidiary, since July 1999. From March 1995 to June 1999, Mr. Miwa served as President and then Chairman at Cadence Design Systems, K.K. Japan, an electronic design automation software company. From February 1990 to February 1995, Mr. Miwa was Vice President of Teradyne's Japanese subsidiary, a semiconductor test system manufacturer. Mr. Miwa received a degree in business management from the University of Kyushu.

  Kenneth Roberts has served as our Vice President and General Manager of European Operations since May 1999. From March 1996 to April 1999, Mr. Roberts was Vice President Europe for Avant! Corporation. From September 1994 to March 1996, Mr. Roberts was Director of European Operations for Quickturn Design Systems, an electronic design automation emulation company later acquired by Cadence Design Systems, Inc. Mr. Roberts received a bachelor's degree in physics from Manchester University, United Kingdom and received a masters' degree in microelectronics systems design from Brunel University, United Kingdom.

  Hamid Savoj, one of our founders, joined us in May 1997 as Principal Engineer and has served as our Vice President--Product Development since May 2000. From May 1994 to May 1997, Mr. Savoj was a senior member of the consulting staff at Cadence Design Systems, Inc. Mr. Savoj received a doctorate degree in computer aided design from the University of California, Berkeley.

  Mehrdad Shahabi has served as our Vice President--Japan and Asia Pacific Operations since September 2001. From July 2000 to July 2001, Mr. Shahabi served as the Director of Business Development for Japan and Asia-Pacific Sales at Prairie Comm, Inc., a wireless chipset provider. From April 1998 to March 2000, Mr. Shahabi served as the Director of Sales for Cadence Design Systems in Japan. From September 1997 to April 1998, Mr. Shahabi served as a consultant at Gatefield Corporation in the area of Asian sales channels. From September 1985 to December 1987 and from January 1989 to September 1997, Mr. Shahabi held various sales positions, including Managing Director for operations in Asia at Zycad Corporation, an electronic design automation company. Mr. Shahabi holds a bachelor's degree in electrical engineering from the University of Nebraska and a master's degree in electrical and computer engineering from the University of Wisconsin.

  Robert Smith has served as our Vice President--Product Marketing since April 1998. From May 1995 to April 1998, Mr. Smith was Vice President of Marketing and Business Development at LogicVision, Inc. From January 1995 to May 1995, Mr. Smith consulted for several companies on marketing and business strategy. From October 1989 to January 1995, Mr. Smith held several positions with Synopsys, Inc. including director of marketing and director of strategic alliances. Mr. Smith received a bachelor's degree in electrical engineering from the University of California, Davis and a masters' degree in electrical engineering from Stanford University.


  Kevin Steptoe has served as our Vice President--Product Engineering since April 2001. Mr. Steptoe served as our European Director of Technical Support from April 1998 to April 2001. From 1994 to April 1998, Mr. Steptoe was European Technical Manager for Avant! Corporation. Mr. Steptoe received a bachelor's degree in electrical engineering from the University of Essex, Colchester, England.


  Craig M. Wentzel has served as our Vice President--Sales since March 2001. From March 2000 to March 2001, Mr. Wentzel was Vice President of Sales and Business Development for the Systems Division at Cadence Design Systems, an electronic design automation software company. From February 1998 to March 2000, he served as Worldwide Group Sales Director within the Design Verification Division at Cadence. From February 1997 to February 1998, Mr. Wentzel served as Vice President of North American sales for OPMAXX, Inc., an electronic design automation software company, subsequently acquired by Fluence Technology, Inc. a provider of test automation software. From December 1995 to February 1997, Mr. Wentzel served as Vice President of Worldwide Sales for Silicon Valley Research, Inc., an electronic design automation software company. Prior to 1995, Mr. Wentzel held senior sales management positions at several electronic design automation companies. Mr. Wentzel received a bachelor's degree in electrical engineering and technology from College of New Jersey and a masters' degree in biomedical engineering from Rutgers University.

  Andreas Bechtolsheim has served as one of our directors since May 1997. Since September 1996, Mr. Bechtolsheim has served as the Vice President of Engineering of the Gigabit Switching Group at Cisco Systems, Inc., a manufacturer of networking equipment. In 1995, Mr. Bechtolsheim founded Granite Systems, Inc., a developer of high-performance multi-layer network switches based on the emerging gigabit ethernet standard. Mr. Bechtolsheim was at Granite Systems, Inc. until it was acquired by Cisco Systems, Inc. in September 1996. In February 1982, Mr. Bechtolsheim co-founded Sun Microsystems, Inc. a manufacturer of computer workstations, where he was the chief architect of Sun Microsystems, Inc.'s workstation product line. Mr. Bechtolsheim received a masters' degree in computer engineering from Carnegie Mellon University.

  Rajesh Parekh has served as one of our directors since February 1999. Since March 2000, Mr. Parekh founded and has served as the Chairman and Chief Technology Officer of Comstellar Technologies, a communications infrastructure technology company. Since April 1999, Mr. Parekh has been a managing partner of Redwood Ventures Partners. From 1997 to 1998, Mr. Parekh served as Vice President and General Manager of Sun Microelectronics, a division of Sun Microsystems, Inc. From 1992 to 1997, Mr. Parekh also served as Vice President and Chief Technology Officer for Sun Microsystems Computer Company. From 1982 to 1992, Mr. Parekh held several positions at Silicon Graphics, Inc., a computer graphics company, and most recently served as the Vice President and General Manager of the Personal Systems Division. Mr. Parekh received a bachelor's degree in electrical engineering from the L.D. College of Engineering in India and a masters' degree in electrical engineering from the Polytechnic Institute of New York.


  Mark W. Perry has served as one of our directors since April 1999. Mr. Perry has been a general partner of New Enterprise Associates since June 1996.
Mr. Perry is also a board member of iManage, Inc., a software technology company. From May 1994 to December 1995, Mr. Perry served as President and Chief Executive Officer and then as Chairman of Viewstar Corporation, a leading provider of business process automation, client/server software. From 1985 to 1994, Mr. Perry held various executive officer positions at Silicon Graphics, Inc. most recently as Vice Chairman, and was a member of the board of directors from 1992 through 1995. Mr. Perry received a bachelor's degree from Amherst College and a masters' degree in business administration from Harvard University Graduate School of Business.

  S. Atiq Raza has served as one of our directors since April 1998. Mr. Raza is the Chairman and Chief Executive Officer of Raza Foundries, Inc., a meta company of broadband networking and communications companies, since July 1999. Mr. Raza is also a board member of Applied Micro Circuits Corporation, a communications company and several private companies. From January 1996 to May 1999, Mr. Raza served in several management positions at Advanced Micro Devices, Inc., or AMD, a manufacturer of semiconductors, including Executive Vice President and member of the Office of the Chief Executive Officer. Most recently, Mr. Raza served as AMD's President and Chief Operating Officer. From 1988 to January 1996, Mr. Raza served in several management positions at NexGen, Inc., a semiconductor company, most recently as Chairman and Chief Executive Officer, until NexGen, Inc.'s acquisition by AMD. Prior to joining NexGen, Inc., Mr. Raza spent 15 years in various engineering and management positions, including Vice President of the Technology Centers at VLSI Technology Incorporated, a semiconductor company. Mr. Raza received a bachelor's degree in science from the University of London and a masters' degree in science from Stanford University.


  There are no family relationships among any of our directors or executive officers.

Board Composition

  Our bylaws currently provide for a board of directors consisting of not less than one nor more than seven members with the exact number currently set at six by our directors. Upon completion of this offering, the board of directors will be divided into three classes, each serving staggered three-year terms:

  . Our Class I directors will include Rajesh Parekh and Roy E. Jewell, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

  . Our Class II directors will include Andreas Bechtolsheim and Mark W.
    Perry, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

  . Our Class III directors will include Rajeev Madhavan and S. Atiq Raza, and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

  As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Each officer is elected by the board of directors and serves at its discretion. This classification of the board of directors may delay or prevent a change in control of Magma or in our management.

  Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Our non-employee directors devote the amount of time to our affairs as is necessary to discharge their duties.

Board Committees

  Our board of directors has a compensation committee and an audit committee.

 Compensation Committee

  The compensation committee is responsible for determining salaries, incentives and other forms of compensation for our directors and executive officers. Mr. Bechtolsheim, Mr. Parekh and Mr. Perry are the current members of the compensation committee.

 Audit Committee

  Our audit committee is responsible for reviewing our financial statements and internal controls and appointing our independent auditors. The audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. Mr. Parekh, Mr. Perry and Mr. Raza are the current members of the audit committee.

Compensation Committee Interlocks and Insider Participation

  None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

  Except for the grant of stock options, we do not currently compensate our directors for their services as directors. Directors will be eligible to participate in our 2001 Stock Incentive Plan and directors who are also employees will be eligible to participate in our 2001 Employee Stock Purchase Plan. We granted Mr. Bechtolsheim options to purchase 70,713 shares of common stock and Mr. Perry options to purchase 70,714 shares of common stock at exercise prices ranging from $0.2917 to $1.54 per share. We granted Mr. Parekh options to purchase 74,839 shares ranging from $0.2917 to $1.7033 per share. We granted Mr. Raza options to purchase 85,713 shares of common stock at exercise prices ranging from $0.0583 to $0.2917. We also reimburse each member of our board of directors for out-of-pocket expenses incurred with attending board or committee meetings.

Executive Compensation

  This table provides summary information concerning compensation earned by or paid to our chief executive officer and our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during fiscal 2001. These individuals are referred to as the named executive officers. Other than as described below, we did not pay any executive officer named in the Summary Compensation Table any fringe benefits, perquisites or other compensation in excess of 10% of that executive officer's salary and bonus for fiscal 2001. Roy E. Jewell became our President in May 2001 and his annualized salary is $240,000.


                           Summary Compensation Table

                                                                    Long-Term
                                                                   Compensation
                                                                   ------------
                                        Annual Compensation         Number of
                                    ----------------------------    Securities
                                     Salary                         Underlying
Name and Principal Position           ($)    Bonus ($) Other ($)   Options (#)
---------------------------         -------- --------- ---------   ------------
Rajeev Madhavan.................... $225,000      --       --        300,000
  President and Chief Executive
   Officer(1)

Kenneth Roberts....................  219,342  210,091   72,529(2)        --
  Vice President and General
  Manager of European Operations

Seiji Miwa ........................  157,696  125,000      --         42,856
  Chairman and President, Magma
  Design Automation, K.K. Japan

Robert Sheffield...................  200,000      --       --         34,285
  Vice President--Product Finance
  and Chief Financial Officer

Robert Smith.......................  180,000      --       --            --
  Vice President--Product Marketing
  and Business Development

-----------------------
(1) Mr. Madhavan served as our President until May 2001 and continues to serve as our Chief Executive Officer and Chairman of the Board.

(2) Mr. Roberts was granted $56,244 as a pension and $16,285 as an automobile allowance in fiscal 2001.

 Option Grants in Last Fiscal Year

  This table provides information concerning stock options granted to the officers named in the Summary Compensation Table above during fiscal 2001. The percentage of total options granted is based on a total of 2,890,258 options granted in fiscal 2001. The exercise price on the date of grant was equal to the fair market value on the date of grant as determined by the board of directors. Options have a maximum term of 10 years but may terminate earlier for specified events related to cessation of employment. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future stock price.


  The values reflected in the table may never be achieved. The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at March 31, 2001 and the exercise prices of the options. Solely for purposes of determining the value of the options at March 31, 2001, we have assumed that the fair market value of shares of common stock issuable upon exercise of options was $11.00 per share, our estimated initial public offering price per share, since the common stock was not traded in an established market prior to the offering.


                                        Individual Grants
                         ------------------------------------------------
                                                                          Potential Realizable
                                                                            Value at Assumed
                          Number of                                       Annual Rates of Stock
                         Securities    Percent of                          Price Appreciation
                         Underlying   Total Options  Exercise              for Option Term ($)
                           Options     Granted in    Price Per Expiration ---------------------
Name                     Granted (#) Fiscal 2001 (%) Share ($)    Date        5%        10%
----                     ----------- --------------- --------- ---------- ---------- -----------
Rajeev Madhavan.........   300,000        10.4%       $11.55    09/29/10   $    --       $ --
Kenneth Roberts.........        --          --            --          --        --         --
Seiji Miwa..............     8,571           *         10.50    06/30/10        --         --
                            34,285         1.2         10.50    09/29/10        --         --
Robert Sheffield........    34,285         1.2         10.50    10/31/10        --         --
Robert Smith............        --          --            --          --        --         --

-----------------------
 * Less than 1%.

 Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

  The following table provides summary information with respect to the executive officers named in the Summary Compensation Table above concerning:

  . the shares of common stock acquired in fiscal 2001;

  . the value realized upon exercise of stock options in fiscal 2001; and

  . the number and value of unexercised options as of fiscal 2001.

The value was calculated by determining the difference between the fair market value of the underlying securities and the existing price. The following table assumes a per-share fair market value equal to $11.00, our estimated initial public offering price per share. The shares acquired by our executive officers are subject to our right of repurchase if they are terminated, which right lapses over time.


                                                           Number of
                                                     Securities Underlying     Value of Unexercised
                                                      Unexercised Options      In-the-Money Options
                            Shares                   at March 31, 2001 (#)     at March 31, 2001 ($)
                         Acquired on     Value     ------------------------- -------------------------
Name                     Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     ------------ ------------ ----------- ------------- ----------- -------------
Rajeev Madhavan.........      --         $ --        300,000         --      $        0      $ --
Kenneth Roberts.........      --           --        102,856         --       1,131,416        --
Seiji Miwa..............      --           --         77,141         --         848,551        --
Robert Sheffield........      --           --         71,999         --         791,989        --
Robert Smith............      --           --             --         --              --        --

1997 Stock Incentive Plan and 1998 Stock Incentive Plan

  Our 1997 stock incentive plan was adopted by our board of directors in May 1997 and was subsequently approved by our stockholders. Our 1998 stock incentive plan was adopted by our board of directors in June 1998 and was subsequently approved by our stockholders.


 Stock Reserved for Issuance under the Plans

  1,851,428 shares of common stock have been reserved for issuance under the 1997 stock incentive plan. 6,715,714 shares of common stock have been reserved for issuance under the 1998 stock incentive plan. As of September 30, 2001, options to purchase a total of 4,496,580 shares of common stock were outstanding under the 1997 and 1998 stock incentive plans at a weighted average exercise price of $7.69 per share.


  After our 2001 stock incentive plan, adopted by our board of directors in May 2001, becomes effective upon the closing of this offering, no shares of our common stock or series A preferred stock will remain available for future issuance under the 1997 and 1998 stock incentive plans. Shares that are subject to options that expired, terminated, or were cancelled or as to which options have not been granted under the 1997 and 1998 stock incentive plans will be available for option grants or share issuances under our 2001 stock incentive plan after this offering is completed.

Moscape, Inc. 1997 Stock Incentive Plan

  Our Moscape, Inc. 1997 incentive stock plan was adopted by the Moscape board of directors in July 1997 and was subsequently approved by the Moscape stockholders. We assumed the options granted under the Moscape 1997 incentive stock plan upon our acquisition of Moscape in August 2000.

 Stock Reserved for Issuance under the Moscape 1997 Plan

  615,915 shares of common stock were reserved for issuance under the Moscape 1997 incentive stock plan. As of September 30, 2001, options to purchase a total of 148,340 shares of common stock were outstanding under the Moscape 1997 incentive stock plan at a weighted average exercise price of $4.3405 per share. No further options will be granted under the Moscape 1997 incentive stock plan.

1997, 1998 and 1999 Employee Stock Purchase Plans

 General

  The board of directors adopted our 1997, 1998, 1999 (plans I and II) employee stock purchase plans on September 5, 1997, April 26, 1998, February 17, 1999 and November 24, 1999, respectively. Our stockholders also approved our employee stock purchase plans. A total of 535,713 shares of series E-1, 391,105 shares of series E-2, 95,142 shares of series E-3 and 42,857 shares of series E-4 preferred stock were reserved for issuance under the various employee stock purchase plans.

 Administration

  Our employee stock purchase plans were not intended to qualify under Section 423 of the Internal Revenue Code. Employees, including our officers and employee-directors, were eligible to participate in the employee stock purchase plans if they were customarily employed on a full-time basis by us and were regularly scheduled to work forty or more hours per week. Our employee stock purchase plans permit eligible employees to purchase preferred stock through payroll deductions, which could not exceed 30% of an employee's regular salary or straight-time earnings.

 Offering Period

  Our 1997 and 1998 employee stock purchase plans were implemented by one annual offering period. The 1999 plans I and II were available during shorter offering periods. During the offering period, payroll deductions were accumulated, without interest. On the purchase dates set by the board of directors, accumulated payroll deductions were used to purchase the preferred stock. The purchase price was equal to 100% of the fair market value per share on the first day of the offering period. Employees had the right to withdraw their accumulated payroll deductions at any time. Participation in the employee stock purchase plans ended automatically on termination of employment with us. However, if a participant terminated employment with us, his or her aggregated payroll deductions which were credited to his or her account would be used to purchase the preferred stock on the purchase date. If any corporate reorganization occurred, participants in the employee stock purchase plans would have been entitled to receive, at the end of the offering period, the cash, securities and/or property which a holder of one share of preferred stock was entitled to receive upon and at the time of the transaction.

2001 Stock Incentive Plan

 General

  The 2001 stock incentive plan was adopted by our board of directors in May 2001. Our stockholders approved the 2001 stock incentive plan in August 2001.

 Administration

  The 2001 stock incentive plan will be administered by our compensation committee. The 2001 stock incentive plan provides for the direct award or sale of shares of common stock and for the grant of options to purchase shares of common stock. The 2001 stock incentive plan will provide for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code, the grant of nonstatutory stock options, the grant of stock purchase rights, the grant of stock appreciation rights and the grant of stock units to employees, non-employee directors, advisors and consultants.

  The board of directors will be able to amend or modify the 2001 stock incentive plan at any time, with stockholder approval, if required.

 Authorized Shares

  2,000,000 shares of common stock have been authorized for issuance under the 2001 stock incentive plan. However, no participant in the 2001 stock incentive plan can receive option grants or direct stock issuances for more than 1,000,000 shares total in any fiscal year. The number of shares reserved for issuance under the 2001 stock incentive plan will be increased on the first day of each of our fiscal years from 2002 through 2011 by the lesser of:

  . 6,000,000 shares;

  . 6% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  . the number of shares determined by the board of directors.

 Plan Features

  Under the 2001 stock incentive plan:

  . Qualified employees will be eligible for the grant of incentive stock options to purchase shares of common stock;

  . Qualified non-employee directors will be eligible to receive automatic option grants to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date of grant;

  . The compensation committee will determine the exercise price of options or the purchase price of stock purchase rights, but the option price for incentive stock options will not be less than 100% of the fair market value of the stock on the date of grant;

  . The exercise price or purchase price may, at the discretion of the compensation committee, be paid in cash, cash equivalents, surrender of stock, a cashless exercise, an exercise/pledge, full-recourse promissory notes, past services or any other form of payment that is consistent with applicable laws, regulations and rules.

 Change in Control and Accelerated Vesting

  The 2001 stock incentive plan will include change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances. The committee may grant options or stock purchase rights in which all or some of the shares shall become vested if there is a change in control of Magma. Change in control is defined under the 2001 stock incentive plan as a change in the composition of the board of directors, as a result of which fewer than two-thirds of the incumbent directors are directors who either:

  . had been directors for 24 months before the change;

  . were elected, or nominated for election, to the board with the affirmative votes of at least a majority of the directors who had been directors 24 months before the change and who were still in office at the time of the election or nomination;

  . an acquisition or aggregation of securities by a person, including two or more persons acting together, resulting in the person becoming the beneficial owner of 50% or more of the voting power of our outstanding securities;

  . an acquisition of 20% ownership of Magma's voting power by any person whose ownership has not been approved by a majority of the board;

  . the consummation of a merger or consolidation of Magma with or into another entity or any other corporate reorganization, if persons who were not stockholders of Magma immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of the continuing or surviving entity and any direct or indirect parent corporation of such continuing or surviving entity; or

  . the sale, transfer or other disposition of all or substantially all of Magma's assets.

2001 Employee Stock Purchase Plan

 General

  The board of directors adopted our 2001 employee stock purchase plan in May 2001, to be effective on completion of this offering. Our stockholders approved the 2001 employee stock purchase plan in August 2001. A total of 1,000,000 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the 2001 employee stock purchase plan will be increased on the first day of each of our fiscal years from 2002 through 2011 by the lesser of:

  . 3,000,000 shares;

  . 3% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  . the number of shares determined by the board of directors.

 Administration

  Our 2001 employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, will be administered by a committee appointed by the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2001 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's total compensation. The maximum number of shares a participant may purchase during a single participation period is 4,000 shares.

 Offering and Participation Periods

  The 2001 employee stock purchase plan will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, beginning in February, May, August and November of each year. The board of directors will establish participation periods for our 2001 employee stock purchase plan, none of which will exceed three months. During each participation period, payroll deductions will accumulate, without interest. On the purchase dates set by the board of directors for each participation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to begin on the date of this offering and end on October 2003. The initial participation period is expected to begin on the date of this offering and end on October 2001.

  The purchase price will be equal to 85% of the fair market value per share of common stock on either the first day of the offering period or on the last day of the participation period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2001 employee stock purchase plan ends automatically on termination of employment with us. Immediately before a corporate reorganization, the offering period and participation period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2001 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

401(k) Plan

  We have established a tax-qualified employee savings and retirement plan for which our employees will generally be eligible. Under our 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. We do not make matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

Employment Agreements and Change in Control Arrangements

  We do not have formal employment agreements with any of our executive officers.

  Some of our executive officers have been granted stock under stock option agreements and stock purchase agreements providing for vesting acceleration upon specified events. The following executive officers have options that provide for accelerated vesting:

  Rajeev Madhavan, Seiji Miwa, Kenneth Roberts, Robert Smith, Craig M. Wentzel and Nitin Deo each have options that provide for:


  . 50% vesting upon a change in control of Magma which is followed by either termination without cause or constructive termination within 12 months of such change in control of Magma. Change in control means the acquisition of Magma by another entity in which our stockholders do not own at least 50% of the voting power of the surviving entity or the sale of all or substantially all of our assets.

  Roy E. Jewell and Robert Sheffield each have options that provide for:

  . 25% vesting upon a change in control of Magma; and

  . 50% vesting upon a change in control of Magma which is followed by either termination without cause or constructive termination within 12 months of the change in control of Magma.

  Roy E. Jewell also has an option that provides for:

  . 50% vesting upon a change in control of Magma which is followed by either termination without cause or constructive termination within 12 months of the change in control of Magma; and

  . accelerated vesting upon the achievement of specified objectives to be mutually determined by Mr. Jewell and the Chief Executive Officer. The options are immediately exercisable and subject to Magma's right to repurchase any unvested shares.

  Craig M. Wentzel has an option that provides for:


  . 50% vesting upon a change in control of Magma which is followed by either termination without cause or constructive termination within 12 months of the change in control of Magma; and

  . accelerated vesting upon the achievement of specified objectives. The options will vest as to 50% on April 1, 2002 if the objectives are met, with the remaining 50% vesting in equal monthly installments over a 12 month period beginning on April 1, 2002.

  Mehrdad Shahabi has an option that provides for:


  . 25% vesting upon a change in control of Magma; and


  . 25% vesting upon a change in control of Magma which is followed by either termination without cause or constructive termination within 12 months of the change in control of Magma.


Limitation of Liability and Indemnification Matters

 Delaware Law

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . any transaction from which the director derived an improper personal benefit.

  This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

 Certificate of Incorporation and Bylaws

  Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification.

 Indemnification Agreements

  We have entered into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                           RELATED PARTY TRANSACTIONS

Sales of Common and Preferred Stock

  From May 1, 1997 to September 13, 2000, we sold a total of 1,487,137 shares of our common stock to Rajeev Madhavan, Andreas Bechtolsheim, Rajesh Parekh and
S. Atiq Raza for total consideration of $248,200.


  Since inception, we have sold the following shares of capital stock:

  . May 12, 1997 to March 7, 1999: 3,685,707 shares of series A preferred stock at a price of $0.58 per share;

  . May 6, 1998 to June 10, 1998: 1,382,477 shares of series B preferred stock at a price of $2.89 per share;

  . January 2, 1998 to July 1, 1998: 535,672 shares of series E-1 preferred stock at a price of $0.58 per share;

  . April 11, 1998 to October 12, 1998: 391,340 shares of series E-2 preferred stock at a price of $2.89 per share;

  . March 1, 1999: 2,284,620 shares of series C preferred stock at a price of $7.44 per share;

  . December 6, 1999: 93,682 shares of series E-3 preferred stock at a price of $7.6883 per share;

  . December 6, 1999 to September 13, 2000: 4,460,474 shares of series D preferred stock at a price of $15.30 per share;

  . In connection with the sale of our series D preferred stock, we issued warrants to purchase an aggregate of 189,995 additional shares of series D preferred stock at a price of $15.30 per share;

  . January 4, 2000 to August 7, 2000: 41,090 shares of series E-4 preferred stock at a price of $15.30 per share;

  . August 9, 2000: 188,177 shares of series F-1 preferred stock at a price of $10.5933 per share;

  . August 9, 2000: 1,049,544 shares of common stock at a price of $10.50 per share; and

  . July and August 2001: a total of approximately $25.0 million in principal amount of subordinated convertible promissory notes.

  When this offering is completed, each share of series B, series C, series E-1, series E-2, series E-3 and series F-1 preferred stock will be converted into one share of common stock, and each share of series D and series E-4 preferred stock will be converted into 1.15 share of common stock. The outstanding convertible subordinated promissory notes and interest accrued as of September 30, 2001 will convert into 3,437,405 shares of common stock assuming an initial public offering price of $11.00 per share, a conversion price of $7.37 per share and the completion of this offering prior to November 30, 2001. Each share of our series A preferred stock was converted into one share of common stock at the time of the Moscape merger.


  Issuances of common stock and preferred stock and the price per share information has been adjusted to reflect stock splits.

Transactions with Management and 5% Stockholders

  The table below summarizes purchases, valued in excess of $60,000, of shares of our capital stock by our directors, executive officers and entities owning more than 5% of our outstanding capital stock:

                                                Shares of Preferred Stock
                          ---------------------------------------------------------------------
Investor                  Series A  Series B Series C Series D Series E-1 Series E-2 Series F-1
--------                  --------- -------- -------- -------- ---------- ---------- ----------
Rajeev Madhavan(1)......  1,097,142  34,562  147,828   60,122    69,428    228,108      6,136
Andreas Bechtolsheim....  1,714,285 345,622  442,816  486,917       --         --         --
Rajesh Parekh(2)........     85,714 138,248   88,563  375,762       --         --      12,272
Mark W. Perry(3)........        --  345,620  671,952  901,841       --         --         --
S. Atiq Raza(4).........     85,714  51,842  131,759  393,112       --         --      12,272
Entities affiliated with
 New Enterprise
 Associates(3)..........        --  345,620  671,952  901,841       --         --         --

-----------------------
(1) The shares deemed held by Mr. Madhavan include shares held by the Madhavan Living Trust UAD 10/29/1998, of which Mr. Madhavan and his spouse, Geetha Madhavan, are trustees.

(2) The shares deemed held by Mr. Parekh include shares held by Redwood Ventures III, L.P. and Redwood Management III, L.P. of which Redwood Venture Partners, LLC is the general partner, of which Mr. Parekh is a managing member. The shares deemed held by Mr. Parekh also include shares held by Redwood Ventures IV, L.P. and Redwood Management IV, L.P., of which RCG Advisor, LLC is the general partner, of which Mr. Parekh is a managing director; and shares held by Rajdak Investments, LLC and the Parekh Family Trust U/A/D Dated 10/14/1991, of which Mr. Parekh and his spouse, Daksha Parekh, are trustees.


(3) The shares deemed held by Mr. Perry include shares held by New Enterprise Associates VII, L.P. and New Enterprise Associates 9, L.P., funds affiliated with New Enterprise Associates, of which Mr. Perry is a general partner. The following natural persons exercise voting and/or dispositive powers for the shares held by New Enterprise Associates VII, L.P.: Nancy Dorman, C. Richard Kramlich, Thomas C. McConnell, Peter T. Morris, Charles
    W. Newhall III, John M. Nehra, Mark W. Perry, Peter J. Barris and Ronald H. Kase. The following natural persons exercise voting and/or dispositive powers for the shares held by New Enterprise Associates 9, L.P.: Nancy Dorman, C. Richard Kramlich, Thomas C. McConnell, Peter T. Morris, Charles
    W. Newhall III, John M. Nehra, Mark W. Perry, Peter J. Barris, Ronald H. Kase and Stewart Alsop.

(4) The shares deemed held by Mr. Raza include shares held by Raza Venture Fund A, L.P., of which Raza Venture Management, LLC is the general partner, of which Mr. Raza is a managing member; SAN Management, LLC of which Mr. Raza is a managing member; and shares held for the benefit of Mr. Raza's minor children and shares held by the N&A Raza Revocable Trust UA dated 3/22/97, of which Mr. Raza and his spouse, Noreen Tirmizi Raza, are trustees.

  In July 2001, we issued $1.9 million in principal amount of our subordinated convertible promissory notes and related warrants to New Enterprise Associates 9, L.P., a fund affiliated with New Enterprise Associates, of which Mr. Perry, one of our directors, is a general partner. Assuming an initial public price of $11.00 per share, a conversion price of $7.37 per share and the completion of this offering prior to November 30, 2001, the principal and interest accrued as of September 30, 2001 will convert into 261,248 shares of our common stock.

  These affiliates purchased the securities described above at the same price and on the same terms and conditions as the unaffiliated investors in the private financings.

                             PRINCIPAL STOCKHOLDERS

  The following table provides information regarding beneficial ownership of common stock as of September 30, 2001 by:


  . each person or entity known to us to own beneficially more than 5% of our common stock;

  . each of the named executive officers;

  . each of our directors; and

  . all executive officers and directors as a group.

  The following table assumes no exercise of the underwriters' over-allotment option. Applicable percentage ownership is based on 20,857,976 shares of common stock outstanding as of September 30, 2001, assuming the conversion of our preferred stock into common stock when this offering is completed, and 28,496,382 shares outstanding immediately after this offering is completed. The number of shares outstanding as of September 30, 2001 excludes the conversion of outstanding subordinated convertible promissory notes and warrants that will expire if not exercised before this offering is completed.


  Beneficial ownership is determined based on the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are exercisable or exercisable within 60 days of September 30, 2001 are counted as outstanding. These shares, however, are not counted as outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholder's name.


  Unless otherwise indicated, the address for the following stockholders is c/o Magma Design Automation, Inc., 2 Results Way, Cupertino, California 95014.


                                                         Percentage of Common
                                                                Stock
                                              Shares    ----------------------
                                           Beneficially Before this After this
Name and Address of Beneficial Owner          Owned      Offering    Offering
------------------------------------       ------------ ----------- ----------
5% Stockholders:
 Entities affiliated with New Enterprise
  Associates(1)...........................   2,266,405     10.7%        7.9%
  2400 Sand Hill Road
  Menlo Park, California 94025

 Seligman New Technologies Fund II,
  Inc.(2).................................   1,319,993      6.3         4.6
  100 Park Avenue
  New York, New York 10036

Executive Officers and Directors:
 Rajeev Madhavan(3).......................   3,273,490     15.4        11.3
 Kenneth Roberts(4).......................     127,470        *           *
 Seiji Miwa(5)............................      99,266        *           *
 Robert Sheffield(6)......................     136,284        *           *
 Robert Smith(7)..........................     294,137      1.4         1.0
 Andreas Bechtolsheim(8)..................   3,084,401     14.8        10.8
 Roy E. Jewell(9).........................     514,284      2.5         1.8
 Rajesh Parekh(10)........................     790,986      3.8         2.8
 Mark W. Perry(11)........................   2,266,405     10.7         7.9
 S. Atiq Raza(12).........................     980,455      4.7         3.4
 All executive officers and directors as a
  group (17 persons)(13)..................  14,129,652     62.5%       46.7%

-----------------------
  *  Less than 1%

 (1) Includes:

   . 15,030 shares issuable under warrants exercisable within 60 days of September 30, 2001 held by New Enterprise Associates VII, L.P.;

   . 1,167,878 shares held by New Enterprise Associates VII, L.P.; . 751,535 shares held by New Enterprise Associates 9, L.P.;

   . 70,714 shares issuable under immediately exercisable options, of which 44,196 shares are vested; and


   . 261,248 shares held by New Enterprise Associates 9, L.P. assuming conversion of $1.9 million in principal amount and accrued interest at September 30, 2001 of our convertible subordinated promissory notes at an initial public offering price of $11.00 per share and a conversion price of $7.37 per share.


   The following natural persons exercise voting and/or dispositive powers for the shares held by New Enterprise Associates VII, L.P.: Nancy Dorman,
   C. Richard Kramlich, Thomas C. McConnell, Peter T. Morris, Charles W. Newhall III, John M. Nehra, Mark W. Perry, Peter J. Barris and Ronald H. Kase. The following natural persons exercise voting and/or dispositive powers for the shares held by New Enterprise Associates 9, L.P.: Nancy Dorman, C. Richard Kramlich, Thomas C. McConnell, Peter T. Morris, Charles
   W. Newhall III, John M. Nehra, Mark W. Perry, Peter J. Barris, Ronald H. Kase and Stewart Alsop.

 (2) Includes 1,319,993 shares held by Seligman New Technologies Fund II, Inc. assuming conversion of $9.7 million in principal amount and accrued interest as of September 30, 2001 of our convertible subordinated promissory notes at an initial public offering price of $11.00 per share and a conversion price of $7.37 per share.


 (3) Includes:


   . 6,291 shares issuable under warrants exercisable within 60 days of September 30, 2001;

   . 1,360,015 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr.
     Madhavan and his spouse, Geetha Madhavan, are trustees;
   . 75,000 shares held by the Rajeev Madhavan 2001 Grantor Retained Annuity
     Trust. Mr. Madhavan is the trustee;
   . 75,000 shares held by a trust formed for the benefit of Mr. Madhavan's spouse, the Geetha Madhavan 2001 Grantor Retained Annuity Trust. Ms. Madhavan is the trustee;

   . 7,232 shares which are subject to repurchase; and


   . 342,857 shares issuable under immediately exercisable options, of which 69,999 shares are vested.


 (4) Includes 124,284 shares issuable under immediately exercisable options, of which 64,284 shares are vested.


 (5) Includes 98,569 shares issuable under immediately exercisable options, of which 33,031 shares are vested.


 (6) Includes:


   . 23,214 shares which are subject to repurchase; and


   . 93,427 shares issuable under immediately exercisable options, of which 29,713 shares are vested.


 (7) Includes 46,429 shares which are subject to repurchase and 10,714 shares issuable pursuant to an immediately exercisable option, of which no shares are vested.


 (8) Includes:


   . 24,048 shares issuable under a warrant exercisable within 60 days of September 30, 2001; and


   . 19,285 shares issuable under immediately exercisable options, of which 12,053 shares are vested.


 (9) Includes 514,284 shares issuable under immediately exercisable options, none of which are vested.


 (10) Includes:


   . 15,588 shares issuable under warrants exercisable within 60 days of September 30, 2001 held by the Parekh Family Trust U/D/T Dated 10/14/1991, Redwood Ventures III, L.P., Redwood Management IV, L.P. and Rajdak Investments, LLC;

   . 15,030 shares held by Redwood Venture Management III, L.P.;
   . 135,275 shares held by Redwood Ventures III, L.P.;
   . 105,214 shares held by Redwood Ventures IV, L.P.;

   . 45,091 shares held by Redwood Management IV, L.P.;
   . 404,075 shares held by the Parekh Family Trust U/D/T Dated 10/14/1991.
     Mr. Parekh and his spouse, Daksha Parekh, are trustees; and

   . 4,018 shares held by Mr. Parekh which are subject to repurchase.


   Redwood Venture Partners, LLC is the general partner of Redwood Ventures III, L.P. and Redwood Management III, L.P. RCG Advisor, LLC is a general partner of Redwood Ventures IV, L.P. and Redwood Management IV, L.P. Rajesh Parekh is a managing member of Redwood Venture Partners, LLC, a managing director of RCG Advisor, LLC and is one of our directors. Mr. Parekh disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in entities affiliated with Redwood Venture Partners, LLC and RCG Advisor, Inc.


(11) Includes:


   . 15,030 shares issuable under warrants exercisable within 60 days of September 30, 2001;

   . 1,167,878 shares held by New Enterprise Associates VII, L.P.; . 751,535 shares held by New Enterprise Associates 9, L.P.;

   . 70,714 shares issuable under immediately exercisable options, of which 44,196 shares are vested; and


   . 261,248 shares held by New Enterprise Associates 9, L.P. assuming conversion of $1.9 million in principal amount and accrued interest as of September 30, 2001 of our subordinated convertible promissory notes at an initial public offering price of $11.00 per share and a conversion price of $7.37 per share.


   New Enterprise Associates is the general partner of New Enterprise Associates VII, L.P. and New Enterprise Associates 9, L.P. Mark W. Perry is a general partner of New Enterprise Associates and is one of our directors. Mr. Perry disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in entities affiliated with New Enterprise Associates.

(12) Includes:


   . 13,707 shares issuable under warrants exercisable within 60 days of September 30, 2001;


   . 4,286 shares held by Mr. Raza which are subject to repurchase;

   . 266,562 shares held by the Raza Venture Fund A, L.P.;
   . 536,787 held by N&A Raza Revocable Trust UA dated 3/22/97. Mr. Raza and his spouse, Noreen Tirmizi Raza, are trustees;
   . 4,427 shares held by Aezed S. Raza;
   . 4,427 shares held by S. Atiq Raza, as custodian for Nadia Raza;
   . 5,342 shares held by SAN Management II, LLC; and
   . 42,857 shares held by SAN Management, LLC.

   Raza Venture Management, LLC is the general partner of Raza Venture Fund A, L.P. S. Atiq Raza is a managing member of Raza Venture Management, LLC, SAN Management, LLC and SAN Management II, LLC, and is one of our directors. Mr. Raza disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in entities affiliated with Raza Venture Management, LLC, SAN Management, LLC and SAN Management II, LLC.

(13) Includes:


   . 74,664 shares issuable under warrants exercisable within 60 days of September 30, 2001;


   . 64,322 shares which are subject to repurchase;


   . 1,690,913 shares are issuable upon immediately exercisable options, of which 348,293 shares are vested; and


   . 261,248 shares held by New Enterprise Associates 9, L.P. assuming conversion of $1.9 million in principal amount and accrued interest as of September 30, 2001 of our subordinated convertible promissory notes at an initial public offering price of $11.00 per share and a conversion price of $7.37 per share.

                          DESCRIPTION OF CAPITAL STOCK

  The following information gives effect to the conversion of all outstanding preferred stock into common stock. When this offering is completed and after the conversion of all outstanding preferred stock into common stock and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 150,000,000 shares of common stock and 5,000,000 shares of preferred stock.

Common Stock

  As of September 30, 2001, there were 20,857,976 shares of common stock outstanding held by approximately 401 stockholders of record. The number of shares outstanding as of September 30, 2001 excludes the conversion of outstanding subordinated convertible promissory notes and warrants that will expire if not exercised before this offering is completed.


  Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to:

  Dividends. Holders of common stock are entitled to receive non-cumulative dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors may determine.

  Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and will not have cumulative voting rights unless Magma is subject to Section 2115 of the California Corporations Code.

  Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

  Preemptive Rights, Conversion and Redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

  Liquidation, Dissolution and Winding-up. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

Preferred Stock

  The board of directors is authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

  The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

  The issuance of preferred stock could delay, defer or prevent a change in control of Magma. We have no plans to issue any shares of preferred stock.

Warrants

  As of September 30, 2001, there were outstanding warrants to purchase a total of 257,239 shares of our capital stock:


  . 10,285 shares of common stock at an exercise price of $0.58 per share, which expire in August 2002;

  . 40,317 shares of series C preferred stock at an exercise price of $7.44 per share, which expire in April 2004;

  . 189,997 shares of series D preferred stock at an exercise price of $15.30 per share, of which warrants to purchase 1,314 shares have been exercised and warrants to purchase 188,683 shares will expire upon completion of this offering;

  . 5,636 shares of series D preferred stock at an exercise price of $15.30 per share, which expire upon the earlier of April 2007 or the closing of a merger or consolidation of Magma after which our stockholders hold less than 50% of the voting securities of the surviving entity; and



  . 13,966 shares of series F-2 preferred stock at an exercise price of $10.62 per share, of which 1,648 shares of have been exercised and warrants to purchase 12,318 shares expire upon completion of this offering.

Subordinated Convertible Promissory Notes

  In July and August 2001, we issued a total of approximately $25.0 million in principal amount of subordinated convertible promissory notes and related warrants. If outstanding, the subordinated convertible promissory notes and accrued interest will automatically convert into (a) shares of our common stock in connection with this offering at a discount to the offering price or (b) shares of our series D-1 preferred stock if we are acquired prior to the completion of this offering. The discount to the initial public offering price at which the subordinated convertible promissory notes and accrued interest will convert into shares of common stock increases on December 1, 2001 and February 1, 2002 if this offering has not been completed prior to those dates. A holder of a convertible promissory note may at any time convert such note into shares of our common stock. In connection with the purchase of the convertible promissory notes, each investor was issued warrants to purchase (a) shares of our common stock exercisable if we are acquired prior to the completion of this offering and (b) shares of our series C preferred stock exercisable in the event that this offering is delayed until after June 1, 2002.


Registration Rights

  When this offering is completed, the holders of 12,049,197 shares of common stock issuable upon conversion of our series B, C and D preferred stock and shares of common stock issued upon conversion of our Series A preferred stock and upon the exercise of warrants will have the right to cause us to register these shares under the Securities Act based on:


  . Demand Registration Rights. At the earlier of December 6, 2002 or six months after this offering, one or more holders of 40% of the common stock issued upon conversion of series C and D preferred stock may request that we register their shares.

  . Piggyback Registration Rights. The holders of registrable securities may request to have their shares registered anytime we file a registration statement to register any of our securities for our own account or for the account of others subject to a pro rata cutback to a minimum of 30% of any offering other than our initial public offering.

  . S-3 Registration Rights. The holders of registrable securities have the right to request registrations on Form S-3 if we are eligible to use Form S-3 and have not already registered shares twice on an S-3 registration within the past 12 months and if the total proceeds are at least $1,000,000.

  Registration of shares of common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the registration statement is declared effective. Magma will pay all registration expenses, other than underwriting discounts and commissions, related to any registration. The registration rights terminate five years after this offering is completed.

Delaware Anti-Takeover Law and Charter Provisions

 Delaware Takeover Statute

  We are governed by Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that the stockholder became an interested stockholder, unless:

  . before this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers or which can be issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or after this date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  In general, Section 203 defines an interested stockholder as any entity or person who, with affiliates and associates owns, or within three years, did own beneficially 15% or more of the outstanding voting stock of the corporation.
Section 203 defines business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

 Certificate of Incorporation and Bylaws

  Undesignated Preferred Stock. Under our certificate of incorporation, the board of directors has the power to authorize the issuance of up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of preferred stock may:

  . delay, defer or prevent a change in control;

  . discourage bids for the common stock at a premium over the market price of our common stock;

  . adversely affect the voting and other rights of the holders of our common stock; and

  . discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

  Advance Notice Provisions. Our bylaws establish advance notice procedures for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board.

  Special Meeting Requirements. Our bylaws provide that special meetings of stockholders be called by the chief executive officer or the board of directors.

  Cumulative Voting. Both our certificate of incorporation and our bylaws do not provide for cumulative voting in the election of directors.

  These provisions may only be amended by approval of the holders of at least 66- 2/3% of the outstanding common stock and may deter a hostile takeover or delay a change in control or management of Magma.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is Mellon Investor Services, L.L.C.

Nasdaq National Market Listing

  We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "LAVA."

                                RESCISSION OFFER

Reasons for the Offer

  Sales of some shares of our series E-3 preferred stock made between July 1999 and December 1999 under our 1999 employee stock purchase plan I were not exempt from registration or qualification under California state securities laws. These stock sales violated the registration requirements of California state securities laws because registration or qualification was not obtained. Although we were able to rely on the Rule 701 exemption under the federal securities law, we were unable to rely on the exemption provided by
Section 25102(o) of the California Corporation Code because the required filing under that section was not made.

Terms of the Offer

  We made a repurchase offer on June 8, 2001 to the holders of 54,570 shares of series E-3 preferred stock issued under our 1999 employee stock purchase plan
I. This offer was held open until July 9, 2001, 30 days after we made the offer to repurchase. These holders were able to accept our repurchase offer to repurchase the shares previously sold at the price per share paid for them, plus interest at a statutory rate of 7% per year from the date of purchase by the purchaser until the earlier of the date of acceptance of the rescission offer or July 9, 2001, by returning a stock certificate representing the shares to be repurchased and an election notice that we provided to the holders. If accepted, our repurchase offer could have required us to make total payments to the holders of these shares of up to approximately $419,558 plus statutory interest of 7% per year beginning in July 1999 and ending on the earlier to occur of the date of acceptance of the rescission offer or July 9, 2001. Although only six of these holders accepted the repurchase offer for an aggregate amount of $33,607.93, or 3,907 shares, we may continue to be liable under state securities laws for up to a total amount of approximately $389,495 plus statutory interest of 7% per year.


  We are not aware of any repurchase claims against us that have not been paid in connection with the repurchase offer.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Before this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale.

  Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the market price of our common stock to decline.

Sale of Restricted Shares

  Assuming this offering is completed on September 30, 2001, we will have a total of 28,496,382 shares of common stock outstanding, taking into account all of the assumptions listed on Page 5. The 4,000,000 shares offered by this prospectus will be freely tradable unless they are purchased by a person that directly or indirectly controls, is controlled by or is under common control with, us. These persons are considered to be affiliates of ours under Rule 144 of the Securities Act of 1933. Of the 24,496,382 shares currently outstanding, 23,073,961 shares are restricted, which means they were originally sold in offerings that were not registered under a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, including Rule 144.


  As a result of the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

  . beginning on the effective date of the offering, only the shares sold in this offering will be immediately available for sale in the public market;

  . 10,491,931 shares will be eligible for sale pursuant to Rule 144 upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus, of which 8,454,457 shares are held by affiliates;


  . 5,750,274 shares will be eligible for sale pursuant to Rule 144(k) upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus;


  . 3,278,488 shares will be eligible for sale pursuant to Rule 701 upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus; and


  . an additional 3,553,268 shares will be eligible for sale at various times 180 days after the effective date of the offering.


  Approximately 1,422,421 outstanding shares are unrestricted, meaning that they will be freely tradable upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus, unless they are held by affiliates.


Lock-Up Agreements

  The holders of 24,322,238 shares of common stock have agreed to a 180-day lock-up agreement with Credit Suisse First Boston. This generally means that they cannot sell these shares during the 180 days after the date of this prospectus without the consent of Credit Suisse First Boston Corporation. After the 180-day lock-up period, these shares may be sold under Rule 144. Credit Suisse First Boston Corporation may release some or all of these shares before the expiration of the lock-up period. Regardless of possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares under lock-up agreements will not be saleable until these agreements expire or are waived.

Rule 144

  Under Rule 144, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

  . 1% of the outstanding shares of our common stock at that time, which will equal approximately 284,964 shares upon completion of this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks before the date on which notice of sale is filed with the Securities and Exchange Commission.

  Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of public information about us.

Rule 144(k)

  A person who is not an affiliate of Magma at any time during the 90 days before a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701 and Options

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions of Rule 144. Any employee, officer or director or consultant who purchased his shares under a written compensatory plan or contract may rely on the resale provisions of Rule 701. Under Rule 701:

  . affiliates can sell Rule 701 shares without complying with the holding period requirements of Rule 144;

  . non-affiliates can sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144; and

  . Rule 701 shares must be held at least 90 days after the date of this prospectus before they can be resold.

  However, all shares issued by us under Rule 701 are subject to lock-up provisions and will only become eligible for sale 180 days after the date of this prospectus.

Registration

  After this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our 1997 and 1998 stock incentive plans, our 2001 stock incentive plan and our 2001 employee stock purchase plan. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market although sales of shares held by our affiliates will be limited by Rule 144 volume limitations. Based on the number of shares subject to outstanding options under our 1997 and 1998 stock incentive plans as of September 30, 2001 and the number of shares reserved for issuance under our 2001 stock incentive plan and 2001 employee stock purchase plan, this registration statement would cover approximately 6,644,920 shares.


  Also, holders of 12,049,197 shares of our series B, C and D preferred stock and shares of common stock issued upon conversion of our series A preferred stock and upon exercise of warrants have registration rights for the common stock issuable upon conversion of the preferred stock.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an underwriting
agreement dated           , 2001, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Robertson Stephens, Inc. and SG Cowen Securities Corporation are acting as representatives, the following respective numbers of shares of common stock:

                                                                      Number of
         Underwriter                                                   Shares
         -----------                                                 -----------
   Credit Suisse First Boston Corporation...........................
   Robertson Stephens, Inc. ........................................
   SG Cowen Securities Corporation..................................
                                                                     -----------
       Total........................................................   4,000,000
                                                                     ===========

  The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

  We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

  The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group
members at that price less a selling concession of $      per share. The
underwriters and selling group members may allow a discount of $ per share on sales to other broker dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker dealers.

  The following table summarizes the compensation and estimated expenses we will pay.

                                             Per Share                       Total
                                   ----------------------------- -----------------------------
                                      Without          With         Without          With
                                   Over-allotment Over-allotment Over-allotment Over-allotment
                                   -------------- -------------- -------------- --------------
   Underwriting Discounts and
    Commissions paid by us........  $              $              $              $
   Expenses payable by us.........  $              $              $              $

  The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

  We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in our case issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

  Our officers and directors and substantially all of our existing stockholders and option holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

  The underwriters have reserved for sale at the initial public offering price
up to         shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

  We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

  We have applied to list the shares of common stock on the Nasdaq National Market under the symbol "LAVA."

  Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price include the following:

  . the information included in this prospectus and otherwise available to the representatives;

  . market conditions for initial public offerings;

  . the history and the prospects for the industry in which we will compete;

  . the ability of our management;

  . the prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

  In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short positions. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

  The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

  By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  . where required by law, that the purchaser is purchasing as principal and not as agent; and

  . the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

  Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

  Selected legal matters with respect to the validity of the common stock offered by this prospectus are being passed upon for Magma by Pillsbury Winthrop LLP, Palo Alto, California. Entities in which attorneys and former attorneys of Pillsbury Winthrop LLP are members and some attorneys of Pillsbury Winthrop LLP beneficially own a total of 134,905 shares of our common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, a Professional Corporation.

                                    EXPERTS

  The consolidated financial statements of Magma Design Automation, Inc. and subsidiaries as of March 31, 2000 and 2001, and for each of the years in the three-year period ended March 31, 2001, included herein and in the registration statement, have been audited by KPMG LLP, as stated in their report included herein.

  The financial statements of Moscape, Inc. as of December 31, 1999 and for the years ended December 31, 1998 and 1999 (consolidated with Magma) not presented separately herein, have been audited by Deloitte & Touche LLP, as stated in their report included herein.

  Magma's consolidated financial statements are included herein in reliance upon the respective reports of such firms upon their authority as experts in accounting and auditing. The foregoing firms are independent certified public accountants.

                             CHANGE OF ACCOUNTANTS

  Effective in March 2000, KPMG LLP was engaged as our independent auditors and we dismissed PricewaterhouseCoopers LLP. The decision to change independent auditors was approved by our board of directors. In the period from April 1997 to March 1999, PricewaterhouseCoopers LLP issued no audit report that was qualified or modified as to uncertainty, audit scope or accounting principles. During the same period, PricewaterhouseCoopers LLP issued no adverse opinions or disclaimers of opinion on any of our financial statements, and there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. KPMG LLP has reported on the financial statements for the three years ended March 31, 2001 included in this prospectus. Prior to March 2000, we had not consulted with KPMG LLP on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock offered. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules which are part of the registration statement.

  For more information about Magma and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

  Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, as amended, and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the web site of the SEC.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
Independent Auditors' Report.............................................. F-2
Independent Auditors' Report.............................................. F-3
Consolidated Balance Sheets............................................... F-4
Consolidated Statements of Operations..................................... F-5
Consolidated Statements of Redeemable Convertible Preferred Stock and
 Stockholders' Equity (Deficit)........................................... F-6
Consolidated Statements of Cash Flows..................................... F-8
Notes to Consolidated Financial Statements................................ F-9

                       INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders of
Magma Design Automation, Inc.:

  We have audited the accompanying consolidated balance sheets of Magma Design Automation, Inc. and subsidiaries as of March 31, 2000 and 2001, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Moscape, Inc., which statements reflect total assets constituting 10 percent of the related consolidated totals as of March 31, 2000, and total revenues constituting 100 percent and 31 percent, respectively, of the related consolidated totals for the years ended March 31, 1999 and 2000. Those financial statements were audited by other auditors whose report has been furnished to us and is presented herein, and our opinion, insofar as it relates to the amounts included for Moscape, Inc., is based solely on the report of the other auditors.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Magma Design Automation, Inc. and subsidiaries as of March 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ KPMG LLP


Mountain View, California

July 16, 2001, except for the last paragraph of Note 4, which is as of


  September 26, 2001

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Moscape, Inc.:

  We have audited the balance sheet of Moscape, Inc. (the "Company") as of December 31, 1999 and the related statements of operations, stockholders deficit and cash flows for the years ended December 31, 1998 and 1999 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Jose, California
January 8, 2001

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)


                                          March 31,       September 30, 2001
                                      ------------------  --------------------
                                        2000      2001     Actual    Pro Forma
                                      --------  --------  ---------  ---------
                                                              (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents........... $ 30,409  $ 14,713  $  26,924  $  26,924
 Accounts receivable.................      532     2,548      7,346      7,346
 Prepaid expenses and other current
  assets.............................       99     2,417      3,115      3,115
                                      --------  --------  ---------  ---------
   Total current assets..............   31,040    19,678     37,385     37,385
Property and equipment, net..........    5,395     8,420      7,857      7,857
Other assets.........................      754     1,191      1,312      1,112
                                      --------  --------  ---------  ---------
   Total assets...................... $ 37,189  $ 29,289  $  46,554  $  46,354
                                      ========  ========  =========  =========
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
 Accounts payable.................... $    454  $  2,805  $   1,900  $   1,900
 Accrued expenses....................    7,280     6,937      7,334      7,334
 Deferred revenue, current...........    1,639     7,652     11,397     11,397
 Notes payable to bank, current
  portion............................      825     1,657      1,007      1,007
                                      --------  --------  ---------  ---------
   Total current liabilities.........   10,198    19,051     21,638     21,638
Subordinated convertible promissory
 notes...............................      --        --      23,574        --
Deferred revenue, non-current........    1,875       --         --         --
Notes payable to bank, non-current
 portion.............................      732        29          3          3
Other long-term liabilities..........      698       533        142        142
                                      --------  --------  ---------  ---------
   Total liabilities.................   13,503    19,613     45,357     21,783
                                      --------  --------  ---------  ---------
Redeemable convertible preferred
 stock...............................   62,252    88,570     88,966        --
                                      --------  --------  ---------  ---------
Commitments and contingencies

Stockholders' equity (deficit):
 Common stock, $0.0005 par value,
  $0.0001 on a pro forma basis:
  Authorized: 26,690,330 shares at
   March 31, 2000, 38,571,426 shares
   at March 31, 2001, 53,571,500
   shares at September 30, 2001, and
   150,000,000 shares on a pro forma
   basis
  Issued and outstanding: 6,936,368
   shares at March 31, 2000,
   11,052,182 shares at March 31,
   2001, 11,088,462 shares at
   September 30, 2001, and 24,295,381
   shares on a pro forma basis.......        4         6          6          2
Additional paid-in capital...........    8,942    20,613     26,280    152,421
Deferred stock-based compensation....   (2,948)   (7,753)    (9,541)    (9,541)
Notes receivable from stockholders...     (257)     (134)      (117)      (117)
Accumulated deficit..................  (44,307)  (91,626)  (104,397)  (118,194)
                                      --------  --------  ---------  ---------
   Total stockholders' equity
    (deficit)........................  (38,566)  (78,894)   (87,769)    24,571
                                      --------  --------  ---------  ---------
   Total liabilities and
    stockholders' equity (deficit)... $ 37,189  $ 29,289  $  46,554  $  46,354
                                      ========  ========  =========  =========


          See accompanying notes to consolidated financial statements.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)


                                                            Six Months Ended
                                 Years Ended March 31,        September 30,
                               ---------------------------  ------------------
                                1999      2000      2001      2000      2001
                               -------  --------  --------  --------  --------
                                                               (unaudited)
Revenue:
  Licenses...................  $   190  $  1,257  $ 11,270  $  2,856  $ 13,574
  Services...................       36       193       572       156     2,663
                               -------  --------  --------  --------  --------
    Total revenue............      226     1,450    11,842     3,012    16,237
Cost of revenue*.............       61     1,209     5,848     2,402     3,672
                               -------  --------  --------  --------  --------
Gross profit.................      165       241     5,994       610    12,565
                               -------  --------  --------  --------  --------
Operating expenses:
  Research and development*..    6,246    12,020    21,698    10,136     9,467
  Sales and marketing*.......    1,805    17,494    22,769    11,818    11,467
  General and
   administrative*...........    1,465     4,308     8,578     5,211     3,920
                               -------  --------  --------  --------  --------
    Total operating
     expenses................    9,516    33,822    53,045    27,165    24,854
                               -------  --------  --------  --------  --------
Operating loss...............   (9,351)  (33,581)  (47,051)  (26,555)  (12,289)
                               -------  --------  --------  --------  --------
Interest income (expense):
  Income.....................      126       772     1,392       711       220
  Expense....................      (52)     (172)     (232)     (114)     (612)
                               -------  --------  --------  --------  --------
    Interest income
     (expense), net..........       74       600     1,160       597      (392)
                               -------  --------  --------  --------  --------
Net loss before income
 taxes.......................   (9,277)  (32,981)  (45,891)  (25,958)  (12,681)
Income taxes.................      --        (69)     (138)     (136)      (90)
                               -------  --------  --------  --------  --------
Net loss.....................  $(9,277) $(33,050) $(46,029) $(26,094) $(12,771)
                               =======  ========  ========  ========  ========
Net loss per share--basic and
 diluted.....................  $ (7.13) $ (10.91) $  (5.95) $  (4.50) $  (1.23)
                               =======  ========  ========  ========  ========
Weighted average shares--
 basic and diluted...........    1,301     3,029     7,733     5,797    10,380
                               =======  ========  ========  ========  ========


*Amortization of stock-based
 compensation included in
 expense component:
  Cost of revenue............  $   --   $     21  $     86  $     35  $     15
  Research and development...    1,304     1,102     1,098       575       530
  Sales and marketing........      279       941     1,203       705       545
  General and
   administrative............      380       675     1,357       834     1,215
                               -------  --------  --------  --------  --------
                               $ 1,963  $  2,739  $  3,744  $  2,149  $  2,305
                               =======  ========  ========  ========  ========


          See accompanying notes to consolidated financial statements.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)
                       (in thousands, except share data)

                                                                  STOCKHOLDERS' EQUITY (DEFICIT)
                                         ----------------------------------------------------------------------------------
                          Redeemable
                         Convertible                                                    Notes                     Total
                       Preferred Stock      Common Stock     Additional   Deferred    receivable              stockholders'
                      ------------------ -------------------  paid-in   stock-based      from     Accumulated     equity
                        Shares   Amount    Shares     Amount  capital   compensation stockholders   deficit     (deficit)
                      ---------- ------- -----------  ------ ---------- ------------ ------------ ----------- -------------
 BALANCES AT MARCH
 31, 1998..........    4,314,720 $ 2,955   4,182,927   $ 2     $  82       $  --         $--       $ (1,980)     $(1,896)
 Issuance of common
 stock for cash....          --      --      608,570    --       142          --          --            --           142
 Issuance of Series
 B preferred stock
 for cash, net of
 $44 issuance
 cost..............    1,382,477   3,956         --     --       --           --          --            --           --
 Issuance of Series
 C preferred stock
 for cash, net of
 $67 issuance
 cost..............    1,572,897  11,638         --     --       --           --          --            --           --
 Issuance of Series
 E-1 preferred
 stock for cash....      319,332     186         --     --       --           --          --            --           --
 Issuance of Series
 E-2 preferred
 stock for cash....      391,340   1,133         --     --       --           --          --            --           --
 Issuance of
 Moscape Series B
 preferred stock
 for cash, net of
 $22 issuance
 cost..............      160,570   1,287         --     --       --           --          --            --           --
 Issuance of common
 stock upon
 exercise of stock
 options...........          --      --    1,564,371     1       373          --          (86)          --           288
 Repurchase of
 common stock......          --      --      (91,966)   --        (2)         --          --            --            (2)
 Deferred stock-
 based
 compensation......          --      --          --     --     4,020       (4,020)        --            --           --
 Amortization of
 stock-based
 compensation......          --      --          --     --       --         1,963         --            --         1,963
 Net loss..........          --      --          --     --       --           --          --         (9,277)      (9,277)
                      ---------- ------- -----------   ---     -----       ------        ----      --------      -------
 BALANCES AT MARCH
 31, 1999..........    8,141,336  21,155   6,263,902     3     4,615       (2,057)        (86)      (11,257)      (8,782)
 Issuance of Series
 C preferred stock
 for cash, net of
 $14 issuance
 cost..............      711,723   5,281         --     --       --           --          --            --           --
 Issuance of Series
 D preferred stock
 and warrants for
 cash, net of $50
 issuance cost.....    2,000,370  30,560         --     --       --           --          --            --           --
 Issuance of Series
 E-3 preferred
 stock for cash....       93,682     721         --     --       --           --          --            --           --
 Issuance of Series
 E-4 preferred
 stock for cash....       10,770     166         --     --       --           --          --            --           --
 Issuance of
 Moscape Series B
 preferred stock
 for cash..........       27,607     225         --     --       --           --          --            --           --
 Issuance of
 Moscape Series C
 preferred stock
 for cash, net of
 $22 issuance
 cost..............      392,958   4,144         --     --       --           --          --            --           --
 Issuance of common
 stock upon
 exercise of stock
 options...........          --      --      742,557     1       784          --         (161)          --           624
 Accrued interest
 on notes
 receivable from
 stockholders......          --      --          --     --       --           --          (10)          --           (10)
 Issuance of common
 stock to officer..          --      --      177,477    --       301         (301)        --            --           --
 Repurchase of
 common stock......          --      --     (247,568)   --       (87)         --          --            --           (87)
 Deferred stock-
 based
 compensation......          --      --          --     --     3,329       (3,329)        --            --           --
 Amortization of
 stock-based
 compensation......          --      --          --     --       --         2,739         --            --         2,739
 Net loss..........          --      --          --     --       --           --                    (33,050)     (33,050)
                      ---------- ------- -----------   ---     -----       ------        ----      --------      -------
 BALANCES AT MARCH
 31, 2000..........   11,378,446  62,252   6,936,368     4     8,942       (2,948)       (257)      (44,307)     (38,566)


          See accompanying notes to consolidated financial statements.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                AND STOCKHOLDERS' EQUITY (DEFICIT)--(Continued)
                        (in thousands, except share data)


                                                                     STOCKHOLDERS' EQUITY (DEFICIT)
                                            ---------------------------------------------------------------------------------
                   Redeemable Convertible                                                 Notes                     Total
                      Preferred Stock         Common Stock     Additional   Deferred    receivable              stockholders'
                   -------------------------------------------  paid-in   stock-based      from     Accumulated    equity
                      Shares      Amount      Shares    Amount  capital   compensation stockholders   deficit     (deficit)
                   ------------  ---------------------  ------ ---------- ------------ ------------ ----------- -------------
BALANCES AT MARCH
31, 2000
(CONTINUED)......    11,378,446  $  62,252   6,936,368   $ 4    $  8,942    $(2,948)      $(257)     $ (44,307)   $(38,566)
 Issuance of
 common stock
 upon exercise of
 stock options...           --         --      169,753    --         309        --          (18)           --          291
 Issuance of
 Series D
 preferred stock
 warrants in
 connection with
 debt financing..           --          48         --     --         --         --          --             --          --
 Exercise of
 warrants to
 purchase Moscape
 Series C
 preferred
 stock...........           471          5         --     --         --         --          --             --          --
 Exercise of
 warrants to
 purchase Series
 D preferred
 stock...........         1,143         17         --     --         --         --          --             --          --
 Exercise of
 warrants to
 purchase Series
 F-2 preferred
 stock...........           706          8         --     --         --         --          --             --          --
 Conversion of
 Series A
 preferred
 stock...........    (3,685,708)    (2,136)  3,685,708     2       2,134        --          --             --        2,136
 Conversion of
 Moscape Series A
 preferred
 stock...........      (412,672)      (693)    412,672    --         693        --          --             --          693
 Issuance of
 Series D
 preferred stock
 for cash, net of
 $57 issuance
 cost............     1,878,303     28,685         --     --         --         --          --             --          --
 Issuance of
 Series E-4
 preferred stock
 for cash........        25,016        384         --     --         --         --          --             --          --
 Repurchase of
 common stock....           --         --     (172,489)   --        (144)       --           95            --          (49)
 Accrued interest
 on notes
 receivable from
 stockholders....           --         --          --     --         --         --          (12)           --          (12)
 Repayment of
 note receivable
 from
 stockholders....           --         --          --     --         --         --           54            --           54
 Deferred stock-
 based
 compensation....           --         --          --     --       8,660     (8,660)        --             --          --
 Amortization of
 stock-based
 compensation....           --         --          --     --         --       3,744         --             --        3,744
 Adjustment to
 conform year-end
 of pooled
 company.........           --         --       20,170    --          19        111           4         (1,290)     (1,156)
 Net loss........           --         --          --     --         --         --          --         (46,029)    (46,029)
                   ------------  ---------  ----------   ---    --------    -------       -----      ---------    --------
BALANCES AT MARCH
31, 2001.........     9,185,705     88,570  11,052,182     6      20,613     (7,753)       (134)       (91,626)    (78,894)
 Issuance of
 common stock
 upon exercise of
 stock options
 (unaudited).....           --         --       82,986    --          88        --          --             --           88
 Exercise of
 warrants to
 purchase Series
 F-2 preferred
 stock
 (unaudited).....           471          5         --     --         --         --          --             --          --
 Redemption of
 Series E-3
 preferred stock
 (unaudited).....        (3,907)       (30)        --     --         --         --          --             --          --
 Repurchase of
 common stock
 (unaudited).....           --         --      (46,706)   --         (29)       --            8            --          (21)
 Repayment of
 note receivable
 from stockholder
 (unaudited).....           --         --          --     --         --         --           13            --           13
 Accrued interest
 on notes
 receivable from
 stockholders
 (unaudited).....           --         --          --     --         --         --           (4)           --           (4)
 Issuance of
 warrants with
 subordinated
 convertible
 promissory notes
 (unaudited).....           --         421         --     --       1,515        --          --             --        1,515
 Deferred stock-
 based
 compensation
 (unaudited).....           --         --          --     --       4,093     (4,093)        --             --          --
 Amortization of
 stock-based
 compensation
 (unaudited).....           --         --          --     --         --       2,305         --             --        2,305
 Net loss
 (unaudited).....           --         --          --     --         --         --          --         (12,771)    (12,771)
                   ------------  ---------  ----------   ---    --------    -------       -----      ---------    --------
BALANCES AT
SEPTEMBER 30,
2001
(UNAUDITED)......     9,182,269     88,966  11,088,462     6      26,280     (9,541)       (117)      (104,397)    (87,769)
 Assumed
 conversion of
 redeemable
 convertible
 preferred stock
 and subordinated
 convertible
 promissory notes
 (unaudited).....    (9,182,269)   (88,966) 13,206,919    (4)    126,141        --          --         (13,797)    112,340
                   ------------  ---------  ----------   ---    --------    -------       -----      ---------    --------
 Pro forma
 balances at
 September 30,
 2001
 (unaudited).....           --   $     --   24,295,381   $ 2    $152,421    $(9,541)      $(117)     $(118,194)   $ 24,571
                   ============  =========  ==========   ===    ========    =======       =====      =========    ========


          See accompanying notes to consolidated financial statements.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                             Six Months Ended
                                  Years Ended March 31,        September 30,
                                ---------------------------  ------------------
                                 1999      2000      2001      2000      2001
                                -------  --------  --------  --------  --------
                                                                (unaudited)
Cash flows from operating
 activities:
 Net loss.....................  $(9,277) $(33,050) $(46,029) $(26,094) $(12,771)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
 Depreciation and
  amortization................      203     1,223     3,452     1,419     2,219
 Provision for doubtful
  accounts....................      --         25       (25)      (25)      --
 Amortization of debt discount
  and issuance costs..........      --        --        --        --        195
 Accrued interest on
  subordinated convertible
  promissory notes............      --        --        --        --        334
 Accrued interest on notes
  receivable from
  stockholders................      --        (10)      (12)       (7)       (4)
 Loss on sale of property and
  equipment...................      --        --         42       --        --
 Amortization of stock-based
  compensation................    1,963     2,739     3,744     2,149     2,305
 Changes in operating assets
  and liabilities:
 Accounts receivable..........      --       (557)   (1,917)      508    (4,798)
 Prepaid expenses and other
  current assets..............     (230)      170    (2,296)   (1,374)     (698)
 Accounts payable.............      342       (66)    2,327     3,036      (905)
 Accrued expenses.............      412     6,566      (434)   (1,921)      397
 Deferred revenue.............       60     3,454     3,738       819     3,745
 Other long-term
  liabilities.................      --        123      (214)      (74)       11
                                -------  --------  --------  --------  --------
   Net cash used in operating
    activities................   (6,527)  (19,383)  (37,624)  (21,564)   (9,970)
                                -------  --------  --------  --------  --------
Cash flows from investing
 activities:
 Purchase of property and
  equipment...................   (1,589)   (5,018)   (6,454)   (3,662)   (1,656)
 Proceeds from sale of
  property and equipment......      --        --         20       --        --
 Other assets.................     (552)     (202)     (446)     (285)       79
                                -------  --------  --------  --------  --------
   Net cash used in investing
    activities................   (2,141)   (5,220)   (6,880)   (3.947)   (1,577)
                                -------  --------  --------  --------  --------
Cash flows from financing
 activities:
 Proceeds from issuance of
  notes payable to bank.......    1,377       729     1,500     1,500       --
 Proceeds from issuance of
  redeemable convertible
  preferred stock and exercise
  of warrants.................   18,200    41,097    29,099    29,091         5
 Proceeds from issuance of
  subordinated notes and
  warrants....................      --        --        --        --     24,781
 Proceeds from issuance of
  common stock................      430       624       291       127        88
 Proceeds from sale of
  subsidiary stock............      --        483       --        --         --
 Repurchase of subsidiary
  stock.......................      --        --        --        --       (402)
 Proceeds from repayment of
  note receivable from
  stockholders................      --        --         54        54        13
 Repurchase of common stock...       (2)      (87)      (49)      (21)      (21)
 Redemption of preferred
  stock.......................      --        --        --        --        (30)
 Repayment of notes payable to
  bank........................      (49)     (604)   (1,347)     (574)     (676)
                                -------  --------  --------  --------  --------
   Net cash provided by
    financing activities......   19,956    42,242    29,548    30,177    23,758
                                -------  --------  --------  --------  --------
Increase (decrease) in cash
 and cash equivalents.........   11,288    17,639   (14,956)    4,666    12,211
Adjustment to conform year end
 of pooled company............      --        --       (740)     (740)      --
Cash and cash equivalents at
 beginning of period..........    1,482    12,770    30,409    30,409    14,713
                                -------  --------  --------  --------  --------
Cash and cash equivalents at
 end of period................  $12,770  $ 30,409  $ 14,713  $ 34,335  $ 26,924
                                =======  ========  ========  ========  ========
Supplemental disclosure:
 Non-cash investing and
  financing activities:
 Issuance of common stock on
  exercise of stock options
  for notes receivable from
  stockholders................  $    86  $    161  $     18  $    --   $    --
                                =======  ========  ========  ========  ========
 Issuance of redeemable
  convertible preferred stock
  warrants in connection with
  debt financing..............  $   --   $    --   $     48  $     48  $    --
                                =======  ========  ========  ========  ========
 Conversion of Series A
  redeemable convertible
  preferred stock for common
  stock.......................  $   --   $    --   $  2,136  $    --   $    --
                                =======  ========  ========  ========  ========
 Conversion of Moscape Series
  A convertible redeemable
  preferred stock for common
  stock.......................  $   --   $    --   $    693  $    --   $    --
                                =======  ========  ========  ========  ========
 Deferred stock-based
  compensation................  $ 4,020  $  3,630  $  8,660  $  4,571  $  4,093
                                =======  ========  ========  ========  ========
 Acquisition of equipment
  under capital lease.........  $   --   $    103  $     13  $    --   $    --
                                =======  ========  ========  ========  ========
 Cash paid for:
 Interest.....................  $    40  $    147  $    232  $    114  $    128
                                =======  ========  ========  ========  ========
 Taxes........................  $     3  $     74  $    138  $    136  $     90
                                =======  ========  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)


Note 1. The Company and Summary of Significant Accounting Policies

  Magma Design Automation, Inc. (the "Company" or "Magma"), a Delaware corporation, was incorporated on April 1, 1997. The Company provides design and implementation software that enables chip designers to reduce the time it takes to design and produce complex integrated circuits used in the communications, computing, consumer electronics, networking and semiconductor industries. The Company's Blast Fusion and Blast Chip products utilized a new methodology for complex, deep submicron chip design that combines traditionally separate logical design and physical design processes into an integrated design flow. The Company's integrated design flow significantly reduces timing closure iterations, which accelerates product introduction for its customers. The Company has licensed its flagship product, Blast Fusion, to major semiconductor companies and electronic products manufacturers, such as Fujitsu, Infineon, and Texas Instruments, its largest customers for fiscal 2001 in Asia, Europe, and the United States, respectively. For the first two years of operation the Company was primarily involved in developing its technology, recruiting personnel and raising capital and was considered to be in the development stage. With the successful completion of product development and the execution of significant revenue generating contracts during the last quarter of fiscal 2000, the Company was no longer considered in the development stage.

  On August 9, 2000 the Company merged with Moscape, Inc. ("Moscape"). Moscape develops technologies and products used for the analysis and repair of signal and electrical problems in deep submicron silicon. Under the terms of the agreement, the Company issued approximately 1,049,544 shares of its common stock, 278,201 options to purchase its common stock, 581,606 shares of its redeemable convertible preferred stock and 20,739 warrants to purchase its redeemable convertible preferred stock in exchange for all the outstanding shares of, and options and warrants to purchase, common stock and redeemable convertible preferred stock of Moscape. The transaction has been accounted for as a pooling of interests.

  All share and per share amounts in the consolidated financial statements reflect exchange ratios based on the number of Moscape shares, options and warrants outstanding as of August 9, 2000, the effective date of the merger. The exchange ratios used in converting Moscape outstanding equity interests were based on the relative fair values of the specific outstanding equity interests and are as follows:

   Common stock and common stock options.............................. .343895
   Series B redeemable convertible preferred stock and related warrants.......................................................... .465340
   Series C redeemable convertible preferred stock and related warrants.......................................................... .357833

 Principles of consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  Prior to the combination, Moscape's fiscal year ended December 31. In recording the pooling-of-interests combination, Moscape's financial statements for the years ended December 31, 1997, 1998, and 1999 were combined with Magma's financial statements for the years ended March 31, 1998, 1999, and 2000, respectively. The operating results of Moscape for the three months ended March 31, 2000 (revenue and net loss of $293,000 and $1,290,000, respectively) are excluded from the consolidated statements of operations for the years ended March 31, 2000 and 2001. An adjustment has been made to stockholders' deficit as of August 9, 2000 to reflect the results of operations of Moscape for the three months ended March 31, 2000. There were no intercompany transactions prior to the effective date of the merger.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



  The results of operations of the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below. Revenues and net loss for Moscape subsequent to August 9, 2000 are included with Magma's financial results (in thousands).


                                                                   Six Months
                                                                 Ended September
                                          Years Ended March 31,        30,
                                          ---------------------- ---------------
                                           1999   2000    2001    2000    2001
                                          ------ ------- ------- ------- -------
   Revenues:
     Magma............................... $  --  $ 1,000 $11,752 $ 2,922 $16,237
     Moscape.............................    226     450      90      90     --
                                          ------ ------- ------- ------- -------
       Combined.......................... $  226 $ 1,450 $11,842 $ 3,012 $16,237
                                          ====== ======= ======= ======= =======

   Net loss:
     Magma............................... $8,511 $30,228 $43,058 $23,123 $12,771
     Moscape.............................    766   2,822   2,971   2,971     --
                                          ------ ------- ------- ------- -------
       Combined.......................... $9,277 $33,050 $46,029 $26,094 $12,771
                                          ====== ======= ======= ======= =======


 Unaudited interim financial statements

  The accompanying consolidated financial statements as of September 30, 2001 for the six month periods ended September 30, 2000 and 2001 are unaudited but include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its consolidated financial position, results of operations and cash flows for the interim periods presented.


 Proposed initial public offering and pro forma information

  In August 2000, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") to sell shares of its common stock in connection with a proposed initial public offering ("IPO"). In August 2001, the Board of Directors and the Company's stockholders also approved, subject to the completion of an IPO, an amendment to the Company's certificate of incorporation which will set the authorized number of shares of common stock at 150 million and the authorized number of shares of preferred stock at 5 million. The authorized preferred stock may be issued in one or more series and with the rights, preferences and privileges as set forth in resolutions adopted by the Board of Directors.






  The unaudited pro forma balance sheet as of September 30, 2001 reflects (1) the assumed automatic conversion of the redeemable convertible preferred stock into 9,769,519 shares of common stock (2) the conversion of subordinated convertible promissory notes and related interest into 3,437,405 shares of common stock, (3) the amortization of the $1,960,000 balance of debt discount and issuance costs related to such promissory notes at September 30, 2001, (4) the recognition of $11,837,000 interest expense related to a beneficial conversion feature of the subordinated convertible promissory notes upon the closing of the Company's planned IPO as if the closing had occurred on September 30, 2001, and (5) the change in par value of common stock from $0.0005 per share to $0.0001 per share. Costs directly attributable to the proposed initial public offering of $1,249,000 and $2,428,000 are included in prepaid expenses and other current assets in the consolidated balance sheets as of March 31, and September 30, 2001, respectively.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



 Use of estimates

  Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management periodically evaluates such estimates and assumptions for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Actual results could differ from those estimates.


 Revenue recognition

  The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as modified by SOP 98-9. SOP 97-2, as modified, generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, postcontract customer support ("PCS"), installation, training, etc. to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If evidence of fair value does not exist for all elements of a license agreement and PCS is the only undelivered element, then all revenue for the license agreement is recognized ratably over the term of the agreement. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is recognized as revenue. Revenue from licenses that include a right to specified upgrades is deferred until the upgrades are delivered.



  Through June 30, 2001, the Company licensed its Blast Fusion and Blast Chip products under time-based licenses. Starting in the quarter ended September 30, 2001, the Company began offering perpetual licenses on these products. The CircuitScope and GateScope products are primarily perpetual licenses.


  For Blast Fusion and Blast Chip software products, the Company's standard license agreement includes PCS for a specified period of time. Through June 30, 2001 the Company bundled PCS into its agreements for the entire license term; therefore, vendor specific objective evidence did not exist for each element of the arrangement. Accordingly, revenue from all license agreements entered into through June 30, 2001, has been recognized ratably over the contract term after delivery of the product to the customer, provided that there are no uncertainties surrounding the product acceptance, fees are fixed and determinable, collectibility is probable, and the Company has no remaining obligations other than the delivery of PCS. If an arrangement involves extended payment terms, revenue is recognized to the extent of the lesser of the portion of the fee presently due and payable or the ratable portion of the entire fee. Payments received from customers in advance of revenue being recognized are presented as deferred revenue in the accompanying consolidated balance sheets.


  Beginning in the quarter ended September 30, 2001, for Blast Fusion and Blast Chip software products, the Company began offering time-based and perpetual licenses with PCS bundled for the first year of the license term. Thereafter, PCS can be renewed annually for an additional fee stated in the agreement. The Company uses the PCS renewal rate as evidence of fair value of PCS; therefore, where the only undelivered element is PCS, license revenue from these contracts is recognized using the residual method. Under the residual method, the fair value of PCS is recognized over the PCS term and the remaining portion of the arrangement fee is recognized after the execution of a license agreement and the delivery of the product to the

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)


customer, provided that there are no uncertainties surrounding the product acceptance, fees are fixed and determinable, collectibility is probable, and the Company has no remaining obligations other than the delivery of PCS. If an agreement involves extended payment terms, revenue recognized on the residual method is limited to amounts due and payable.




  License revenue is comprised of software licenses and PCS where the Company does not have vendor specific evidence of fair value of PCS. Service revenue is comprised of PCS on licenses where the Company has vendor specific evidence of fair value of PCS, and consulting and training on all products. The Company has vendor specific objective evidence of fair value for consulting and training services. Therefore, revenue from such services is recognized when delivered.

  The Company provides its customers a product warranty for a 90-day period. Such warranties are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies". Estimated warranty obligations are provided by charges to operations in the period in which the related revenue is recognized. To date the Company has not incurred any costs related to warranty obligations.

  The Company recognizes sales commission expense as it is earned by employees. During the years ended March 31, 1999, 2000 and 2001, sales commission was earned when a customer signed the license agreement. Beginning in fiscal year 2002, a portion of the commission is earned upon the signing of the license agreement by the customer and the remaining portion is earned as cash payments are received over the term of the license.


 Capitalized software

  Costs incurred in connection with the development of software products are accounted for in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed". Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company's software has been available for general release concurrent with the establishment of technological feasibility, and accordingly no costs have been capitalized to date.

  Software included in property and equipment includes amounts paid for purchased software and customization services for software used internally which has been capitalized in accordance with SOP 98-1, "Accounting for Costs of Computer Software for Internal Use".

 Foreign currency

  The financial statements of foreign subsidiaries are measured using the local currency of the subsidiary as the functional currency. Accordingly, assets and liabilities of the subsidiaries are translated at current rates of exchange at the balance sheet date, and all revenue and expense items are translated using weighted-average exchange rates. The resultant gains or losses from translation at March 31, 2000 and 2001 and September 30, 2001 were not significant.


  At March 31, 2000 and 2001 and September 30, 2001 the Company did not hold any foreign currency derivative instruments.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



 Cash equivalents

  The Company considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents. At March 31, 2000 and 2001 and September 30, 2001 cash equivalents consisted primarily of commercial paper and money market funds.


 Concentration of credit risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company's cash equivalents generally consist of commercial paper and money market funds with high quality financial institutions. Accounts receivable are typically unsecured and are derived from product sales. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. To date the Company has not experienced any credit losses.

 Property and equipment

  Property and equipment are recorded at cost. Equipment under capital lease is stated at the present value of the minimum lease payments. Depreciation of property and equipment is based on the straight-line method over the estimated useful lives of the related assets, generally three to five years. Equipment under capital lease and leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

 Impairment of long-lived assets

  In accordance with the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS 121, an impairment loss would be recognized for assets to be held and used when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There have been no impairment losses through September 30, 2001.


 Income taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



 Restricted Cash

  Included in other non-current assets on the consolidated balance sheets at March 31, 1999 and 2000 is $447,000 of restricted cash to support two letters of credit provided as security deposits on the Company's leased facilities. At March 31, 2001, restricted cash increased to $564,000 to support an additional letter of credit as a security deposit on a new leased facility. The deposits are required for the three-year and five-year terms of the leases.

 Stock-based compensation

  The Company accounts for its stock-based compensation arrangements for employees using the intrinsic-value method pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), FASB Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB 25" and EITF Issue No. 00-23 "Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25". Accordingly, compensation expense is recorded for fixed plan stock options on the date of grant when the fair value of the underlying common stock exceeds the exercise price. Options and warrants granted to consultants and other non-employees are accounted for at fair value pursuant to SFAS 123, "Accounting for Stock-Based Compensation", and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services". The Company discloses the pro forma effects of using the fair value method of accounting for stock-based compensation arrangements in accordance with SFAS 123.

 Fair value of financial instruments

  The carrying amounts of the Company's cash equivalents, accounts receivable, and accounts payable approximate fair value due to the relatively short maturity of these instruments. The carrying amounts of the Company's notes payable to bank approximate fair value due to their variable interest rate terms or relatively short maturities.

 Recently issued accounting pronouncements

  In June 1998 the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Accounting for changes in the values of those derivatives depends on the intended use of the derivatives and whether they qualify for hedge accounting. SFAS 133, as amended by SFAS 137 and SFAS 138, was adopted as of April 1, 2001. Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of the new standard did not affect the Company's consolidated financial statements.


  In December 1999 the SEC published Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements and provides interpretations regarding the application of generally accepted accounting principles to revenue recognition where there is an

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)


absence of authoritative literature addressing a specific arrangement or a specific industry. The guidance set forth by SAB 101 has been adopted for all periods presented.

  In July 2001, the FASB issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted SFAS 141 upon issuance and SFAS 142 effective April 1, 2001. The adoption of SFAS 141 and 142 did not affect the Company's consolidated financial statements.




  In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS 121, it retains many of the fundamental provisions of SFAS 121. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company believes the adoption of SFAS 144 will not have a significant effect on its consolidated financial statements.




Note 2. Basic and Diluted Net Loss Per Share


  The Company computes net loss per share in accordance with SFAS 128, "Earnings per Share". Basic net loss per share is computed by dividing net loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted net loss per share gives effect to all dilutive potential common shares outstanding during the period including stock options and warrants using the treasury stock method and redeemable convertible preferred stock using the as-if-converted method. The diluted net loss per share is the same as the basic net loss per share for all periods presented because potential common shares, composed of common stock subject to repurchase, common stock issuable upon exercise of stock options and warrants and upon conversion of redeemable convertible preferred stock, are not considered when their effect is antidilutive.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six month periods ended


                 September 30, 2000 and 2001 is unaudited)


  The following potential common shares have been excluded from the computation of diluted net loss per share for the years ended March 31, 1999, 2000, and 2001 and the six months ended September 30, 2000 and 2001 because their effect would have been antidilutive:



                                                             Six Months Ended
                                 Years Ended March 31,         September 30,
                             ------------------------------ -------------------
                               1999       2000      2001      2000      2001
                             --------- ---------- --------- --------- ---------
Shares issuable under stock
 options...................    930,190  1,477,974 3,899,077 2,718,256 4,644,920
Shares of common stock
 issued pursuant to stock
 option plans and subject
 to repurchase.............  2,162,960  1,784,822   664,633 1,071,544   325,324
Shares of common stock
 purchased by founders and
 subject to repurchase.....  2,011,405  1,176,732   335,178   738,752   171,607
Shares of redeemable
 convertible preferred
 stock on an as-if-
 converted basis...........  8,141,336 11,378,446 9,185,705 9,184,999 9,769,514
Shares issuable pursuant to
 warrants to purchase
 redeemable convertible
 preferred stock...........     17,529    241,937   239,617   240,323   257,239


  The weighted-average exercise price of stock options outstanding as of March 31, 1999, 2000, and 2001 and September 30, 2000 and 2001 was $0.349, $2.206,
$8.271, $7.003, and $7.587, respectively. The weighted average repurchase price of common stock issued pursuant to stock option plans outstanding as of March 31, 1999, 2000, and 2001 and September 30, 2000 and 2001 was $0.179, $0.653,
$0.432, $0.552, and $0.513, respectively. The weighted average repurchase price of founders common stock outstanding as of March 31, 1999, 2000, and 2001 and September 30, 2000 and 2001 was $.00117 for all periods. The weighted average exercise price of redeemable convertible preferred stock warrants outstanding as of March 31, 1999, 2000, and 2001 and September 30, 2000 and 2001was $7.749,
$13.131, $13.177, $12.574, and $13.184, respectively.


  Pro forma basic and diluted loss per share as indicated below have been calculated assuming the automatic conversion of the shares of redeemable convertible preferred stock and subordinated convertible promissory notes and related accrued interest into common stock upon the closing of the Company's planned initial public offering as if the shares and notes had been converted immediately upon their issuance (shares in thousands):



                                                                Six Months Ended
                                                   Year Ended    September 30,
                                                 March 31, 2001       2001
                                                 -------------- ----------------
   Pro forma net loss per share--basic and
    diluted....................................      $(2.61)         $(0.61)
                                                     ======          ======
   Weighted average shares--basic and diluted..       7,733          10,380
   Average shares outstanding--assuming
    conversion of redeemable convertible
    preferred stock............................       9,913          10,568
                                                     ------          ------
   Pro forma weighted average shares--basic and
    diluted....................................      17,646          20,948
                                                     ======          ======

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

  (Information as of September, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



Note 3. Balance Sheet Components

  Significant components of certain balance sheet items are as follows (in thousands):


                                                    March 31,      September 30,
                                                 ----------------  -------------
                                                  2000     2001        2001
                                                 -------  -------  -------------
   Property and equipment:
     Computer equipment......................... $ 5,814  $10,671     $11,937
     Software...................................     463    1,074       1,385
     Furniture and fixtures.....................     454    1,076       1,075
     Leasehold improvements.....................     113      330         362
                                                 -------  -------     -------
                                                   6,844   13,151      14,759
     Accumulated depreciation...................  (1,449)  (4,731)     (6,902)
                                                 -------  -------     -------
                                                 $ 5,395  $ 8,420     $ 7,857
                                                 =======  =======     =======
   Accrued expenses:
     Sales commissions.......................... $ 4,698  $ 2,712     $ 3,324
     Bonuses....................................   1,228    1,947       1,574
     Other payroll and related accruals.........     736    1,584       1,722
     Accrued professional fees..................     220      461         574
     Other......................................     398      233         140
                                                 -------  -------     -------
                                                 $ 7,280  $ 6,937     $ 7,334
                                                 =======  =======     =======


Note 4. Redeemable Convertible Preferred Stock

  The redeemable convertible preferred stock at March 31, 2000 consists of the following (in thousands except share data):

                                                Number of
                                    Number of    Shares    Dividend Liquidation    Total
                              Par     Shares   Issued and    Per     Value Per  Liquidation
                             Value  Authorized Outstanding  Share      Share       Value
                            ------- ---------- ----------- -------- ----------- -----------
     Series A.............. $0.0005  3,696,000  3,685,708   $0.047    $ 0.583     $ 2,149
     Series B.............. $0.0005  1,382,477  1,382,477   $0.233    $ 2.893       3,999
     Series C.............. $0.0005  2,327,140  2,284,620   $0.595    $ 7.441      17,000
     Series D.............. $0.0005  2,228,569  2,000,370   $1.213    $15.302      30,610
     Series E-1............ $0.0005    535,713    535,672   $0.047    $ 0.583         312
     Series E-2............ $0.0005    399,105    391,340   $0.233    $ 2.893       1,132
     Series E-3............ $0.0005    171,428     93,682   $0.616    $ 7.688         720
     Series E-4............ $0.0005     42,857     10,770   $1.213    $15.302         165
     Undesignated.......... $0.0005    316,699        --    $  --     $   --          --
   Moscape
     Series A.............. $ 0.003    412,672    412,672   $0.135    $ 1.696         700
     Series B.............. $ 0.002    191,857    188,177   $0.651    $ 8.148       1,533
     Series C.............. $ 0.003    407,162    392,958   $0.847    $10.596       4,164
                                    ---------- ----------                         -------
                                    12,111,679 11,378,446                         $62,484
                                    ========== ==========                         =======

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



  The redeemable convertible preferred stock at March 31, 2001 consists of the following (in thousands except share data):

                                                Number of
                                    Number of    Shares    Dividend Liquidation    Total
                              Par     Shares   Issued and    Per     Value Per  Liquidation
                             Value  Authorized Outstanding  Share      Share       Value
                            ------- ---------- ----------- -------- ----------- -----------
    Series A............... $0.0005  3,696,000        --    $0.047    $ 0.583     $   --
    Series B............... $0.0005  1,382,477  1,382,477   $0.233    $ 2.893       3,999
    Series C............... $0.0005  2,327,140  2,284,620   $0.595    $ 7.441      17,000
    Series D............... $0.0005  4,256,844  3,879,816   $1.213    $15.302      59,369
    Series E-1............. $0.0005    535,713    535,672   $0.047    $ 0.583         312
    Series E-2............. $0.0005    399,105    391,340   $0.233    $ 2.893       1,132
    Series E-3............. $0.0005     95,142     93,682   $0.616    $ 7.688         720
    Series E-4............. $0.0005     42,857     35,786   $1.213    $15.302         548
    Series F-1............. $0.0005    199,285    188,177   $0.651    $ 8.148       1,533
    Series F-2............. $0.0005    409,281    394,135   $0.847    $10.596       4,177
    Undesignated........... $0.0005  1,656,156        --    $  --     $   --          --
                                    ----------  ---------                         -------
                                    15,000,000  9,185,705                         $88,790
                                    ==========  =========                         =======

  The redeemable convertible preferred stock at September 30, 2001 consists of the following (in thousands except share data):



                                                Number of
                                    Number of    Shares    Dividend Liquidation    Total
                              Par     Shares   Issued and    Per     Value Per  Liquidation
                             Value  Authorized Outstanding  Share      Share       Value
                            ------- ---------- ----------- -------- ----------- -----------
    Series B............... $0.0005  1,382,500  1,382,477   $0.233   $   2.893    $ 3,999
    Series C............... $0.0005  4,470,100  2,284,620   $0.595   $   7.441     17,000
    Series D............... $0.0005  4,256,900  3,879,816   $1.213   $  15.302     59,369
    Series D-1............. $0.0005     13,000        --    $  --    $2,333.33        --
    Series E-1............. $0.0005    535,800    535,672   $0.047   $   0.583        312
    Series E-2............. $0.0005    391,450    391,340   $0.233   $   2.893      1,132
    Series E-3............. $0.0005     95,200     89,775   $0.616   $   7.688        690
    Series E-4............. $0.0005     42,950     35,786   $1.213   $  15.302        548
    Series F-1............. $0.0005    199,300    188,177   $0.651   $   8.148      1,533
    Series F-2............. $0.0005    409,300    394,606   $0.847   $  10.596      4,182
    Undesignated........... $0.0005  5,346,500        --    $  --    $     --         --
                                    ----------  ---------                         -------
                                    17,143,000  9,182,269                         $88,765
                                    ==========  =========                         =======


   The Moscape Series A redeemable convertible preferred stock was converted into 412,672 shares of Moscape common stock prior to the merger with the Company in August 2000. Pursuant to the merger agreement with Moscape, on August 9, 2000, the Moscape Series B redeemable convertible preferred stock was exchanged for 188,177 shares of Series F-1 redeemable convertible preferred stock, and the Moscape Series C redeemable convertible preferred stock was exchanged for 393,429 shares of Series F-2 redeemable convertible preferred stock.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)


  The rights, preferences and privileges of the preferred stockholders are as follows:

 Dividends

  The holders of redeemable convertible preferred stock are entitled to receive annual dividends per share at the rates stated above. Such dividends, which are in preference to any dividends on common stock, are payable whenever funds are legally available and when declared by the Board of Directors. The right of the holders of the redeemable convertible preferred stock to receive dividends is not cumulative. No dividends on redeemable convertible preferred stock have been declared from inception through September 30, 2001.


 Redemption

  The Company's redeemable convertible preferred stock includes a liquidation preference that would be triggered upon a change-in-control event (as defined in the terms of the preferred stock) of the Company. If a change-in-control event is triggered, the holder of the preferred security would have the option to receive cash or other consideration, such as securities issued by an acquirer. That is, the holder of the preferred stock would receive the consideration that was used by the third party effecting the change-in-control. A cash redemption of the securities that is triggered by a change-in-control is considered to be outside the control of the Company. Accordingly, the Company has classified these securities outside of permanent equity.

 Liquidation

  Holders of Series D-1 redeemable convertible preferred stock are entitled to a preference in liquidation to all other preferred and common shareholders equal to the above stated liquidation value per share (also referred to as original issue price per share) times either (1) 1.5 if a change in control transaction as defined occurs before February 1, 2001 or (2) 2.0 if a change in control occurs thereafter plus declared by unpaid dividends. Holders of Series A, B, C, D, F-1, and F-2 redeemable convertible preferred stock are entitled to a preference in liquidation to Series E-1, E-2, E-3 and E-4 preferred shareholders and common shareholders at the above-stated liquidation value per share plus declared but unpaid dividends. Holders of Series E-1, E-2, E-3 and E-4 redeemable convertible preferred stock are entitled to a preference in liquidation to common shareholders at the above-stated liquidation value per share plus declared but unpaid dividends. After payment of the full liquidation preference of the preferred shareholders, any remaining assets of the Company legally available are to be distributed ratably to the holders of common stock and holders of Series C, D, E-3, E-4, F-1, and F-2 redeemable convertible preferred stock, on a pro rata as-if-converted to common stock basis, until the holders of each share of Series D and E-4 redeemable convertible preferred stock receive an aggregate payment in liquidation equal to two times the respective liquidation value per share, the holders of each share of Series C and E-3 redeemable convertible preferred stock receive an aggregate amount in liquidation equal to two and one-half times the respective liquidation value per share and the holders of each share of Series F-1 and F-2 redeemable convertible preferred stock receive a 40% per annum return on the related issuance price from November 23, 1998 and August 27, 1999, respectively, to the date of liquidation. Thereafter the remaining assets of the Company legally available for distribution are to be distributed ratably to the holders of common stock.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



 Conversion and registration

  Except for Series D-1, preferred stock which is not convertible into shares of common stock, each share of redeemable convertible preferred stock is convertible, at the option of the holders, at any time, into a number of fully paid and non-assessable shares of common stock as is determined by dividing its original issue price by its conversion price at the time of conversion. Since the conversion price for each share of redeemable convertible preferred stock was equal to its original issue price at March 31, 2000 and 2001 each share of redeemable convertible preferred stock was convertible into one share of common stock as of those dates. At September 30, 2001, the conversion price was equal to the original issue price for each share of redeemable convertible preferred stock, except for Series D and E-4 redeemable convertible preferred stock. In July 2001, the conversion price for the Series D and E-4 redeemable convertible preferred stock was reduce such that each share of such preferred stock converts into 1.15 shares of common stock on the completion of the IPO. The conversion price may subsequently be adjusted in accordance with anti-dilution provisions contained in the Company's Articles of Incorporation. Conversion of each share of redeemable convertible preferred stock is automatic upon the closing of a public offering of the Company's common stock for aggregate proceeds of at least $20 million. Each share of Series A, B, C, D, E-1, E-2, E-3, E-4, F-1, and F-2 redeemable convertible preferred stock may be automatically converted by the vote of a majority of the holders of the respective redeemable convertible preferred stock, except a 2/3 majority approval is required for Series C redeemable convertible preferred stock, and, in the case of Series E-4, provided the conversion is unanimously approved by the Board of Directors. Any shares of redeemable convertible preferred stock that are converted to common stock will be cancelled and not reissued by the Company, and the related authorized shares will be reduced accordingly. In August 2000, the 3,685,708 shares of Series A redeemable convertible preferred stock were converted to 3,685,708 shares of common stock.


 Voting rights

  The holders of each share of Series A, B, C, D, F-1, and F-2 redeemable convertible preferred stock have full voting rights and powers equal to those of the holders of common stock and are entitled to the number of votes equal to the number of shares of common stock related to their redeemable convertible preferred stock on an as-if-converted basis. The holders of Series A, B, C, D, F-1 and F-2 redeemable convertible preferred stock, voting together as a separate class, are entitled to elect three directors of the Company's Board of Directors; the remaining directors are elected by the holders of common stock, voting as a separate class. The holders of Series D-1, E-1, E-2, E-3 and E-4 redeemable convertible preferred stock have no voting rights.


 Restrictions and limitations

  As long as any shares of Series A, B, C, D, F-1, or F-2 redeemable convertible preferred stock are outstanding, the Company can not, without the vote of two-thirds of such outstanding redeemable convertible preferred stock voting as a single class, (1) obtain shares of redeemable convertible preferred stock other than by conversion, (2) obtain shares of common stock except pursuant to related repurchase rights, (3) declare a dividend on any class of stock, (4) effect any sale, lease, transfer or other conveyance of all or substantially all of the Company's assets, or any consolidation or merger involving the Company in which the shareholders of the Company own less than fifty-one percent of the outstanding shares of the surviving entity, (5) take any action to increase the number of directors of the Company above seven, or
(6) authorize any equity security which is senior to the redeemable convertible preferred stock as to dividend rights, redemption rights, or liquidation preferences.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



Redeemable convertible preferred stock warrants

  In connection with a financing agreement, the Company issued warrants to purchase 10,285 shares of Series A redeemable convertible preferred stock at $0.583 per share in August 1997. As a result of the August 2000 conversion of Series A redeemable convertible preferred stock to common stock, only common stock may be purchased by the exercise of these warrants. These warrants are exercisable at any time and expire in August 2002. The fair value of these warrants was insignificant at the time of issuance.

  In connection with the sale to an investor of Series C redeemable convertible preferred stock and a related strategic development agreement, the Company issued warrants to purchase 40,317 shares of Series C redeemable convertible preferred stock at $7.441 per share in April 1999. These warrants vest based on certain provisions of the development agreement, are exercisable after vesting, and expire in April 2004. Neither the investor nor the Company pursued initially or have current plans to pursue the development agreement, and accordingly the Company has not ascribed any fair value to these warrants.

  In connection with the sale of Series D redeemable convertible preferred stock, the Company issued warrants to purchase 165,224 shares of Series D redeemable convertible preferred stock at $15.302 per share in December 1999. These warrants are exercisable at any time and expire on the earliest of December 2002, the closing of an underwritten public offering, or the closing of a merger or consolidation after which the stockholders of the Company hold less than 50% of the voting securities of the surviving entity. The fair value of these warrants, included in redeemable convertible preferred stock in the accompanying consolidated financial statements, was estimated to be $724,000 using the Black Scholes option pricing model with the following assumptions: contractual life of three years, no dividends, risk free interest rate of 6.28%, and volatility of 70%. Warrants to purchase 1,143 shares of Series D redeemable convertible preferred stock were exercised in July 2000.

  Pursuant to a loan agreement entered into in April 2000, the Company issued warrants to purchase 4,901 shares of Series D redeemable convertible preferred stock at $15.302 per share to a bank. These warrants are exercisable at any time and expire the earlier of April 2007 or the closing of a merger or consolidation after which the stockholders of the Company hold less than 50% of the voting securities of the surviving entity. The fair value of these warrants was estimated to be $48,000 using the Black Scholes option pricing model with the following assumptions: contractual life of seven years, no dividends, risk free interest rate of 6.52%, and volatility of 70%. Such amount has been reflected as a discount on the notes payable to bank and is being amortized to interest expense over the life of the loan.

  In fiscal 2000, Moscape issued warrants to purchase 7,244 and 13,966 shares of Moscape Series B and Moscape Series C redeemable convertible preferred stock at $17.910 and $10.617 per share, respectively. The warrants are exercisable immediately and expire on the earliest of (1) September 2001 and July 2002, respectively, (2) the closing of an underwritten public offering, or (3) the closing of a merger or consolidation after which the shareholders of the Company hold less than 50% of the voting securities of the surviving entity. The total fair value of these warrants, included in redeemable convertible preferred stock in the accompanying consolidated financial statements, was estimated to be approximately $6,000 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%-6%, contractual life of four years; and expected volatility of 75%. Warrants to purchase 471 shares of Moscape Series C redeemable convertible preferred stock were exercised in July 2000.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

  (Information as of September 30, 2001 and for the three-month periods ended


                 September 30, 2000 and 2001 is unaudited)



  Pursuant to the merger agreement with Moscape, on August 9, 2000 the warrants to purchase Moscape Series B and Moscape Series C redeemable convertible preferred stock were exchanged for warrants to purchase 7,244 shares of Series F-1 redeemable convertible preferred stock and 13,495 shares of Series F-2 redeemable convertible preferred stock, respectively.

  Warrants to purchase 706 and 471 shares of Series F-2 redeemable convertible preferred stock were exercised in December 2000 and June 2001, respectively.

  In August 2001, the Company issued warrants to purchase Series C redeemable convertible preferred stock in connection with a subordinated debt financing (see Note 7).


Preferred stock rescission offer

  Series E-3 redeemable convertible preferred stock issued pursuant to the Company's employee stock purchase plan was not exempt from registration or qualification under California state securities laws, and this stock issuance violated the registration requirements of California state securities laws because registration or qualification was not obtained. Consequently, holders of such redeemable convertible preferred stock who are considered non-qualified investors have the right to and may seek to recover their original purchase price plus interest. On June 8, 2001, the Company made a rescission offer to shareholders of 54,570 shares of Series E-3 redeemable convertible preferred stock for 30 days. As of July 9, 2001, the expiration date of the rescission offer, shareholders of 3,907 shares of Series E-3 preferred stock accepted the rescission offer, and the Company made payments of $34,000, which included interest of $4,000. The Company may continue to be liable under state securities laws for up to a total amount of approximately $389,000 plus statutory interest of 7% per year.


Preferred stock splits

  In November 1998, each share of Moscape Series A redeemable convertible preferred stock was split two for one. On December 3, 1999 each share of Series A, B, E-1, E-2 and E-3 redeemable convertible preferred stock was split two for one, and each share of Series C redeemable convertible preferred stock was split 2.06648 to one. In addition, the par value of redeemable convertible preferred stock was changed to $.0005 per share. The effect of the stock splits and change in par values have been applied retroactively to all redeemable convertible preferred stock and redeemable convertible preferred stock warrants.

  In August, 2001, the Board of Directors and the Company's stockholders approved a three-for-seven reverse stock split of all common and preferred stock, options and warrants which was effected September 26, 2001. The effect of this stock split has been applied retroactively to all common and preferred stock, options and warrants.


Note 5. Stockholders' Equity

Common stock

  In fiscal 1998 the Company issued 2,485,712 shares of restricted common stock at par for cash to founders and in fiscal 1999 issued an additional 608,570 shares of restricted common stock at $0.233 per share for cash to its current President and Chief Executive Officer. Such restricted shares are subject to repurchase rights, pursuant to which the Company has the right to repurchase all or any portion of the unvested shares of restricted stock at the original purchase price, which right lapses over a four-year vesting period. At
March 31, 2000 and 2001 and September 30, 2001, 1,176,732 shares, 335,178 shares, and 171,607 shares, respectively, of restricted common stock were subject to the Company's repurchase option.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

  (Information as of September 30, 2001 and for the three-month periods ended


                 September 30, 2000 and 2001 is unaudited)


  At March 31, 2000 and 2001 and September 30, 2001, 5,260,068 shares,
5,151,976 shares, and 5,189,045 shares, respectively, of common stock were subject to voting agreements. These agreements require the shareholder to (1) vote all shares of common stock owned to nominate the Company's current Chief Executive Officer as a director and to cause and maintain his election to the Board of Directors, (2) vote against any action or proposal to remove the Chief Executive Officer as a director of the Company, to reduce the number of directors, to divide the Board of Directors into two or more classes, or to alter the existing voting rights of the outstanding shares of capital stock, and (3) accumulate votes in a manner that will ensure the Chief Executive Officer's election to the Board of Directors in the event of cumulative voting. In addition, each shareholder has provided the Chief Executive Officer an irrevocable proxy for the limited purpose of voting such shares in accordance with the restrictions indicated above, as well as voting to increase the Board of Directors, remove any incumbent director, or fill a vacancy on the Board of Directors. The voting agreement provisions and the irrevocable proxies terminate under certain circumstances including the consummation of the Company's sale of its common stock in a firm commitment underwriting pursuant to a registration statement under the Securities Act of 1933, as amended.


  In December 1999 Moscape issued 177,477 shares of common stock upon the exercise of certain stock purchase rights and stock options to an officer in exchange for full recourse notes receivable of approximately $301,000, which are collateralized by the underlying shares of common stock. The notes were to be forgiven at the earlier of (1) a change in control, (2) a firmly underwritten initial public offering or (3) the expiration of the term of the notes. The notes receivable were included in stockholders' deficit in the accompanying consolidated balance sheets as deferred stock compensation since the likelihood of collection was remote. The amount was being amortized to stock-based compensation expense as the underlying shares vest. Due to the change in control resulting from the merger with the Company, the notes were forgiven, and the unamortized balance of $226,000 was recognized as expense.

Stock incentive plans

  In the year ended March 31, 1998 the Company adopted the 1997 Stock Incentive Plan ("1997 Plan"), and in the year ended March 31, 1999 the Company adopted the 1998 Stock Incentive Plan ("1998 Plan") (collectively, "the Plans"). Under the Plans, the Company may grant options to purchase common stock to employees, directors, and consultants. At March 31, 2001 the Company has reserved 1,851,428 shares and 5,515,714 shares of the Company's common stock for the 1997 Plan and the 1998 Plan, respectively. At September 30, 2001 the Company has reserved 1,851,428 shares and 6,715,714 shares of the Company's common stock for the 1997 Plan and the 1998 Plan, respectively. At March 31, 2001 there were 72,477 shares and 340,632 shares of the Company's common stock available for future grants from the 1997 Plan and the 1998 Plan, respectively. At September 30, 2001 there were 86,495 shares and 699,305 shares of the Company's common stock available for future grants from the 1997 Plan and the 1998 Plan, respectively. Options granted under the Plans may be incentive stock options or non-qualified stock options. The exercise price of incentive stock options and non-qualified stock options will be no less than 100% and 85%, respectively, of the fair market value per share of the Company's common stock on the grant date (110% of fair market value in certain instances), as determined by the Board of Directors. The Board of Directors also has the authority to set the term of the options (no longer than ten years from the date of grant, five years in certain instances). Under the terms of the Plans, the options become exercisable prior to vesting, and the Company has the right to repurchase such shares at their original purchase price if the optionee is terminated from service prior to vesting. Such rights expire as the options vest over the vesting period, which is generally four years. At March 31, 2001, 664,633 unvested shares with a weighted average exercise price per share of $0.432 had been

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)


exercised and were subject to the Company's repurchase rights. At September 30, 2001, 325,324 unvested shares with a weighted average exercise price per share of $0.513 had been exercised and were subject to the Company's repurchase rights.


  Moscape's 1997 Stock Option Plan (the Moscape Plan) provides for the granting of stock options and stock purchase rights to employees, officers, directors and consultants. Both the options and stock purchase rights under the Moscape Plan are exercisable immediately, subject to the Company's repurchase right in the event of termination, and generally vest over four years.

  In connection with the pooling of interests transaction described in Note 1, outstanding options granted by Moscape were exchanged for options to purchase Magma common stock under the original terms of the Moscape option, with the number of options and per share exercise price adjusted for the merger exchange rate. Accordingly, information presented for the Company's stock incentive plans reflect options granted by Moscape at the merger exchange rate.

  Activity under the Plans and the Moscape Plan is summarized as follows:


                                           Years Ended March 31,                       Six Months Ended
                         ------------------------------------------------------------ -------------------
                                1999                 2000                2001         September 30, 2001
                         -------------------- ------------------- ------------------- -------------------
                                     Weighted            Weighted            Weighted            Weighted
                                     Average             Average             Average             Average
                                      Price               Price               Price               Price
                         Number of     per    Number of    per    Number of    per    Number of    per
                           Shares     Share    Shares     Share    Shares     Share    Shares     Share
                         ----------  -------- ---------  -------- ---------  -------- ---------  --------
Beginning Balance.......    194,461   $0.058    930,190   $0.349  1,477,974  $ 2.206  3,899,077   $8.271
Granted.................  2,300,100   $0.299  1,585,850   $2.735  2,890,258  $10.631  1,371,592   $5.885
Exercised............... (1,564,371)  $0.239   (920,034)  $1.194   (189,922) $ 1.600    (82,986)  $1.059
Forfeited...............        --    $  --    (118,032)  $2.563   (279,233) $ 5.125   (542,763)  $9.127
                         ----------           ---------           ---------           ---------
Ending Balance..........    930,190   $0.349  1,477,974   $2.206  3,899,077  $ 8.271  4,644,920   $7.587
                         ==========           =========           =========           =========


  The activity for fiscal 2001 also includes the activity of Moscape for the period from January 1, 2000 through the date of the merger.

  At March 31, 2001, 556,074 outstanding options were vested with a weighted average exercise price per share of $3.536. At September 30, 2001, 908,425 outstanding options were vested with a weighted average exercise price per share of $5.766.


  The following table summarizes information about stock options outstanding at March 31, 2001:

     Exercise   Options Outstanding Weighted Average Remaining Weighted Average
      Price       and Exercisable   Contractual Life in Years   Exercise Price
     --------   ------------------- -------------------------- ----------------
     $0.0583            51,428                 6.4                 $ 0.0583
     $0.1867            36,646                 7.5                 $ 0.1867
     $0.2917           271,498                 7.6                 $ 0.2917
     $0.7700            85,282                 8.0                 $ 0.7700
     $1.5400-
      1.9833           503,477                 8.3                 $ 1.7469
     $3.7333            12,642                 8.6                 $ 3.7333
     $8.1667-
      11.5500        2,938,104                 9.6                 $10.5922
                     ---------
                     3,899,077
                     =========

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)


  The following table summarizes information about stock options outstanding at September 30, 2001:



     Exercise   Options Outstanding Weighted Average Remaining Weighted Average
      Price       and Exercisable   Contractual Life in Years   Exercise Price
     --------   ------------------- -------------------------- ----------------
     $0.0583            51,428                 5.9                 $ 0.0583
     $0.1867            36,646                 7.0                 $ 0.1867
     $0.2917           195,896                 7.1                 $ 0.2917
     $0.7700            68,998                 7.5                 $ 0.7700
     $1.5400-
      1.9833           437,444                 7.8                 $ 1.7250
     $3.7333             8,142                 8.1                 $ 3.7333
     $5.8333         1,356,467                 9.9                 $ 5.8333
     $8.1667-
      11.5500        2,489,899                 9.1                 $10.6036
                    ----------
                     4,644,920
                    ==========



                                         Years Ended March 31,
                        --------------------------------------------------------  Six Months Ended
                               1999               2000               2001        September 30, 2001
                        ------------------ ------------------ ------------------ ------------------
                                  Weighted           Weighted           Weighted           Weighted
                                  Average            Average            Average            Average
                                   Price              Price              Price              Price
                        Number of   per    Number of   per    Number of   per    Number of   per
                         Shares    Share    Shares    Share    Shares    Share    Shares    Share
                        --------- -------- --------- -------- --------- -------- --------- --------
Options granted with
 exercise prices equal
 to fair value at date
 of grant..............   423,203  $0.102    251,642  $1.842     91,661 $11.037     15,125 $10.500
                        =========  ======  =========  ======  ========= =======  ========= =======
Options granted with
 exercise prices less
 than fair value at
 date of grant......... 1,876,897  $0.343  1,334,208  $2.903  2,798,597 $10.617  1,356,467 $ 5.833
                        =========  ======  =========  ======  ========= =======  ========= =======


Options to consultants and other non-employees

  During fiscal 1999, 2000, and 2001 and the six months ended September 30, 2000 and 2001, the Company granted options to purchase 111,367 shares, 18,578 shares, 22,840 shares, 13,741 shares, and 1,024 shares, respectively, of common stock to consultants and other non-employees with weighted average exercise prices of approximately $0.273, $2.718, $10.742, $10.903, and $6.412 per share, respectively. The fair value of such options is calculated at the end of each reporting period through the applicable vesting date based upon the Black-Scholes option pricing model, and the resulting expense is amortized based on the term of the consulting agreement or service period. Included in amortization of stock-based compensation in the accompanying consolidated statements of operations was amortization related to consultants and other non-employees of $468,000, $789,000, $134,000, $246,000, and $7,000 for the years ended March 31, 1999, 2000, and 2001 and the six months ended September 30, 2000 and 2001, respectively.


Stock-based compensation

  SFAS 123 requires the disclosure of pro forma net loss as if the Company had adopted the fair value method for its stock-based compensation arrangements for employees since the Company's inception.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)


  Had compensation cost been determined based on the fair value at the grant date for awards in fiscal 1999, 2000, and 2001 and the six months ended September 30, 2000 and 2001 consistent with the provisions of SFAS 123, the Company's net loss and net loss per share for fiscal 1999, 2000, and 2001 and the six months ended September 30, 2000 and 2001 would have been as follows (in thousands, except per share data):



                                                           Six Months Ended
                                Years Ended March 31,        September 30,
                              ---------------------------  ------------------
                               1999      2000      2001      2000      2001
                              -------  --------  --------  --------  --------
   Net loss:
     As reported............. $(9,277) $(33,050) $(46,029) $(26,094) $(12,771)
     Pro forma............... $(9,325) $(33,596) $(48,016) $(26,776) $(15,859)
   Net loss per share, basic
    and diluted:
     As reported............. $ (7.13) $ (10.91) $  (5.95) $  (4.50) $  (1.23)
     Pro forma............... $ (7.17) $ (11.09) $  (6.21) $  (4.62) $  (1.53)


  Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

  The weighted average fair value per option at the date of grant for options granted to employees during fiscal 1999, 2000, and 2001 and the six months ended September 2000 and 2001 was $0.299, $2.735, $10.631, $10.748, and $5.885,
respectively. The fair value of options at the date of grant was estimated using the minimum value method with the following assumptions:



                                                              Six Months Ended
                                Years Ended March 31,           September 30,
                            -------------------------------  --------------------
                              1999       2000       2001       2000       2001
                            ---------  ---------  ---------  ---------  ---------
   Risk-free interest...... 4.65-5.64% 5.18-6.66% 4.78-6.52% 5.93-6.69% 4.63-5.08%
   Expected life...........   4 years    4 years  4-5 years  4-5 years    4 years
   Expected dividend
    yield..................         0%         0%         0%         0%         0%


Employee stock purchase plan

  From September 1997 through November 1999, the Company adopted in succession four Employee Stock Purchase Plans ("Purchase Plans"). Each Purchase Plan allowed eligible participants (employees, and in certain circumstances consultants and directors of the Company) to purchase Series E redeemable convertible preferred stock at 100% of the fair value as determined by the Board of Directors. Pursuant to each Purchase Plan the Company issued 535,672, 391,340, 93,682, and 35,786 shares of its Series E-1, E-2, E-3, and E-4 redeemable convertible preferred stock, respectively. As of March 31, 2001 all Purchase Plans had terminated according to their provisions.

Note 6. Notes Payable to Bank

  The Company entered into several loan agreements with a bank under which it borrowed approximately $2,200,000 to purchase equipment through March 31, 2000. Principal and interest on borrowings are payable in 24 or 36 monthly installments depending on the borrowing date, and interest on outstanding borrowings accrues at the bank's prime rate of interest plus 0.5% (8.5% at March 31, 2001 and 6.5% at September 30, 2001). Once repaid, the original amounts advanced may not be reborrowed. At March 31, 2000 the Company had utilized

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)


the total available borrowing base. In April 2000 the Company entered into an equipment loan agreement with the same bank under which it borrowed the maximum of $1,500,000 in June 2000. Advances under the line bear interest at 9.93% and are repayable in monthly installments of principal and interest of approximately $69,000 through May 2002.

  All borrowings are secured by the Company's assets purchased with the borrowings and by current and future intellectual property, including, but not limited to copyrights, trademarks, and patents. Furthermore, financial covenants included in the loan agreements place limits on the Company's quarterly net losses and require the Company to maintain a combined balance in unrestricted cash and cash equivalents and 50% of trade receivables of not less than two times the outstanding principal balance. The Company was either in compliance with such requirements or received waivers for certain restrictive covenants at March 31, 2000 and 2001 and September 30, 2001. At March 31, and September 30, 2001 certain restrictive covenants must be met at the next three month compliance date. It is probable that the Company will not meet the requirements of such covenants and will seek a waiver from the bank. Accordingly, the Company has classified the debt as current in the consolidated balance sheets at March 31, and September 30, 2001. Future aggregate maturities of notes payable at March 31, and September 30, 2001 are as follows (in thousands):



                                                         March 31, September 30,
     Fiscal Year                                           2001        2001
     -----------                                         --------- -------------
      2002..............................................  $1,314      $  636
      2003..............................................     359         372
      2004..............................................      10           2
      2005..............................................       2         --
      2006..............................................       1         --
                                                          ------      ------
                                                          $1,686      $1,010
                                                          ======      ======


Note 7. Subordinated Convertible Promissory Notes


  On August 2, 2001 the Company completed a subordinated debt financing in the form of Convertible Promissory Notes ("Notes") in the aggregate amount of $25.0 million. The Notes bear interest at 8% per annum until paid in full or converted into equity of the Company and are subordinate to certain bank indebtedness. Payment of principal and interest is not required until May 2003, and the Company cannot prepay, in whole or in part, principal or accrued interest. The terms of the Notes place certain restrictions on the Company's ability to (i) borrow money or encumber assets with liens; (ii) make guaranties; (iii) declare or pay dividends; and (iv) issue future debt and equity securities, with the exception of common stock issued in an IPO, stock option grants in the ordinary course of business, and a preferred stock financing exceeding $50 million (a "Qualified Offering"). The balance of the Notes in the consolidated balance sheet at September 30, 2001 includes accrued interest of $334,000.


  The Notes and related accrued interest convert (i) automatically upon completion of an IPO by the Company at various conversion prices, specifically at 67% of the offering price if the IPO is completed on or prior to November 30, 2001; 60% of the offering price if the IPO is completed on or between December 1, 2001 and January 31, 2002 and 50% of the offering price if the IPO is completed on or between February 1, 2002 and May 31, 2002; (ii) upon closing of a Qualified Offering at a conversion price equal to the price per share of the preferred stock; (iii) upon a change in control at a conversion price that varies depending on the

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)


date of such change in control; and (iv) voluntarily, at the holder's option at any time prior to repayment at a conversion price equal to the fair value of the Company's common stock.


  In connection with this financing, the Company issued warrants to purchase shares of the Company's common stock that are exercisable in the event of a change in control of the Company (the "Acquisition Warrants") and warrants to purchase shares of the Company's Series C preferred stock exercisable if the company has not completed an IPO (the "IPO Warrants") by June 1, 2002.


  The Acquisition Warrants become exercisable in the event of a change in control of the Company on or prior to May 31, 2003 and become void upon the completion of an IPO by the Company. The number of shares of common stock subject to the Acquisition Warrants is determined by a formula that is based on the sale price of the Company and the timing of the sale. The number of shares of common stock issuable under the Acquisition Warrants varies depending on the amount of consideration received by the shareholder upon a sale or merger of the company and the date that such a transaction occurs. The exercise price of the warrants is $0.01. The fair value of the Acquisition Warrants has been determined to be $547,000 based on an independent appraisal.


  The IPO Warrants become exercisable if the Company does not complete an IPO by June 1, 2002. The number of shares of Series C preferred stock subject to the IPO Warrants is determined by a formula that is based on the outstanding common stock plus all dilutive options, warrants and other rights to common stock. The number of warrants also increases for each quarter that passes in which the Company does not complete an IPO, up to a total of four quarters of delay past June 1, 2002. The IPO Warrants become void upon a change in control or the completion of an IPO. The exercise price of the warrants is $0.01. The fair value of the IPO Warrants has been determined to be $421,000 based on an independent appraisal.


  The proceeds of the financing have been allocated to the debt and the warrants based on their relative fair values. The amount allocated to the warrants has been recorded as a debt discount and is being accreted to interest expense over the term of the notes using the interest method. Additionally, because of the beneficial conversion feature in the voluntary conversion provisions of the Notes, an amount equal to the difference between the fair value of the common shares at issuance and the conversion price multiplied by the number of shares to be issued, has been recorded as additional debt discount at the time of the issuance of the Notes and is being accreted to interest expense. The total debt discount of $1,936,000, net of $176,000 accreted to interest expense, is included in the balance of the Notes in the consolidated balance sheet at September 30, 2001.


  The Notes contain a beneficial conversion feature that is contingent upon the completion of an IPO. The Company has determined that a non-cash interest charge of $11.8 million would be recorded if the IPO were completed on or before November 30, 2001, $16.0 million if the IPO were completed on or between December 1, 2001 and January 31, 2002, and $24.0 million if the IPO were completed on or between February 1, 2002 and May 31, 2002.


  In July 2001, the Board of Directors and the Company's stockholders approved a change in the Company's certificate of incorporation to authorize the issuance of Series D-1 preferred stock in connection with the convertible note financing described above. Series D-1 preferred stock would be issued to the holders of the convertible promissory notes upon a change in control of the Company that occurs prior to the IPO. Upon such a change in control, the promissory notes would convert to Series D-1 preferred stock at a conversion price that varies depending on the date of such change in control.

              MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                Years Ended March 31, 1999, 2000, and 2001


 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)


Note 8. Commitments and Contingencies


  The Company leases its facilities under several non-cancelable operating leases expiring at various times from April 2001 through September 2005.



  Approximate future minimum lease payments under these operating leases at September 30, 2001 are as follows (in thousands):



     Fiscal Year
     -----------
     2002............................................................... $1,010
     2003...............................................................  1,902
     2004...............................................................  1,123
     2005...............................................................    129
     2006...............................................................     65
                                                                         ------
     Total future minimum lease payments................................ $4,229
                                                                         ======


  Rent expense for the years ended March 31, 1999, 2000, and 2001 and the six months ended September 30, 2000 and 2001 was approximately $359,000 (net of $103,000 sublease revenue), $1,170,000 (net of $574,000 sublease revenue), $2,210,000 (net of $157,000 sublease revenue), $757,000 (net of $145,000 sublease revenue), and $1,196,000 (net of $42,000 sublease revenue), respectively.


  The Company is a defendant in a lawsuit alleging breach of contract, fraud and deceit, unfair business practices and intentional interference with prospective economic advantage arising out of an OEM distribution agreement. The plaintiff seeks damages of $3.15 million as well as other damages from any gains, profits and advantages lost and punitive damages. The Company intends to vigorously defend itself against the allegations. No estimate of a loss or range of loss upon resolution of the lawsuit can be made at this time.


Note 9. Income Taxes


  Income tax expense consisted of the following (in thousands):


                                                                    Six Months
                                                                       Ended
                                                                   September 30,
                                             Years Ended March 31,     2001
                                             -----------------------------------
   Current tax expense...................... $   --  $   69 $  138     $ 90
   Deferred tax expense.....................     --     --     --       --
                                             ------- ------ ------     ----
   Total tax expense........................ $   --  $   69 $  138     $ 90
                                             ======= ====== ======     ====

              MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                Years Ended March 31, 1999, 2000, and 2001


 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



  The above income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax loss as a result of the following (in thousands):


                                                                   Six Months
                                       Years Ended March 31,          Ended
                                     ---------------------------  September 30,
                                      1999      2000      2001        2001
                                     -------  --------  --------  -------------
   Federal tax at statutory rate...  $(3,247) $(11,543) $(16,112)    $(4,438)
   Current year net operating
    losses and temporary
    differences for which no tax
    benefit is recognized..........    2,944    10,784    15,034       3,945
   Permanent differences, primarily
    related to stock-based
    compensation...................      303       759     1,078         505
   Foreign tax expense.............      --         69       138          78
                                     -------  --------  --------     -------
   Total tax expense...............  $   --   $     69  $    138     $    90
                                     =======  ========  ========     =======


  The types of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows (in thousands):


                                            March 31,
                                    ---------------------------  September 30,
                                     1999      2000      2001        2001
                                    -------  --------  --------  -------------
   Deferred tax assets:
    Capitalized start-up costs..... $ 1,383  $  1,129  $  1,931    $  1,728
    Deferred revenue...............      25     1,016       175         --
    Other..........................     190       426        26           4
    Accrued compensation related
     expenses......................      42       175     1,814       2,299
    Net operating loss and credit
     carryforwards.................   3,284    15,092    31,436      36,037
                                    -------  --------  --------    --------
   Gross deferred tax assets.......   4,924    17,838    35,382      40,068
   Valuation allowance.............  (4,867)  (17,659)  (35,186)    (39,779)
                                    -------  --------  --------    --------
   Total deferred tax assets.......      57       179       196         289
   Deferred tax liabilities--
    property and equipment.........     (57)     (179)     (196)       (289)
                                    -------  --------  --------    --------
   Net deferred tax assets
    (liabilities).................. $   --   $    --   $    --     $    --
                                    =======  ========  ========    ========


  At March 31, 2001, the Company had net operating loss carryforwards for federal and California income tax purposes of approximately $65.6 million and $45.0 million, respectively, available to reduce future income subject to income taxes. The federal net operating loss carryforwards expire beginning in 2012 through 2021. The California net operating loss carryforwards expire beginning in 2002 through 2011. The Company also has research credit carryforwards for federal and California tax purposes of approximately $1.4 million and $0.7 million, respectively, available to reduce future income subject to income taxes. The federal research credit carryforward expires through 2021, and the California research credit carries forward indefinitely.

  The Company has established a valuation allowance for the portion of deferred tax assets for which realization is uncertain. The net change in the valuation allowance for the years ended March 31, 1999, 2000, and 2001 and the six months ended September 30, 2001 was an increase of $3,900,000, $12,792,000,
$17,527,000, and $4,593,000, respectively.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



  The Tax Reform Act of 1986 and the California Conformity Act of 1987 impose restriction on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined in the Internal Revenue Code, Section 382. If an ownership change as defined by the Internal Revenue Code has occurred, the Company's ability to utilize its net operating loss and tax credit carryforwards may be subject to restriction pursuant to these provisions.

Note 10. Related Party Transactions


  In September 1999 Moscape entered into a sales and development agreement with a customer. In connection with Moscape's Series C redeemable convertible preferred stock financing in November 1999, the customer purchased 94,373 shares of Moscape Series C redeemable convertible preferred stock for total cash consideration of $1,000,000. In fiscal 2001, revenues of approximately $623,000 were recognized from this customer, of which $417,000 related to the sales and development agreement. For the six months ended September 30, 2000 and 2001, $405,000 and $31,000, respectively, were recognized as revenue from this customer, $401,000 of which for the six months ended September 30, 2000 related to the sales and development agreement.


  In October 1999 the Company entered into a Product Distribution Agreement ("PDA"), which granted a distributor the right to sell the Company's products in Japan for a three-year period. In connection with the PDA, the Company sold approximately 10% of its stock of Magma Design Automation, KK ("Magma KK"), its Japanese subsidiary, to the distributor. The distributor's interest in Magma KK is subject to both a call option whereby the Company can repurchase the stock and a put option whereby the distributor can require the Company to repurchase the stock upon the termination of the PDA at the original purchase price plus interest compounded at 5% per annum. The original purchase price was 50 million Japanese Yen ($474,000 U.S. Dollars). All amounts are payable in Yen upon exercise of either the put or call option.

  Because of the put and call options, the Company accounted for the sale of stock as a long-term liability in the accompanying consolidated financial statements. No portion of Magma KK's net loss has been allocated to the distributor. At March 31, 2000 and 2001 the long-term liability was approximately $486,000 and $396,000, respectively. In June 2001, the Company repurchased all of the shares of stock of Magma KK held by the distributor for $435,000, including $33,000 of interest.

  In conjunction with the PDA, the distributor also paid the Company $1,500,000 as a guarantee of future sales by the distributor to third party customers. Pursuant to the PDA, such advance payment could be offset by collections from sales made by the distributor to third parties. At March 31, 2000 and 2001 such advance payment was $1,500,000 and $0, respectively, which is included in deferred revenues in the accompanying consolidated balance sheets.

  As of March 31, 2000 and 2001, $1,477,000 and $1,461,000, respectively, was due to the distributor related to commissions on the sales of software license agreements and is included in accrued expenses in the accompanying consolidated balance sheets. In June 2001 the Company and the distributor agreed to terminate the PDA, pursuant to which the Company is to make a termination payment of $550,000 for unpaid commissions on the sales of software license agreements. As of September 30, 2001 $275,000 had been paid to the distributor, and the remaining balance of $275,000 is included in accrued expenses in the accompanying consolidated balance sheet. As a result of the termination, the Company recorded the reduction in the accrual of $725,000 against commission expense for the six months ended September 30, 2001.

                 MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                   Years Ended March 31, 1999, 2000, and 2001

 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



  In addition, the distributor and its parent acquired 201,585 shares of Series C redeemable convertible preferred stock in April 1999 for $1,500,000.

Note 11. Employee Benefit Plan


  Effective April 1, 1997 the Company adopted a plan (the "401(k) Plan") that is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan covers essentially all employees. Eligible employees may make voluntary contributions to the 401(k) Plan up to 20% of their annual eligible compensation. The Company is permitted to make contributions to the 401(k) Plan as determined by the Board of Directors. The Company has not made any contributions to the Plan.

Note 12. Segment Information


  The Company has adopted the provisions of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", which requires the reporting of segment information using the "management approach". Under this approach, operating segments are identified in substantially the same manner as they are reported internally and used by the Company's chief operating decision maker ("CODM") for purposes of evaluating performance and allocating resources. Based on this approach, the Company has one reportable segment as the CODM reviews financial information on a basis consistent with that presented in the consolidated financial statements.

  All of the Company's revenue related to contracts originated and delivered in the United States of America for fiscal 1999 and fiscal 2000. Revenues for fiscal 2001 were comprised of $6,903,000, $2,420,000 and $2,519,000 from the
U.S.A., Europe and Japan, respectively. Revenues for the six months ended September 30, 2001 were comprised of $11,415,000, $1,788,000 and $3,034,000 from the U.S.A., Europe and Japan, respectively.


  Revenue attributable to significant customers, representing 10% or more of total revenue for at least one of the respective periods, are summarized as follows:


                                                                   Six Months
                                                 Years Ended          Ended
                                                  March 31,       September 30,
                                                ----------------  ---------------
                                                1999  2000  2001   2000     2001
                                                ----  ----  ----  ------   ------
   Customer A..................................  84%    4%   --%      --%      --%
   Customer B..................................  16    --    --       --       --
   Customer C..................................  --    31     1       --        2
   Customer D..................................  --    23    14       17        9
   Customer E..................................  --    10     8       11        4
   Customer F..................................  --    11    --                --
   Customer G..................................  --    --    14       24        8
   Customer H..................................  --    --    11       17        5
   Customer I..................................  --    --    10       --       13
   Customer J..................................  --    --     6        9       11
   Customer K..................................  --    --     5       13       --

              MAGMA DESIGN AUTOMATION, INC. AND SUBSIDIARIES

                Years Ended March 31, 1999, 2000, and 2001


 (Information as of September 30, 2001 and for the six-month periods ended


                 September 30, 2000 and 2001 is unaudited)



  The Company's revenues were derived from the following products and services:


                                                                 Six Months
                                               Years Ended         Ended
                                                March 31,      September 30,
                                           ------------------- --------------
                                           1999  2000   2001    2000   2001
                                           ---- ------ ------- ------ -------
   Design and implementation software
    products.............................. $ -- $  850 $10,228 $2,401 $13,447
   Analysis and verification software
    products..............................  190    407   1,042    455     127
   Software maintenance and consulting....   36    193     572    156   2,663
                                           ---- ------ ------- ------ -------
                                           $226 $1,450 $11,842 $3,012 $16,237
                                           ==== ====== ======= ====== =======

Inside Back

The MAGMA logo appears in the right upper corner.
Text: Our products enable the design and implementation of complex deep submicron chips for the global semiconductor and electronic products industries.
A picture of a chip follows with four sections highlighted.
The text below the box reads "8 million gate chip designed using Magma's Blast Fusion"

                                 [Company Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.


                                                                     Payable by
                                                                     Registrant
                                                                     ----------
     SEC registration fee........................................... $   13,750
     National Association of Securities Dealers, Inc. filing fee....      5,997
     Nasdaq National Market Listing Fee.............................     95,000
     Accounting fees and expenses...................................    900,000
     Legal fees and expenses........................................    975,000
     Printing and engraving expenses................................    250,000
     Blue Sky fees and expenses.....................................     10,000
     Registrar and Transfer Agent's fees............................     20,000
     Miscellaneous fees and expenses................................     30,253
                                                                     ----------
       Total........................................................ $2,300,000
                                                                     ==========


Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VI of the Registrant's Restated Certificate of Incorporation (Exhibit 3.1 hereto) and Article 6 of the Registrant's Amended and Restated Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto.

  The Underwriting Agreement (Exhibit 1.1) provides for indemnification by ourselves, our underwriters and our directors and officers of the underwriters, for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

  The information below represents securities issued and sold since April 1, 1997.

     (a) From April 1, 1997 through June 30, 2001, the Registrant issued an aggregate of 8,558,095 shares of common stock pursuant to our stock incentive plans to directors, officers, employees, former employees and consultants at prices ranging from $0.0583 to $11.55 per share, for aggregate consideration of approximately $1,871,746. These securities were sold under Rule 701 as issuances of securities under written compensatory benefit plans established by the issuer for the participation of such issuer's employees, directors, officers and consultants. The sales of these securities did not exceed issuance limitations of Section 701.

     (b) From May 1, 1997 through May 12, 1997, the Registrant sold an aggregate of 2,400,000 shares of common stock to four accredited investors at $0.0011 per share for aggregate cash consideration of approximately $3,000. These securities were sold in reliance on Section 4(2) of the Securities Act as sales not involving a public offering.

     (c) On February 26, 1998, the Registrant issued and sold an aggregate of 150,000 shares of common stock to Rajeev Madhavan, an accredited investor, at $0.2916 per share for aggregate cash consideration of approximately $9,000. These securities were sold in reliance on Section 4(2) of the Securities Act as sales not involving a public offering.

     (d) On January 4, 1999, the Registrant issued and sold an aggregate of 458,570 shares of common stock to Rajeev Madhavan, an accredited investor, at $0.5833 per share for aggregate cash consideration of $133,720. These securities were sold in reliance on Section 4(2) of the Securities Act as sales not involving a public offering.

     (e) From May 12, 1997 through March 31, 1998, the Registrant issued and sold 3,771,422 shares of series A preferred stock to 13 accredited investors at $0.5833 per share for an aggregate cash consideration of $2,199,870. These securities were sold in reliance on Section 4(2) of the Securities Act as sales not involving a public offering.

     (f) From May 6, 1998 through June 10, 1998, the Registrant issued and sold 1,382,477 shares of series B preferred stock to 26 accredited investors at $2.8933 per share for an aggregate cash consideration of approximately $3,999,921. These securities were sold in reliance on Rule 506 of Regulation D under the Securities Act.

     (g) From March 1, 1999 through April 27, 1999, the Registrant issued and sold 2,284,620 shares of series C preferred stock to 20 accredited investors at approximately $7.4409 per share for an aggregate cash consideration of approximately $16,999,630. These securities were sold in reliance on Rule 506 of Regulation D under the Securities Act.

     (h) From December 6, 1999 through September 13, 2000, the Registrant issued and sold a total of 4,460,443 shares of series D preferred stock to 61 accredited investors at $15.30 per share for an aggregate cash consideration of approximately $59,370,000. Each financial investor who purchased shares of series D preferred stock before December 31, 1999 also received a warrant to purchase additional shares of series D preferred stock for an exercise price of $15.30 per share of series D preferred stock. These securities were sold in reliance on Rule 506 of Regulation D under the Securities Act.

     (i) From January 2, 1998 through July 1, 1998, the Registrant issued and sold 535,672 shares of series E-1 preferred stock to 17 participating employees under our 1997 Employee Stock Purchase Plan at $0.5833 per share for an aggregate cash consideration of approximately $312,000. These securities were sold under Rule 701 as issuances of securities under written compensatory benefit plans established by the issuer for the participation of such issuer's employees, directors, officers and consultants. The sales of these securities did not exceed the issuance limitations of Section 701.

     (j) From April 11, 1998 through February 10, 1999, the Registrant issued and sold 391,340 shares of series E-2 preferred stock to 33 participating employees under our 1998 Employee Stock Purchase plan at $2.8933 per share for an aggregate cash consideration of approximately $1,133,000. These securities were sold under Rule 701 as issuances of securities under written compensatory benefit plans established by the issuer for the participation of such issuer's employees, directors, officers and consultants. The sales of these securities did not exceed issuance limitations of Section 701.

     (k) From July 22, 1999 through December 6, 1999, the Registrant issued and sold 93,682 shares of series E-3 preferred stock to 89 participating employees under our 1999 Employee Stock Purchase Plan I at $7.6883 per share for an aggregate cash consideration of approximately $721,000. These securities were sold under Rule 701 as issuances of securities under written compensatory benefit plans established by the issuer for the participation of such issuer's employees, directors, officers and consultants. The sales of these securities did not exceed issuance limitations of Section 701.

     (l) From January 4, 2000 through August 7, 2000, the Registrant issued and sold 41,090 shares of series E-4 preferred stock to 148 participating employees under our 1999 Employee Stock Purchase Plan II and 2000 Employee Stock Purchase Plan at $15.30 per share for an aggregate cash consideration of approximately $549,400. These securities were sold under Rule 701 as issuances of securities under written compensatory benefit plans established by the issuer for the participation of such issuer's employees, directors, officers and consultants. The sales of these securities did not exceed issuance limitations of Section 701.

     (m) On August 9, 2000, the Registrant issued a total of 1,049,544 shares of common stock, 188,177 shares of series F-1 preferred stock and 393,429 shares of series F-2 preferred stock to 108 stockholders in the Moscape merger. In addition, the Registrant assumed options to purchase
  278,201 shares of common stock and warrants to purchase 20,739 shares of series F-1 and series F-2 preferred stock of the registrant. These securities were issued under section 3(a)(10) of the Securities Act.


     (n) In July and August 2001, the Registrant issued a total of $25.0 million in principal amount of subordinated convertible promissory notes and a series of related warrants to six qualified institutional buyers and three institutional accredited investors.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits


 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1**  Form of Underwriting Agreement.
  2.1**  Second Amended and Restated Agreement and Plan of Reorganization,
         dated July 7, 2000, between the Registrant, Magma Acquisition Corp.
         and Moscape, Inc.
  3.1**  Restated Certificate of Incorporation, to be effective upon consummation of this offering.
  3.2**  Amended and Restated Bylaws, to be effective upon consummation of this offering.
  3.3**  Amended and Restated Certificate of Incorporation.
  3.4    Reserved.
  3.5**  Amended and Restated Bylaws.
  3.6**  Amendment to Amended and Restated Bylaws.
  4.1**  Form of Common Stock Certificate.
  4.2**  Amended and Restated Investors' Rights Agreement, dated August 15,
         2000, by and among the Registrant and the parties who are signatories thereto.
  5.1    Opinion of Pillsbury Winthrop LLP.
 10.1**  Form of Indemnification Agreement between the Registrant and certain directors and officers.
 10.2**  Registrant's 2001 Stock Incentive Plan.
 10.3**  Registrant's 2001 Employee Stock Purchase Plan.
 10.4**  1998 Stock Incentive Plan.
 10.5**  1997 Stock Incentive Plan.
 10.6**  Moscape, Inc. 1997 Incentive Stock Plan.
 10.7**  Lease, dated December 7, 1998, between the Registrant and RWC, LLC.
 10.8**  Stock Option Agreement entered into between the Registrant and Rajeev
         Madhavan dated September 29, 2000.
 10.9**  Stock Option Agreement entered into between the Registrant and Rajeev
         Madhavan dated September 29, 2000.
 10.10** Form of Stock Option Agreement entered into between the Registrant and each of Rajeev Madhavan, Seiji Miwa, Kenneth Roberts, Robert Smith,
         Craig M. Wentzel and Nitin Deo.
 10.11** Form of Amendment to Stock Option Agreement entered into between the
         Registrant and each of Rajeev Madhavan, Seiji Miwa, Kenneth Roberts,
         Robert Smith and Craig M. Wentzel.
 10.12** Stock Option Agreement entered into between the Registrant and Robert
         Sheffield dated September 15, 1999.

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 10.13** Stock Option Agreement entered into between the Registrant and Roy E.
         Jewell dated March 30, 2001.
 10.14** Form of Stock Option Agreement for agreements between the Registrant and Roy E. Jewell dated March 30, 2001.
 10.15** Stock Option Agreement entered into between the Registrant and Craig
         M. Wentzel dated February 28, 2001.
 10.16*  Stock Option Agreement entered into between the Registrant and Mehrdad
         Shahabi dated September 28, 2001.
 10.17*  Stock Option Agreement entered into between the Registrant and Mehrdad
         Shahabi dated September 28, 2001.
 16.1**  Letter re Change in Certifying Accountants.
 21.1**  List of Subsidiaries.
 23.1    Consent of KPMG LLP.
 23.2    Consent of Deloitte & Touche LLP.
 23.3    Consent of Pillsbury Winthrop LLP (contained in their opinion filed as
         Exhibit 5.1).
 24.1**  Power of Attorney.
 24.2**  Power of Attorney for Roy E. Jewell.
 99.1**  Consent of Integrated Circuit Engineering Corporation dated May 9,
         2001.
 99.2**  Consent of International Business Strategies, Inc. dated May 9, 2001.

-----------------------

 * To be filed by amendment.



** Previously filed.

  (b) Financial Statement Schedules

  Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The Registrant will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on the 23rd day of October, 2001.


                                          Magma Design Automation, Inc.

                                          By:   /s/ Rajeev Madhavan
                                            ___________________________________
                                                    Rajeev Madhavan
                                          Chief Executive Officer and Director

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                 Name                              Title                    Date
                 ----                              -----                    ----

/s/ Rajeev Madhavan                    Chief Executive Officer and    October 23, 2001
______________________________________  Director (Principal
Rajeev Madhavan                         Executive Officer)

/s/ *                                  Vice President, Finance and    October 23, 2001
______________________________________  Chief Financial Officer
Robert Sheffield                        (Principal Financial
                                        Officer and Principal
                                        Accounting Officer)

/s/ *                                  Director                       October 23, 2001
______________________________________
Andreas Bechtolsheim

/s/ *                                  Director                       October 23, 2001
______________________________________
Roy E. Jewell

/s/ *                                  Director                       October 23, 2001
______________________________________
Rajesh Parekh

/s/ *                                  Director                       October 23, 2001
______________________________________
Mark W. Perry

/s/ *                                  Director                       October 23, 2001
______________________________________
Saiyed Atiq Raza


*By: /s/ Rajeev Madhavan
  _____________________________
       Rajeev Madhavan
      Attorney-in-Fact

                                 EXHIBIT INDEX


 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1**  Form of Underwriting Agreement.
  2.1**  Second Amended and Restated Agreement and Plan of Reorganization,
         dated July 7, 2000, between the Registrant, Magma Acquisition Corp.
         and Moscape, Inc.
  3.1**  Restated Certificate of Incorporation, to be effective upon consummation of this offering.
  3.2**  Amended and Restated Bylaws, to be effective upon consummation of this offering.
  3.3**  Amended and Restated Certificate of Incorporation.
  3.4    Reserved.
  3.5**  Amended and Restated Bylaws.
  3.6**  Amendment to Amended and Restated Bylaws.
  4.1**  Form of Common Stock Certificate.
  4.2**  Amended and Restated Investors' Rights Agreement, dated August 15,
         2000, by and among the Registrant and the parties who are signatories thereto.
  5.1    Opinion of Pillsbury Winthrop LLP.
 10.1**  Form of Indemnification Agreement between the Registrant and certain directors and officers.
 10.2**  Registrant's 2001 Stock Incentive Plan.
 10.3**  Registrant's 2001 Employee Stock Purchase Plan.
 10.4**  1998 Stock Incentive Plan.
 10.5**  1997 Stock Incentive Plan.
 10.6**  Moscape, Inc. 1997 Incentive Stock Plan.
 10.7**  Lease, dated December 7, 1998, between the Registrant and RWC, LLC.
 10.8**  Stock Option Agreement entered into between the Registrant and Rajeev
         Madhavan dated September 29, 2000.
 10.9**  Stock Option Agreement entered into between the Registrant and Rajeev
         Madhavan dated September 29, 2000.
 10.10** Form of Stock Option Agreement entered into between the Registrant and each of Rajeev Madhavan, Seiji Miwa, Kenneth Roberts, Robert Smith,
         Craig M. Wentzel and Nitin Deo.
 10.11** Form of Amendment to Stock Option Agreement entered into between the
         Registrant and each of Rajeev Madhavan, Seiji Miwa, Kenneth Roberts,
         Robert Smith and Craig M. Wentzel.
 10.12** Stock Option Agreement entered into between the Registrant and Robert
         Sheffield dated September 15, 1999.
 10.13** Stock Option Agreement entered into between the Registrant and Roy E.
         Jewell dated March 30, 2001.
 10.14** Form of Stock Option Agreement for agreements between the Registrant and Roy E. Jewell dated March 30, 2001.
 10.15** Stock Option Agreement entered into between the Registrant and Craig
         M. Wentzel dated February 28, 2001.
 10.16*  Stock Option Agreement entered into between the Registrant and Mehrdad
         Shahabi dated September 28, 2001.
 10.17*  Stock Option Agreement entered into between the Registrant and Mehrdad
         Shahabi dated September 28, 2001.
 16.1**  Letter re Change in Certifying Accountants.
 21.1**  List of Subsidiaries.
 23.1    Consent of KPMG LLP.
 23.2    Consent of Deloitte & Touche LLP.
 23.3    Consent of Pillsbury Winthrop LLP (contained in their opinion filed as
         Exhibit 5.1).
 24.1**  Power of Attorney.
 24.2**  Power of Attorney for Roy E. Jewell.
 99.1**  Consent of Integrated Circuit Engineering Corporation dated May 9,
         2001.
 99.2**  Consent of International Business Strategies, Inc. dated May 9, 2001.

-----------------------



 * To be filed by Amendment.

** Previously filed.